UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
September 25, 2006
BHP Billiton Plc
(Translation of registrant’s name into English)
Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: þ Form 20-F
o Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: o Yes    þ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 25 September 2006	By:	Karen Wood

	Name:	Karen Wood
	Title:	Group Company Secretary

GROWTH OPTIONS
PROJECT PIPELINE
FINANCIAL STRENGTH AND DISCIPLINE
THE BHP BILLITON WAY
WORLD-CLASS ASSETS
LICENCE TO OPERATE
PEOPLE

THE STRATEGIC DRIVERS THAT DELIVER THE ESSENTIAL ELEMENTS

Annual Review 2006

bhpbilliton

TheStrategicDrivers thatdeliver the Essential Elements

The BHP Billiton Strategic Framework comprises seven strategic drivers: People, our Licence to Operate, World-class Assets, the BHP Billiton Way, Financial Strength and Discipline, our Project Pipeline and Growth Options. These drivers encompass our whole business and set the benchmarks against which we measure our performance.
Annual General Meetings
The Annual General Meeting of BHP Billiton Plc will be held at the Royal Horticultural Halls, Lindley Hall, Elverton Street, London, SW1P 2PE, UK, on Thursday 26 October 2006, commencing at 10.30 am. The Annual General Meeting of BHP Billiton Limited will be held at the Brisbane Convention and Exhibition Centre, Plaza Ballroom, corner Merivale and Glenelg Streets, South Bank, Brisbane, Queensland, Australia, on Wednesday 29 November 2006, commencing at 10.30 am.
BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 180 Lonsdale Street, Melbourne, Victoria 3000, Australia BHP Billiton Plc. Registration number 3196209. Registered in England and Wales. Registered office: Neathouse Place, London SW1V 1BH, UK

We are BHP Billiton, a leading global resources company.
Our purpose is to create long-term value through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions.
Our seven strategic drivers assist us in achieving our objectives. These drivers are our people; our licence to operate; our world-class assets; the way we do business; our financial strength and discipline; our project pipeline; and growth options.
Underpinning our strategic drivers are the values that guide us. They are:
· An overriding commitment to health, safety, environmental responsibility and sustainable development.
· Integrity and doing what we say we will do.
· A commitment to achieving superior business results and stretching our capabilities.
· Having the courage to lead change in the face of adversity.
· The embracing of diversity and showing respect for and trust in each other.
With these elements as our foundation, BHP Billiton brings you the essential elements of everyday life.

BHP BILLITON ANNUAL REVIEW 2006 ▲	1

Group highlights 2006
▶	Records for all key earnings measures including underlying EBITDA up 50 per cent to US$18.1 billion and underlying EBIT up 54 per cent to US$15.3 billion.

▶	Attributable profit up 63 per cent to US$10.5 billion, including exceptionals, and up 58 per cent to US$10.2 billion, excluding exceptionals.

▶	EPS up 66 per cent, including exceptionals, and up 60 per cent, excluding exceptionals, benefiting from recent buy-backs.

▶	Underlying EBIT margin and Return on Capital Employed increased to 44 per cent and 35 per cent respectively.

▶	Final dividend of 18.5 US cents per share, an increase of 27.6 per cent on last year’s final dividend. This brings the full year dividend to 36.0 US cents per share, up 28.6 per cent.

▶	Further capital return of US$3.0 billion, bringing total for financial year 2006 to US$5.0 billion.

Five Year Summary
US$ million	2006 (a)	2005 (a)	2004 (b)	2003 (b)	2002 (b)

Revenue together with share of jointly controlled entities’ revenue (Turnover)	39,099	31,150	24,943	17,506	17,778

Underlying EBIT (c)	15,277	9,921	5,488	3,481	3,102

Attributable profit – excluding exceptional items	10,154	6,426	3,510	1,920	1,934

Attributable profit – including exceptional items	10,450	6,396	3,379	1,901	1,690

Net operating cash flow including dividends from jointly controlled entities and after net interest and taxation	10,476	8,374	5,100	3,631	3,882

Basic EPS – including exceptional items (US cents per share)	173.2	104.4	56.4	30.9	28.0

Basic EPS – excluding exceptional items (US cents per share)	168.2	104.9	54.3	30.6	32.1

Dividend per share (d)
BHP Billiton Plc (US cents)	36.0	28.0	26.0	14.5	13.0
BHP Billiton Limited (US cents)	36.0	28.0	26.0	14.5	13.0

Underlying EBITDA interest coverage (c) (times)	44.3	51.7	21.1	13.3	10.9

Underlying gearing (per cent)	27.2	35.8	25.7	31.7	35.0

(a)	Information for the years 2005 and 2006 is stated under IFRS. The Group implemented IAS 39 ‘Financial Instruments: Recognition and Measurement’ on 1 July 2005 without restatement of comparative periods.

(b)	Information for the years 2002 to 2004 is prepared and presented in accordance with UK GAAP and has not been restated.

(c)	Underlying EBIT is earnings before net finance costs and taxation, and jointly controlled entities’ net finance costs and taxation and any exceptional items. Underlying EBITDA is underlying EBIT before depreciation, impairments and amortisation. We believe that underlying EBIT and underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(d)	Three dividends were declared for the year ended 30 June 2004 as a result of the Group’s decision to realign dividend declarations to coincide with the announcements of interim and full year results.

2	▲ BHP BILLITON ANNUAL REVIEW 2006

Turnover

US$39.1B

US$ million
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2002
2003
2004
2005
2006

Underlying EBIT [c]

US$15.3B

US$ million
20,000
15,000
10,000
5,000
0
2002
2003
2004
2005
2006

Attributable profit – excluding exceptional items

US$10.2B

US$ million
12,000
10,000
8,000
6,000
4,000
2,000
0
2002
2003
2004
2005
2006

Returns to shareholders since 2001

US$15.5B

US$ million
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006
Dividends
Buy-backs
Demerger of BHP Steel

Dividends [d]

US$2.2B

US$ million
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006

Market capitalisation at 30 June

US$123B

US$ million
150,000
120,000
90,000
60,000
30,000
0
2002
2003
2004
2005
2006

Relative share price performance index – 5 year (US$)

400
300
200
100
0
BHP Billiton Limited
BHP Billiton Plc
ASX 200
FTSE 100
S&P 500
June 01
June 02
June 03
June 04
June 05
June 06

Attributable profit – excluding exceptional items
Returns to shareholders since 2001
Market capitalisation at 30 June
Relative share price performance index – 5 year (US$)

BHP BILLITON ANNUAL REVIEW 2006 ▲	3

Chairman’s Review
‘The continuation of a strong global commodities market has resulted in another outstanding set of results for BHP Billiton.’
Don Argus, Chairman
The continuation of a strong global commodities market has resulted in another outstanding set of results for BHP Billiton.
Our underlying earnings before interest, tax, depreciation and amortisation (EBITDA) were US$18.1 billion, our net operating cash flows increased to US$10.5 billion and our total dividend payment for the year was 36 US cents a share, reflecting the ninth consecutive increase in our dividend.
Our strongest earnings contributor was the Base Metals business, which generated a record US$5.4 billion in underlying earnings before interest and tax (underlying EBIT). The price of copper was a major influence on this result. While labour and other input costs continued to rise due to the tight supply and strong demand environment, our operating margins increased.
BHP Billiton’s market capitalisation increased further, to around US$118 billion, compared with US$95 billion this time last year. High spot commodity prices, particularly for the London Metal Exchange (LME)-linked commodities, resulted in strong cash flows during the year. This increased our ability to return capital to shareholders. However, we do not run the business based on short-term commodity prices, which can be highly volatile. We will continue to make disciplined decisions that we believe will increase the underlying value of the Company based on the long-term cash generation potential of our businesses and opportunities.
International Financial Reporting Standards (IFRS) became effective for BHP Billiton from 1 July 2005. This change has had limited impact on our reported profit and balance sheet, however, it has simplified the reporting of our financial results by enabling a single set of combined accounts to be produced for both BHP Billiton Limited and BHP Billiton Plc.
On the cover of this Review is a pyramid that contains the seven drivers that underpin BHP Billiton’s strategy. These strategic drivers combine to ensure that every decision made by the Board and the management team contributes to the delivery of shareholder value over the long term.
BHP Billiton has achieved the goals set at the time of the merger, including generating outstanding returns to shareholders, and we are now in a position to ‘raise the bar’ by resetting our aspirations.
We are striving to improve our strong competitive position in all of our chosen commodities. We strengthened our portfolio of assets with the integration of WMC Resources into our businesses during the year, and we believe we have unique opportunities and challenges as a result of the new industry environment, most importantly the potential for a multi-decade of high demand growth driven by China, India, Russia and the developing South American economies.
While the ultimate purpose of BHP Billiton is to maximise total return to shareholders over an extended time frame, our aspirations should also address and resonate with other stakeholder groups: customers, resource owners, communities and governments, partners, suppliers and our employees.

4	▲ BHP BILLITON ANNUAL REVIEW 2006

Corporate Governance
As we have reported in previous years, we believe that the right approach to corporate governance at BHP Billiton is to draw on best practice from all the jurisdictions in which we operate and are regulated.
We have developed our own framework of compliance to ensure that corporate governance does not simply become synonymous with a mandated system of rules based on a ‘tick a box’ system where shareholders, creditors and other corporate stakeholders might lower their guard to their own detriment.
No mandated system will address the fact that a fully compliant but dysfunctional board can create as much havoc as one that does not comply at all.
We believe that a board must find the right balance between monitoring the performance of the company and advising on strategy. That objective has led to the Board defining its role and what it expects of management in a Board Governance Document, which moves the emphasis from mere compliance to a practice of informed corporate governance in a modern business environment.
That said, irrespective of how well a board defines its role and its expectations, corporate behaviour is dictated above anything else by the ‘tone at the top’.
That ‘tone at the top’ is set by the Board and senior management, in particular the Chief Executive Officer. The tone forms the culture of the corporation and permeates the corporation’s relationships not only with investors, but also employees, customers, suppliers, local communities and governments.
Our Corporate Governance Statement starts on page 28 of this Review. A summary of our compliance with our multi-jurisdictional obligations and our own internal control mechanisms is published on our website.
Our program of Board renewal continues, with Jacques Nasser and Paul Anderson having joined the Board in June. We are delighted to have secured the services of such highly respected, independent and experienced former executives.
My Board colleagues have again this year made a substantial contribution to the oversight of the Group’s business, strategy and people development, and I thank them for their commitment.
Corporate Responsibility
One of the seven strategic drivers for the Group, second only in the pyramid to People, is our Licence to Operate. Our Sustainability Report outlines in detail the programs and initiatives that support our commitment to positively impacting the communities and environments in which we operate.
At BHP Billiton, we believe that engaging with society as an active and self-motivated corporate citizen is sound business practice. Integrating sound principles governing safety, business conduct, social, environmental and economic activities is good both for competitive advantage and for developing a reputation as the partner of choice.
Outlook
The short-term global economic outlook remains positive. Growth in Asia will help drive the global economy, with Japan’s expansion now well-established and China’s economic growth expected to remain strong. The US economy is likely to remain solid.
However, while the short-term outlook is encouraging, it is not without risk. Escalating political tensions, contributing to a tight oil market, are adding to increased uncertainty in all markets.
Forward prices of LME metals and oil remain above long-term historical averages, indicating that large-scale supply surpluses are not being anticipated in these markets. Similarly, there is no sign of an imminent retreat in oil and bulk commodity prices.
Once again, I commend Chip Goodyear, his management team and all of BHP Billiton’s many thousands of employees and contractors for their continued commitment, which has enabled the Company to turn in another outstanding performance for the 2006 financial year.
Don Argus

BHP BILLITON ANNUAL REVIEW 2006 ▲	5

Chief Executive Officer’s Report
‘BHP Billiton is a major producer and supplier of the raw materials that are essential for the development of economies around the world. Understanding the forces impacting societies around the world is essential if we are to remain well positioned to play our role to support communities and economies as they develop.’
Chip Goodyear, Chief Executive Officer
The business strategy put in place five years ago has served the Company well in enabling us to take advantage of the upswing in demand for the commodities we produce. However, during the year we recognised a need to build on our strategy to ensure it could take us forward over the next decades.
We have been talking for the last three or four years about the processes of urbanisation and industrialisation across the developing world leading to a secular change in commodity demand that is different from the traditional business cycle.
We needed to ensure that our business strategy recognised this probability and could evolve to encapsulate everything needed to realise the potential benefits from a multi-decade secular change in demand for commodities.
The result has been a refinement of our original strategy. We have chosen to represent this refined strategy in a simple form, via a seven-layered pyramid, that I believe assists our constituencies in understanding the critical drivers to our success: our seven strategic value drivers.
This Report provides an overview of our business against each of these seven strategic drivers and provides some examples of achievements during the year that reflect how we put these drivers into action.
People
People will always be fundamental to our success and they form the foundation of our business strategy. Our people find resources, develop projects, operate world-class facilities and deliver our products reliably and efficiently to customers all over the world. Our strong performance during this year was the result of the commitment and hard work of our 38,000 employees and the large number of contractors who support them. This is a very busy time in the resources industry and our continued success will rely on our people and their determination to outperform.
Licence to Operate
While we have recognised for some time the need to earn our right to be part of the various communities impacted by our presence, the way in which we behave as a Company has never been more important, particularly as we compete for access to resources in regions whose communities need to be convinced of the benefits we bring to them.
The health and safety of our people continue to be paramount to our success, our ‘licence to operate’ and our sustainability as a business and industry. We continue to strive towards a state of ‘Zero Harm’ to our people. Yet three people lost their lives at our operations during the year and we were seriously concerned by some increasing injury trends in the first half of the year. While the trend improved in the second half through a concerted management focus, the statistics reinforce our belief that that we must never take the safety of our people for granted.
World-class Assets
Our strong and diverse asset base, giving us exposure to the production and sale of more than 20 individual commodities throughout the world, will continue to underpin the success of the Company. This year, in response to record demand, we stretched production from these assets to new levels, with annual production records set for aluminium, copper, iron ore, nickel and natural gas.

6	▲ BHP BILLITON ANNUAL REVIEW 2006

The BHP Billiton Way
In an extremely challenging industry environment, with the cost and availability of both people and essential materials under enormous pressure, the knowledge-sharing, systems and processes we can apply throughout our global operations give us a significant competitive advantage. This year we expanded our Operating Excellence program and commenced Business Excellence across BHP Billiton. In addition to established programs such as Six Sigma and networks and knowledge sharing activities, we have expanded the function to include a whole of business focus on excellence.
Financial Strength and Discipline
US$5.0 billion dollars were invested in growth projects during the year and a further US$1.9 billion on capital expenditure that goes to improve our existing assets – we were able to maintain our strong A credit rating, reduce debt further and return significant funds to shareholders. Excess capital was returned to shareholders through share buy-backs and dividends totalling US$5.0 billion and US$2.2 billion respectively. Since 2001, we have returned a total of US$15.5 billion to our shareholders.
Project Pipeline
Four new projects came online during the year. They were: Escondida Norte and Escondida Sulphide Leach in Chile and Worsley DCP and RGP2 in Western Australia. Another seven projects: Shenzi, Stybarrow, NWS Angel, Alumar Refinery Expansion, RGP3, Samarco and Koala Underground were approved to be developed and come online over the next three to four years. Our development pipeline currently shows 23 projects in either execution or feasibility, representing a total investment of US$13.8 billion.
Growth Projects
The integration of WMC Resources’ assets into our businesses and the sale of its fertiliser business were successfully completed during the year with the result of significantly boosting nickel and copper production during a year of strong prices, adding uranium to our product range and providing growth options for the future while continuing to optimise our portfolio.
Perhaps more quietly, our global exploration activities continued to increase as we search for the next set of options for growth, many of which will be in regions that will create their own set of challenges. However, we have demonstrated our capabilities for developing projects and operating in new environments. As we focus more intently on opportunities in sub-Saharan Africa, for example, we do so knowing we have already developed and now successfully operate one of the world’s most cost-efficient aluminium smelters in Mozambique and own and operate a world-class nickel asset in Colombia and deliver oil and gas from our operations in Pakistan and Algeria.
The drivers outlined above show our commitment to meeting the opportunities presented by what we expect to be the extensive urbanisation and industrialisation of the developing world. We do not suggest that this growth will be uninterrupted, constant or predictable. However, we are confident that as well as positioning us for ongoing growth, BHP Billiton’s strategy will enable us to provide value to shareholders and sustain our business throughout any downturns.
Let me leave you, however, with a simple proposition: that China is determined to become a knowledge economy by 2050. To achieve its vision, hundreds of millions of people will need to move from rural to urban areas. That will require residential dwellings, industrial facilities and associated infrastructure. All the raw materials that we produce and sell are essential elements of these infrastructure requirements. We believe the world may be witnessing just the beginning of a whole new period of change and BHP Billiton is an essential element of that change.
Chip Goodyear

BHP BILLITON ANNUAL REVIEW 2006 ▲	7

People

8	BHP BILLITON ANNUAL REVIEW 2006 ▲

At BHP Billiton, people are the foundation of our strategy. It is our people who find and develop our mineral and energy resources, maintain and operate our assets and ensure that our products reliably reach customers. But while people are key to our business success, they are also one of our scarcest assets.
Today’s strong demand for minerals and energy means that the industry’s requirements for skilled technical and professional people is high. At the same time, the number of people entering the industry has been declining for many years. This has resulted in a shortage of people across the industry, particularly for developing new projects.
Our pipeline of new projects is the largest in the industry. Staffing these projects with people who meet our high standards is a considerable challenge. To meet this need, we have a strong focus on graduate recruitment, employee development and creating a distinctly BHP Billiton work culture. We want our employees to enjoy coming to work for a Company that is demanding of performance but also a challenging and fun place to work.
Rajan Pillay
Business Improvement Specialist HSE, Mozal, Mozambique Rajan has an outstanding track record in the area of reduction, maintenance and general process. He joined the HSE team in July 2005 and has already delivered exceptional results. Indeed, every day someone just like Rajan is putting the extra effort into their day-to-day work that makes this Company a success.
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BHP BILLITON ANNUAL REVIEW 2006 ▲	9

Licence to operate
BHP Billiton is determined to achieve the highest standards in the way we do business. Our commitment to ethical conduct, the health and safety of our people, the quality of life of the communities where we operate, and the health of the environment is how we earn our ‘licence to operate’ – a licence that is critical to the success and sustainability of our business.
Through our performance in these areas, we seek to become a partner of choice for local communities, governments, resource owners and other stakeholders. These partnerships can provide us with competitive advantages in accessing new resources and in attracting and retaining the best employees.
Our commitment to sustainable development is supported by our aspirational goal of Zero Harm, our Guide to Business Conduct, the way we approach our relationships with stakeholders, and transparent corporate governance. We have an ongoing commitment to spend at least 1 per cent of our pre-tax profit on a three-year rolling average on programs to support the communities in which we operate – thereby ensuring that they also directly benefit from our success.
Humera Malik
Community Development Manager, Pakistan Humera is one of our most experienced community development practitioners. She and her team have worked with community members adjacent to the Zamzama Gas Plant to establish a range of programs in female education, small business development and health, improving the lives of the communities surrounding our operation.
Zamzama, Pakistan
Rewarding a successful partnership
BHP Billiton is the Diversified Minerals and Medals Sponsor of the Beijing 2008 Olympic Games and Paralympic Games. Our sponsorship will provide financial support to the Beijing Olympic and Paralympic Games, as well as the raw materials for the gold, silver and bronze medals, and recognises the importance of China and the Chinese people to our Group’s success.
Understanding our environment
BHP Billiton has undertaken a two-year exploration program to define bauxite resources in its Bakhuis concession in western Suriname. As part of this program, a camera trapping program was established in conjunction with Conservation International to record the diverse and abundant fauna of the concession area. The program has added significantly to our understanding of the Bakhuis fauna and expands existing ecological knowledge in Suriname. The study also allows us to compare Bakhuis exploration with other locations in the Guianas and Amazonia and provides a sound basis for the prediction of potential impacts of any future mining at Bakhuis, together with responsible management of those operations.

10	▲ BHP BILLITON ANNUAL REVIEW 2006

Pioneering technology at Hay Point alleviates employee health issues
Improvements to the coal unloading process at the Hay Point terminal, Australia, has increased unloading efficiency while reducing the risk of hearing damage and other injuries to the operator. The BHP Billiton design may have broader applications for the bulk materials transport industry.
Supporting communities
In Pakistan, we joined with the Government and local and international non-government organisations to support relief efforts following their devastating earthquake. Our donations reached more than US$600,000 and will go towards urgent humanitarian programs, the reconstruction of houses, medical supplies and mobile medical units.
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Promoting better outcomes
Escondida (Chile) and Antamina (Peru) participated in an International Council on Mining & Metals study to understand how large-scale mining activity can enhance the socio-economic development of host countries. In both cases, there was evidence that our mining operations have contributed to both economic and social improvements. The study provides lessons on how to promote better socio-economic outcomes in natural resource development projects.
Read more about our Sustainable Development Policy, practices and performance in our detailed Sustainability Report at http://sustainability.bhpbilliton.com/2006/.
Dinas Mashamaite, Project Manager, JET Education Services, South Africa

BHP BILLITON ANNUAL REVIEW 2006 ▲	11

World-class assets
EKATI, Canada
Robert Beaulieu
Aboriginal Employment Coordinator – EKATI, Canada Robert is EKATI’s senior Aboriginal Affairs officer and has been with the Company since May 1998. He is a tremendous ambassador for our Company and has helped us build many bridges with Aboriginal communities in the region.
BHP Billiton has around 100 operating assets across the globe producing a range of commodities. Our portfolio of assets and the spread of our businesses are a fundamental strength of our Group. Not only do our operations underpin our consistent performance, they generate the cash flow we use to pay our employees, build new projects and fund our consistent returns to shareholders.
Maintaining and maximising the value of these world-class assets is critical. We run our operations with efficiency and excellence in mind, and are always on the look-out for opportunities to reliably improve our practices and procedures. We set benchmarks for our operations and continuously search for opportunities to safely and sustainably drive more from them. Our portfolio of assets is carefully managed through divestment, development and acquisition.
Record annual production was achieved at North West Shelf (Australia), Hillside (South Africa), Mozal (Mozambique), Paranam (Suriname), Escondida (Chile), Antamina (Peru), Western Australian Iron ore and GEMCO (both Australia), New Mexico Coal (US), Cerrejon Coal and Cerro Matoso (both Colombia).

12	▲ BHP BILLITON ANNUAL REVIEW 2006

Targeting excellence
We continued to improve our already low-cost aluminium portfolio during the year. In alumina, the 250,000 tonnes per annum (tpa) Worsley alumina refinery expansion (of which BHP Billiton’s share is 215,000 tpa) from 3.25 million tpa to 3.5 million tpa was completed and commissioned in financial year 2006. Worsley’s Berth 6 shiploader program was also completed, with over one million tonnes of alumina having been loaded at the new berth since March 2006. These investments will help Worsley maintain its position as one of the world’s lowest cost alumina refineries and positions BHP Billiton to benefit from strong global demand for alumina.
Driving more from our operations
Our Cerro Matoso operation in Colombia boosted nickel production by nearly six million pounds. This strong performance was the result of Operating Excellence initiatives, which led to an increase in the quality of feedstock to the smelter, better performance from equipment critical to production, and strong recovery in demand for nickel.
Increasing production
Western Australia iron ore production was a record 89.6 million wet tonnes (BHP Billiton share) over the 2006 financial year. This increase reflects strong customer demand for iron ore products along with production from additional capacity at Area C and the Products and Capacity Expansion (PACE) projects.

BHP BILLITON ANNUAL REVIEW 2006 ▲	13

The BHP Billiton way
When it comes to applying the best possible solutions to common problems and gaining the economies of scale so essential to a Company as large as ours, sharing knowledge, expertise and ideas across our operations is vital. With more than 100 operations and offices spanning 25 countries around the globe, that requires good communication, shared values and common goals.
At BHP Billiton, we have developed a series of best practice processes that govern the way we work at all of our operations and offices worldwide, be it a copper mine in Chile, an aluminium smelter in southern Africa or a metropolitan office in Australia. These processes extend to policies such as our Zero Harm and Business Excellence policies, as well as to the processes we employ when undertaking investment approvals, the way we manage our people and how we work with our customers.
Knowledge-sharing networks help to identify and disseminate successful practices across every part of the Company. This culture of information-sharing ensures that all parts of the Company can benefit from the lessons learned and experience gained by our vast network of colleagues around the globe.
Serge Nitiema
Project Leader – Democratic Republic of Congo (DRC) The difficult circumstances and environments often faced by exploration teams in Africa have been no match for Serge’s ‘can do’ attitude. Originally from Burkina Faso, Serge has led the discovery of a number of strategic mineral deposits for BHP Billiton and his teams achieve consistently strong HSEC performance.
Forward thinking
The 500 kilometre Tibbitt to Contwoyto winter road is the essential lifeline of the diamond industry in Arctic Canada. It carries the highest volume of traffic and freight of any ice road in the world, but provides only a 10-week window each winter for mines operating in Canada’s Northwest Territories and Nunavut diamond fields to transport as much freight as possible. In 2006, unusually poor ice conditions meant that the road was late opening and then shut down early, significantly impacting many of the region’s mines.
But our EKATI supply team had planned ahead. EKATI prepared for a shorter duration winter road by expediting supplies and equipment to Yellowknife in advance of the road opening, so these materials were ready to haul as light loads as soon as the road was available. Thanks to their understanding of local conditions and forward thinking, all critical supplies were received and adverse business impacts were successfully mitigated when the premature closure of the road occurred.

14	▲ BHP BILLITON ANNUAL REVIEW 2006

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Innovative solutions
Cabrillo Port is our innovative proposal to meeting California’s growing energy needs. It will be a floating regasification and storage unit positioned at a distant offshore location, which will receive liquefied natural gas (LNG) from specially designed tankers and then convert the LNG into natural gas for sale through the existing onshore natural gas system. Cabrillo Port is a safe, secure and environmentally benign solution capable of meeting more than 10 per cent of California’s current daily natural gas need.
Corporate Centre, London
Advancing technology
The Orion Operations group was formed during the year to manage the deployment of BHP Billiton’s exclusive exploration technologies – FALCON™, GEOFERRET™ and SOLIDEARTH™. Orion Operations is involved in projects in both established areas and new areas in emerging countries where its technologies are used to gain a competitive advantage.
Our FALCON™ technology was key to our ability to negotiate joint ventures to explore for copper and coal in Mongolia and we concluded agreements with three companies that hold licences in the South Gobi region. One of our FALCON™ systems successfully completed over 60,000 km of survey flying over winter in the Gobi Desert. These surveys have greatly increased the speed at which BHP Billiton can explore this difficult terrain.
Continuous improvement
From the beginning of its operations, Minera Escondida, the world’s largest copper mine, has not stopped growing. After the successful completion of seven major expansion projects, Escondida, operated by BHP Billiton and located in Chile’s Atacama Desert, has gone from producing 320,000 tonnes per year to 1.3 million tonnes per year. Behind this growth is a decision taken during the first months of operation 15 years ago – to continuously add value through superior performance in safety, production and unit costs, ensuring its place for many more years as the world’s largest single copper producer. The application of continuous improvement programs, business risk management and control, and business cost controls have been crucial to our success.

BHP BILLITON ANNUAL REVIEW 2006 ▲	15

Diversified across products, markets and regions, our asset base provides relatively stable cash flows regardless of variations and risks in areas such as commodity prices, currency exchange rates and geopolitical conditions. This affords us the certainty to fund our long-term business plan, the ability to develop projects to meet demand and the scope to make opportunistic and counter-cyclical investments. It is a foundation further strengthened by our strong ‘A’ credit rating and the low-cost position of our asset portfolio. Our investment approvals process targets investments that are aligned with our own values, priorities, strategies and policies. Investments must have a high probability of success and must be capable of achieving optimal shareholder value with an acceptable degree of risk. Our goal is to invest in opportunities that achieve returns in excess of the cost of capital.
Our capital management priorities are to reinvest in projects with attractive rates of return, ensure a solid balance sheet, and return capital to shareholders. We maintained our progressive dividend policy with an increase of 29 per cent over the previous financial year, bringing the 2006 dividend payment to 36 cents per share. We announced a further return to shareholders of US$5.0 billion through a combination of off and on-market share buy-backs.
Robin Bordie
Economist, China
Robin Bordie has been working with BHP Billiton since 2004. She has extensive experience in econometrics and economics research, and an in-depth understanding of the Chinese economy and the developmental issues relating to China’s growth. With more than 20 years’ professional work experience, Robin brings to us the invaluable ability to analyse the complex economic situation and rapid changes in China – our largest single-country market.

Financial strength and discipline

Financial strength and discipline

Cannington, Australia

BHP BILLITON ANNUAL REVIEW 2006 ▲	17

Project pipeline
Expansion projects on track
Since 2001, through a program of staged expansions, BHP Billiton has increased production at its Western Australian iron ore operations from around 68 million tonnes per annum to 105 million tonnes in 2006. The next phase, Rapid Growth Project 2 (RGP2) was recently completed on time and on budget and RGP3 is under way with construction activities progressing well. Looking further afield, RGP4 is in feasibility phase. This will take us to a nominal 152 million tonnes per annum. These projects build on our outstanding track record of bringing new production capacity online and ensure that we continue to meet our customers’ needs over the coming decades.
Dennis Odgers
Underground Supervisor –Cannington, Australia Dennis has demonstrated considerable skill, initiative and leadership in his capacity as an underground operator and acting in supervisory positions since he began at Cannington in 2000. Dennis was one of a group of excellent performers who BHP Billiton rewarded with a trip to the Melbourne Commonwealth Games this year.
BHP Billiton has an unparalleled set of growth options. The number of projects that are either in the development or feasibility stage in our project pipeline reflects the significant range of opportunities ready to take us into the next decade.
We have demonstrated our ability to identify and develop both greenfield and brownfield opportunities, with 30 projects completed in the past five years. We continue to aim to deliver projects on time and on budget, notwithstanding the cost and time pressures affecting our industry in today’s high-demand environment.
Our emphasis on developing and implementing leading-edge technology and innovative customer solutions is demonstrated not just across our operations, but in the approval of several new projects, in our customer collaborations and in the development of new products and markets.
Central to BHP Billiton’s success is our competitive ability to plan, prioritise and execute the development of the projects in our pipeline. During the year, seven major growth projects were approved. We now have 23 projects in execution or feasibility phase representing US$13.8 billion of investment. In addition, we are assessing numerous opportunities in readiness for their progression within the pipeline, thereby ensuring a continual flow in the coming years.

18	▲ BHP BILLITON ANNUAL REVIEW 2006

Petroleum projects move to completion
Our pipeline of petroleum development projects is strong. We are expanding our gas plant at Zamzama in Pakistan; Train 5 at Australia’s North West Shelf LNG plant is progressing, as is the new Angel production platform, which will supply gas to the facility; and the Stybarrow development is making strong progress towards commercialising reserves in an increasingly important oil province in Western Australian waters. Construction is under way for production facilities at the Neptune Development, our first operated, stand-alone development in the deepwater Gulf of Mexico; and the first steel has been cut for the Shenzi development, also in the Gulf of Mexico. The Atlantis South Development in the Gulf of Mexico, due to ramp-up in the next 12 months, will be a key feature in terms of our Petroleum volumes. When it ultimately reaches its full capacity, Atlantis will produce in the order of 26 million barrels per year (BHP Billiton share).
we see the titanium dioxide in the toothpaste, but naomi sees one last task before her bedtime story . . .
Opening the door to future development
The Panda Underground Project at EKATI, the first underground diamond mine in Canada, successfully reached full capacity in February 2006. The project presented many significant and diverse challenges and, by virtue of its success, has resulted in the establishment of solid underground mining capability at EKATI. Completed on time and under budget, project production has exceeded the feasibility study targets to date. Safety performance was also excellent. Indeed, the success of this project has opened the door to future underground development work at EKATI.
Spence, Chile
Yabulu, Australia
BHP BILLITON ANNUAL REVIEW 2006 ▲

Growth options
▲ BHP BILLITON ANNUAL REVIEW 2006

As the world’s demand for resources continues to increase, it is essential that we identify and capture what may become the next generation of large, low-cost assets for development – beyond those already in our project pipeline.
Many of these assets will be in regions of the world where we have limited operations and where political or geographic factors make the identification, retention and development of resources more challenging. At BHP Billiton, we take advantage of our global reach to explore new parts of the world where we can work.
By integrating our technological know-how, our exploration experience and our business development expertise we are wellpositioned to develop new opportunities as they arise in a way that is responsive to market conditions, as well as to future needs, to replenish our current asset portfolio.
Hillside, South Africa
Mt Arthur Coal, Australia
Narelle Wolfe Community Relations Coordinator, Hunter Valley Energy Coal, Australia
Narelle is committed to Mt Arthur Coal and its local community. She works tirelessly to develop goodwill and successful relationships within the workforce and community, in a manner that represents the values associated with our Charter and that positions Hunter Valley Energy Coal well for long-term growth.
we see a useful application for the lightweight and durable qualities of aluminium or steel; jo sees her kids running barefoot through puddles . . .
BHP BILLITON ANNUAL REVIEW 2006 ▲

Customer Sector Group highlights
Customer Sector Group highlights

▶	Commodity markets remain strong, underpinned by supply restrictions and a generally constructive global economy.

▶	Record annual production volumes at 14 of our assets right across our commodity range, including record production in five key commodities: aluminium, copper, iron ore, nickel and natural gas at a time of high prices and tight demand.

▶	We continue to approve new projects in line with market demand. This year, four major growth projects were completed and seven major growth projects approved, resulting in volume growth in high margin operations and representing a forecast total capital spend of just over US$5 billion. This together with new projects added in the feasibility phase brings our project pipeline to 23 projects with investment approaching US$13.8 billion.
Our Petroleum Customer Sector Group’s principal activities are oil and natural gas exploration, production and development. We produce and market crude oil and condensates, natural gas, liquefied natural gas (LNG), liquefied petroleum gas (LPG) and ethane.
We market a range of mostly premium light sweet crude oils and condensates to refining and petrochemical customers in the Asia Pacific and Atlantic regions. We sell gas via pipelines into local markets in Australia, the UK, Pakistan and the US. The markets for LNG from our North West Shelf operations are Japan, Korea and China.
Results
Underlying earnings before interest and tax (EBIT) were US$3 billion, compared with US$2.4 billion in 2005, an increase of US$573 million. This increase was mainly attributable to higher average realised prices for all petroleum products. Aside from price, volumes from new operations were a significant contributor with full year contributions from ROD, Mad Dog, Angostura and Minerva adding US$360 million to EBIT.
Highlights
Three major projects were sanctioned during the year, Stybarrow, Angel and Shenzi, bringing the total Petroleum pipeline to nine projects in development or feasibility at a capital cost of US$5.2 billion. Pyrenees advanced into feasibility during the period. We produced record annual volumes of natural gas due to the commissioning of Minerva and North West Shelf Train 4.
▲ BHP BILLITON ANNUAL REVIEW 2006

Our Aluminium Customer Sector Group mines bauxite, refines bauxite into alumina and smelts alumina into aluminium metal. We are the world’s sixth largest producer of primary aluminium, with a total operating capacity of approximately 1.3 million tonnes of aluminium. We sell aluminium metal to customers around the world, generally at prices linked to the London Metal Exchange (LME) price.
Results
Underlying earnings before interest and tax (EBIT) were US$1.2 billion, compared with US$959 million in 2005, an increase of US$232 million. This increase was mainly attributable to higher prices for aluminium and alumina, adding US$591 million to EBIT.
Highlights
The benefits of our technical expertise are clearly evident at the Mozal and Hillside smelters where consecutive production records were again achieved from the same number of pots. Commissioning has been successfully completed at our Worsley expansion and we will see the benefits of increased alumina production in future periods.
Our Base Metals Customer Sector Group mines copper, silver, lead, zinc, uranium, molybdenum and gold. We provide base metal concentrates to smelters worldwide, copper cathodes to rod and brass mills and casting plants, and uranium oxide to power utilities. Our portfolio of large, low-cost mining operations includes the Escondida mine in Chile, the world’s largest source of copper, and the Olympic Dam copper, uranium and gold mine in South Australia.
Results
Underlying earnings before interest and tax (EBIT) were US$5.4 billion, compared with US$2.2 billion in 2005, an increase of US$3.2 billion. This increase was mainly attributable to higher prices for copper, silver, zinc and lead.
Highlights
We had record copper production during the period with the highest ever production from both Escondida and Antamina. The integration of Olympic Dam was successfully completed, also making a significant contribution to the higher result. During the year the Escondida Sulphide Leach and Norte projects were completed on schedule.
BHP BILLITON ANNUAL REVIEW 2006 ▲

Customer Sector Group highlights continued
Our Carbon Steel Materials Customer Sector Group is a leading supplier of core raw materials and services to the global steel industry, producing and marketing a full range of steelmaking raw materials – iron ore, coking coal and manganese ore and alloys. BHP Billiton is the world’s largest supplier of seaborne metallurgical coal, marketing almost 50 per cent of global production.
Results
Underlying earnings before interest and tax (EBIT) were US$4.5 billion, compared with US$2.8 billion in 2005, an increase of US$1.7 billion. This increase was mainly driven by higher prices and record sales volumes for iron ore as well as increased prices for metallurgical coal.
Highlights
With seven Carbon Steel Materials projects in our pipeline, volume growth will continue to be delivered in all three commodities (iron ore, metallurgical coal and manganese). Returns for this business continue to be excellent and margins were outstanding at both WA Iron Ore and Queensland Coal. These were the highest year-on-year margin expansions at any of our operations. With continued strong demand and prices for these key commodities largely locked in until April next year, the outlook continues to be very positive.
The Diamonds and Specialty Products Customer Sector Group encompasses our diamonds and titanium minerals businesses. The cornerstone of our diamonds business is the EKATI Diamond Mine. Annual sales represent around 3 per cent of current world rough diamond supply by weight and 6 per cent by value.
Our interest in titanium minerals consists of a 50 per cent effective interest in Richards Bay Minerals (RBM) in South Africa, a leading producer of titanium slag, high purity pig iron, rutile and zircon from mineral sands, and the Corridor Sands and TiGen minerals sands projects in Mozambique. The zircon, rutile and pig iron are sold as end products. Approximately 90 per cent of the titanium dioxide slag is sold internationally.
Results
Underlying earnings before interest and tax (EBIT) were US$345 million, compared with US$560 million in 2005, a decrease of US$215 million. This decrease was mainly impacted by the processing of lower grade and lower value material at our EKATI Diamond Mine. Diamond revenues were positively impacted by sales from inventories carried over from 2005.
Highlights
EBIT for EKATI in this current financial year will continue to be impacted by the processing of lower grade and lower value material and will not benefit from sale of back stocks. In the medium term, however, increasing underground production from Panda and Koala will help restore profitability to historical levels.
▲ BHP BILLITON ANNUAL REVIEW 2006

Our Energy Coal Customer Sector Group is one of the world’s largest producers and marketers of export thermal coal. We mine energy coal in South Africa, Australia, Colombia and the US. Most of our energy coal sales are under medium and long-term contracts with power generation companies and utilities in domestic markets and export markets in Europe, Asia and the US.
Results
Underlying earnings before interest and tax (EBIT) were US$327 million, compared with US$587 million in 2005, a decrease of US$260 million. Prices and volumes were largely flat but cost pressures experienced across the industry also affected all Energy Coal assets.
Highlights
Annual production records were achieved at both Cerrejon Coal and New Mexico operations. A recovery plan at Ingwe is starting to take hold and we are looking for an improved result in the medium term.
Our Stainless Steel Materials Customer Sector Group is the world’s third largest nickel producer. The group primarily services the stainless steel industry through its wide range of high-quality nickel products. In addition, we supply nickel and cobalt to other markets including the specialty alloy, foundry, chemicals, and refractory material industries. For the year, approximately 80 per cent of our sales were to the stainless steel industry under a mix of long-term and medium-term contracts with prices linked to the relevant LME prices.
We produce nickel in the form of compacts, high purity nickel briquettes and powders, high purity ferronickel granules and chemical-grade nickel oxide; and cobalt in the form of Chemgrade cobalt oxide hydroxide and electrolytic cobalt cathodes. We also market chrome and ferrochrome produced by the chrome business we owned until June 2005.
Results
Underlying earnings before interest and tax (EBIT) were US$901 million, compared with US$712 million in 2005, an increase of US$189 million. This increase was mainly attributable to the inclusion of a full year of results from the Nickel West operations (Australia), acquired in June 2005.
Highlights
The successful integration of Nickel West has been completed and we are now looking to optimise this business. Cerro Matoso had record annual production and we are looking to further increase production in the medium term from improved recoveries of metal from slag. The Yabulu expansion is on track for delivery early next year and the gas conversion project at this refinery is now completed and is expected to have a positive impact on costs for the 2007 year. While it is disappointing that the budget and schedule for Ravensthorpe are under review, this project will enable us to deliver increased nickel volumes into a structurally tight nickel market.
BHP BILLITON ANNUAL REVIEW 2006 ▲

Offices
Petroleum
Aluminium
Base Metals
Carbon Steel Materials
Diamonds and Specialty Products
Energy Coal
Stainless Steel Materials
58
8
27
66
26
38
64
35
70
44
41
40
50
19
47
49
48
56
7
9
36
25
37
24
18
6
12
20
23
29
28
22
65
42
59
57
43
60

BHP Billiton locations
Offices

Ref	Country	Location
1	Australia	Adelaide t l	t Corporate Centres
l Marketing Offices
2	Australia	Brisbane l▲	▲ Minerals Exploration
3	Australia	Melbourne	Offices
		(Global Headquarters) tl▲	n Technology Centres
4	Australia	Newcastle n
5	Australia	Perth t l ▲ n
6	Belgium	Antwerp l
7	Brazil	Rio de Janeiro l ▲
8	Canada	Vancouver ▲
9	Chile	Santiago t l ▲
10	China	Beijing l ▲
11	China	Shanghai l
12	Germany	Essen l
13	India	New Delhi l ▲
14	Indonesia	Jakarta l
15	Japan	Tokyo l
16	Korea	Seoul l
17	Mongolia	Ulaanbaatar ▲
18	Netherlands	The Hague l
19	Peru	Lima ▲
20	Russia	Moscow l ▲
21	Singapore	Singapore l
22	South Africa	Johannesburg t l ▲n
23	Switzerland	Baar l
24	UK	London t
25	UK	Sheffield l
26	US	Houston t l
27	US	Pittsburgh l
Petroleum

Ref Country	Site/Asset	Description	Ownership
28 Algeria	Ohanet	Joint operator with Sonatrach of wet gas development	45%
29 Algeria	ROD Integrated Development	Onshore oil development	36.04%
30 Australia	Bass Strait	The Bass Strait operations produce oil, condensate, LPG, natural gas and ethane	50%
31 Australia	Griffin	Operator of oil and gas project offshore WA	45%
32 Australia	Minerva	Operator of Minerva gas field development in the Otway Basin	90%
33 Australia	North West Shelf	One of Australia’s largest resource projects, producing liquids, LNG and domestic gas	8.33–16.67%
34 Pakistan	Zamzama	Operator of onshore gas development	38.5%
35 Trinidad and Tobago	Angostura	Operator of oil field	45%
36 UK	Bruce/Keith	Oil and gas production in the UK North Sea (sold in August 2006)	16–31.83%
37 UK	Liverpool Bay	Operator of oil and gas development in the Irish Sea	46.1%
38 US	Gulf of Mexico	Interests in several producing assets, the Atlantis, Neptune and Shenzi developments, and a significant exploration acreage position	4.95–100%
– Various	Exploration	Exploration interests in Algeria, Australia, Brunei, Maritime Canada, Colombia, Namibia, Pakistan, South Africa, Trinidad and Tobago, UK, US	—
▲ BHP BILLITON ANNUAL REVIEW 2006

Aluminium

Ref Country	Site/Asset	Description	Ownership
39 Australia	Worsley	Integrated alumina refinery/bauxite mine	86%
40 Brazil	Alumar	Alumina refinery and aluminium smelter	36–40%
41 Brazil	MRN	Bauxite mine	14.8%
42 Mozambique	Mozal	Aluminium smelter	47.1%
43 South Africa	Hillside/Bayside	Two aluminium smelters	100%
44 Suriname	Paranam	Alumina refinery and bauxite mines	45%
Base Metals

Ref Country	Site/Asset	Description	Ownership
45 Australia	Cannington	Silver, lead and zinc mine in north-west Queensland	100%
46 Australia	Olympic Dam	Large underground copper/uranium mine in South Australia	100%
47 Chile	Cerro Colorado	Copper mine in northern Chile, producing cathode copper through a SX-EW leach operation	100%
48 Chile	Escondida	The world’s largest copper mine, located in northern Chile	57.5%
49 Chile	Spence	Open cut copper mine under development	100%
50 Peru	Antamina	Large copper-zinc mine	33.75%
Carbon Steel Materials

Ref Country	Site/Asset	Description	Ownership
51 Australia	GEMCO	Producer of manganese ore	60%
52 Australia	Illawarra Coal	Three underground coal mines	100%
53 Australia	Queensland Coal	World’s largest supplier of high-quality metallurgical coal for steel production	50–80%
54 Australia	TEMCO	Producer of manganese alloys l	60%
55 Australia	WA Iron Ore	Pilbara iron ore mine, rail and port operations	85–100%
56 Brazil	Samarco	An efficient low-cost producer of iron ore pellets	50%
57 South Africa	Samancor Manganese	Integrated producer of manganese ore (Hotazel Manganese Mines) and alloys (Metalloys)	60%
Diamonds and Specialty Products

Ref Country	Site/Asset	Description	Ownership
58 Canada	Yellowknife	EKATI Diamond Mine in the Northwest Territories of Canada	80%
59 Mozambique	Corridor Sands	Titanium minerals project	90%
60 South Africa	Richards Bay Minerals	World’s largest producer of titanium slag	50%
Energy Coal

Ref Country	Site/Asset	Description	Ownership
61 Australia	Hunter Valley Energy Coal	Mt Arthur Coal	100%
62 Australia	Illawarra Coal	Marketing agent for energy coal output	—
63 Australia	Queensland Coal	Marketing agent for energy coal output	—
64 Colombia	Cerrejon	Largest coal producer in Colombia	33.3%
65 South Africa	Ingwe	Largest coal producer in South Africa	100%
66 US	New Mexico Coal	Mine-mouth operations	100%
Stainless Steel Materials

Ref Country	Site/Asset	Description	Ownership
67 Australia	Nickel West	Nickel assets including Mt Keith and Leinster operations, Kalgoorlie nickel smelter and concentrator and Kwinana nickel refinery	100%
68 Australia	QNI Yabulu Refinery	The Yabulu refinery is one of the world’s major laterite nickel-cobalt processing plants	100%
69 Australia	Ravensthorpe Nickel Project	Ravensthorpe nickel mine and processing facility (currently in development)	100%
70 Colombia	Cerro Matoso	Integrated ferronickel mining and smelting complex in north Colombia	99.8%
BHP BILLITON ANNUAL REVIEW 2006 ▲

Corporate Governance Statement
Corporate Governance at a glance
page 1. Governance at BHP Billiton 29
2. Shareholders 29
3. Board of Directors – role and responsibilities and key activities in 2006 29
4. Board of Directors – composition, structure and process 30
4.1 Membership 31
4.2 Skills, knowledge, experience and attributes of Directors 31
4.3 Independence 33
4.4 Terms of appointment 35
4.5 Induction and training 35
4.6 Independent advice 35
4.7 Remuneration 35
4.8 Share ownership and dealing 35
4.9 Chairman 35
4.10 Senior Independent Director 35
4.11 Company Secretary 35
4.12 Meetings 35
5. Board of Directors – review, re-election and renewal 35
5.1 Review 35
5.2 Re-election 36
5.3 Renewal 36
6. Management 36
6.1 Office of the Chief Executive 36
6.2 Other management committees 37
7. Business conduct 40
8. Board Committees 40
8.1 Risk and Audit Committee report 40
8.2 Remuneration Committee report 43
8.3 Nomination Committee report 43
8.4 Sustainability Committee report 43
9. Conformance with corporate governance standards 43
▲ BHP BILLITON ANNUAL REVIEW 2006

1. Governance at BHP Billiton
BHP Billiton’s corporate objective is: to create long-term value through the discovery, development and conversion of natural resources and the provision of innovative customer and market-focused solutions.
In pursuing the Corporate Objective, we have committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.
A copy of the Guide can be found at www.bhpbilliton.com/ aboutus/governance.
Our approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of shareholder value. Our expectations of our employees and those to whom we contract business are set out in our Guide to Business Conduct.
This Statement outlines BHP Billiton’s system of governance. Shareholders are reminded that BHP Billiton operates as a single economic entity under a Dual Listed Company (DLC) structure with a unified Board and management. It has primary listings in Australia and the UK and is registered in the US and listed on the New York Stock Exchange (NYSE). In formulating our governance framework, the regulatory requirements in Australia, the UK and the US have been taken into account, together with prevailing standards of best practice. Where governance principles vary across these jurisdictions, as they inevitably do, the Directors have resolved to adopt what they consider to be the better of the prevailing standards.
2. Shareholders
The Board of BHP Billiton represents the shareholders who, in turn, elect its members. Shareholders vote on important matters affecting the Group, including changes to the Group’s constitutional documents, the receipt of annual financial statements and incentive arrangements for executive Directors.
The Board recognises that in order to vote in an informed manner, shareholders must receive high-quality, relevant information in a timely manner.
A copy of this Policy is available at www.bhpbilliton.com/ aboutus/governance.
To safeguard the effective dissemination of information, BHP Billiton has developed a Market Disclosure and Communications Policy. The Policy outlines how BHP Billiton identifies and distributes information to shareholders and market participants.
Announcements and other relevant information can be found at www.bhpbilliton.com.
Copies of announcements to the stock exchanges on which BHP Billiton is listed, investor briefings, half yearly financial statements, the Annual Report and other relevant information are posted to the Group’s website.
Any person wishing to receive advice by email of Group news releases can subscribe at www.bhpbilliton.com.
Shareholders are encouraged to make their views known to the Group and to raise directly any matters of concern. The Chairman has regular meetings with shareholders to discuss governance matters and keeps the Board informed of the views and concerns that have been raised. From time to time the Group will enter into dialogue with shareholders to share views on matters of interest.
Questions can be registered prior to the meeting by completing the relevant form accompanying the notice of meeting or by emailing the Group at investor.relations@ bhpbilliton.com.
Shareholders are encouraged to attend Annual General Meetings and to use this opportunity to ask questions. Questions that have been lodged ahead of the meeting, and the answers to them, are posted to the website. The External Auditor attends the Annual General Meetings and is available to answer questions.
Shareholders may appoint proxies electronically through the website. The notice of meeting describes how this can be done.
Proceedings at shareholder meetings and important Group briefings are broadcast live from the Group’s website. Copies of the speeches delivered by the Chairman and Chief Executive Officer (CEO) to the Annual General Meeting, a summary of the proceedings of the meeting and the outcome of voting on the items of business are posted to the website following the meeting.
3. Board of Directors – role and responsibilities and key activities in 2006
3.1 Role and responsibilities
The role of the Board is to represent the shareholders and to promote and protect the interests of BHP Billiton. It does so by governing the Group.
The Board Governance Document can be found at www.bhpbilliton.com/ aboutus/governance.
The Board has published a Board Governance Document, which is a statement of the practices and processes the Board has adopted to discharge its responsibilities. It includes the processes the Board has implemented to undertake its own tasks and activities; the matters it has reserved for its own consideration and decision-making; the authority it has delegated to the CEO, including the limits on the way in which the CEO can execute that authority; and provides guidance on the relationship between the Board and the CEO.
The Board has specifically reserved the following matters for its decision:
•	appointments to the position of CEO and approval of appointments of executives reporting to the CEO

•	approval of strategy and annual budgets

•	determination of matters in accordance with the approvals framework

•	formal determinations that are required by the Group’s constitutional documents, by statute or by other external regulation.
The Board is free to alter the matters reserved for its decision, subject to the limitations imposed by the constitutional documents and the law.
Beyond those matters, the Board has delegated all authority to achieve the Corporate Objective to the CEO, who is free to take all decisions and actions which, in the CEO’s judgement, are reasonable having regard to the limits imposed by the Board. The limits are published in the Board Governance Document. The CEO remains accountable to the Board for the authority that is delegated to him, and for the performance of the Group. The Board monitors the decisions and actions of the CEO and the performance of the Group to gain assurance that progress is being made towards the Corporate Objective, within the limits it has imposed. The Board also monitors the performance of the Group through its Committees. Reports from each of the Committees are set out in section 8.
The CEO is required to report systematically in a spirit of openness and trust on the progress being made by the Group’s businesses.
The Board (and its Committees) determines the information required from the CEO, any employee of the Group or any external party including the auditor. Open dialogue between individual members of the Board and the CEO and other employees is encouraged to enable Directors to gain a better understanding of the Group’s businesses. Directors are encouraged to participate in debate and to bring independent judgement to bear on matters being considered. The Board believes that constructive differences of opinion lead to more robust evaluation of the issues and, ultimately, better outcomes.
3.2 Key activities during the year
During the course of the year the Board arranged for an independent external review of its performance, structure and membership, the restructuring of the Sustainability Committee and the adoption of revised terms of reference for Board Committees. The Board considered major business decisions, including capital projects and capital management strategies. Its regular skills review and process of renewal led to the appointment of three new non-executive Directors and two new executive Directors. The Board is satisfied that it has discharged its obligations as set out in the Board Governance Document.
BHP BILLITON ANNUAL REVIEW 2006 ▲

Board of Directors
Don Argus Paul Anderson David Brink Charles Goodyear
Carlos Cordeiro David Crawford John Buchanan Gail de Planque
David Jenkins Chris Lynch Marius Kloppers Jacques Nasser
John Schubert Miklos Salamon
Karen Wood Company Secretary
▲ BHP BILLITON ANNUAL REVIEW 2006

4. Board of Directors – composition, structure and process
This section outlines how the Board has structured itself to best fulfil its role.
4.1 Membership
The Board currently has 14 members. Of these, 10, including the Chairman, are non-executive Directors. All of the 10 non-executive Directors are considered by the Board to be independent of management and free from any business relationship or other circumstance that could materially interfere with the exercise of objective, unfettered or independent judgement. Further information on the process for assessing independence is provided in section 4.3 below. The names and biographical details of the Directors are set out below.
4.2 Skills, knowledge, experience and attributes of Directors
Don Argus AO, SFFIN, FCPA, 68
Term of office: Director of BHP Limited since November 1996 and Chairman since April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Argus was last re-elected in 2004 and is standing for re-election in 2006.
Independent: Yes
Skills and experience: Don Argus has considerable experience in international business and a strong management background. He has more than 40 years’ experience in the banking industry and is a former Managing Director and CEO of the National Australia Bank Limited.
Other directorships and offices (current and recent):
•	Chairman of Brambles Industries Ltd (since September 1999) and a Director (since May 1999)

•	Chairman of Brambles Industries Plc and a Director (since August 2001)

•	Director of Australian Foundation Investment Company Ltd (since May 1999)

•	Former Director of Southcorp Limited (from May 1999 until August 2003)

•	Member of the International Advisory Council of Allianz Aktiengesellschaft (since April 2000)

•	Member of International Advisory Committee to the New York Stock Exchange Board of Directors (since November 2005)
Board Committee membership:
•	Chairman of the Nomination Committee
Charles Goodyear BSc, MBA, FCPA, 48
Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since November 2001. Appointed Chief Executive Officer (CEO) in January 2003. Mr Goodyear was last re-elected in 2004 and is not retiring or subject to re-election in 2006.
Independent: No
Skills and experience: Charles Goodyear has extensive experience in finance, corporate restructuring and mergers and acquisitions. He joined the Group as Chief Financial Officer (CFO) in 1999. He was previously President of Goodyear Capital Corporation and Executive Vice President and CFO of Freeport-McMoRan Inc.
Other directorships and offices (current and recent):
•	Member of the International Council of Mining and Metals

•	Member of the United States National Petroleum Council
Board Committee membership:
•	None
Paul Anderson B S (Mech Eng), MBA, 61
Term of office: Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. Mr Anderson will seek election at the 2006 Annual General Meetings. He was the CEO and Managing Director of BHP Limited from December 1998 until June 2001 and of BHP Billiton Limited and BHP Billiton Plc from June 2001 until July 2002. He was a non-executive Director of BHP Billiton Limited and BHP Billiton Plc from July to November 2002.
Independent: Yes. Refer to comments in section 4.3.
Skills and experience: Paul Anderson has an extensive background in natural resources and energy and, as one of the architects of the merger that created BHP Billiton, has a deep understanding of the strategy behind the Group’s success. He is Chairman of the Board of Duke Energy Corporation and has more than 20 years’ experience at Duke Energy and its predecessors.
Other directorships and offices (current and recent):
•	Chairman of Duke Energy Corporation (since November 2003) and former CEO (from November 2003 to April 2006)

•	Director of Qantas Airways Limited (since September 2002)

•	Former Director of Temple Inland Inc (from February 2002 to May 2004)

•	Former Director of Fluor Corporation (from March to October 2003)

•	Member of the US President’s Council of Advisors on Science and Technology
Board Committee membership:
•	Member of the Sustainability Committee
David Brink MSc Eng (Mining), D Com (hc), 67
Term of office: Director of Billiton Plc since June 1997. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Brink was last re-elected in 2003 and is standing for re-election in 2006.
Independent: Yes
Skills and experience: David Brink brings considerable mining and finance experience to the Group. He has over 20 years’ experience in the mining industry, in particular shaft sinking, tunnelling and exploration contracting, followed by 12 years as the CEO of a major listed construction, engineering and manufacturing conglomerate.
Other directorships and offices (current and recent):
•	Chairman of Unitrans Limited (since November 1997)

•	Deputy Chairman of ABSA Bank Limited and ABSA Group Limited (since April 1992)

•	Director of Sanlam Limited (from January 1994 until June 2006)

•	Director of Sappi Limited (since March 1994)

•	Former Director of Murray & Roberts Holdings Ltd (from July 1984 until December 2003)

•	Vice President of the South African Institute of Directors
Board Committee membership:
•	Chairman of the Sustainability Committee

•	Member of the Risk and Audit Committee
John Buchanan BSc, MSc (Hons 1), PhD, 63
Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Dr Buchanan has been designated as the Senior Independent Director of BHP Billiton Plc since his appointment. He was last re-elected by shareholders in 2003 and is standing for re-election in 2006.
Independent: Yes
Skills and experience: John Buchanan has had a wide international business career gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the UK and international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive Director and Group CFO of BP, Treasurer and Chief Executive of BP Finance, and Chief Operating Officer of BP Chemicals.
Other directorships and offices (current and recent):
•	Chairman of Smith & Nephew Plc (since April 2006) and Deputy Chairman (from February 2005 to April 2006)

•	Director of AstraZeneca Plc (since April 2002)

•	Senior Independent Director and Deputy Chairman of Vodafone Group Plc (since July 2006) and Director (since April 2003)

•	Former Director of Boots Plc (from December 1997 until July 2003)
Board Committee membership:
•	Chairman of the Remuneration Committee

•	Member of the Nomination Committee
BHP BILLITON ANNUAL REVIEW 2006 ▲

Board of Directors continued
Carlos Cordeiro AB, MBA, 50
Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Mr Cordeiro was elected in 2005 and is not subject to re-election in 2006.
Independent: Yes
Skills and experience: Carlos Cordeiro brings to the Board more than 20 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc.
Other directorships and offices (current and recent):
•	Advisory Director of The Goldman Sachs Group Inc (since December 2001)

•	Vice Chairman of Goldman Sachs (Asia) (since June 2000)
Board Committee membership:
•	Member of the Remuneration Committee
David Crawford BComm, LLB, FCA, FCPA, FAICD, 62
Term of office: Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Crawford was last re-elected in 2005 and, in accordance with the Group’s policy described under ‘Tenure’ in section 4.3 below, is retiring and standing for re-election in 2006.
Independent: Yes
Skills and experience: David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was previously Australian National Chairman of KPMG, Chartered Accountants. The Board has nominated Mr Crawford as the financial expert of the Risk and Audit Committee for the purposes of the US Securities and Exchange Commission Rules and is satisfied that he has recent and relevant financial experience for the purposes of the UK Listing Authority’s Combined Code.
Other directorships and offices (current and recent):
•	Chairman of Lend Lease Corporation Limited (since May 2003) and Director (since July 2001)

•	Director of Foster’s Group Limited (since August 2001)

•	Director of Westpac Banking Corporation (since May 2002)

•	Former Chairman of National Foods Limited (Director from November 2001 until June 2005)
Board Committee membership:
•	Chairman of the Risk and Audit Committee
Gail de Planque AB Mathematics, MS (Physics), PhD (Env Health Sciences), 61
Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since 19 October 2005. The Hon E G de Planque was elected in 2005 and is not retiring or subject to re-election in 2006.
Independent: Yes
Skills and experience: Gail de Planque is an expert in nuclear technology and has over 30 years’ experience as a physicist, adviser and regulator in the field of nuclear energy. She also has significant experience as a non-executive Director of global energy companies and is a consultant on atomic energy matters. She is a former Commissioner of the United States Nuclear Regulatory Commission, a former Director of the Environmental Measurements Laboratory of the US Department of Energy and a Fellow and former President of the American Nuclear Society.
Other directorships and offices (current and recent):
•	Director of TXU Corp (since February 2004)

•	Director of Northeast Utilities (since October 1995)

•	Director of Landauer Inc (since December 2001)

•	President of Strategy Matters Inc (since March 2000)

•	Director of Energy Strategists Consultancy Ltd (since May 1999)

•	Former Director of BNFL Plc (from November 2000 to March 2005) and of BNG America Inc (from March 1995 to March 2006)
Board Committee membership:
•	Member of the Sustainability Committee

•	Member of the Remuneration Committee
David Jenkins BA, PhD (Geology), 67
Term of office: Director of BHP Limited since March 2000. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Jenkins was last re-elected in 2005 and is not subject to re-election in 2006.
Independent: Yes
Skills and experience: David Jenkins is a recognised authority on oil and gas technology. He was previously Chief Geologist, Director Technology and Chief Technology Advisor to BP Plc. He was also a member of the Technology Advisory Committee of the Halliburton Company and the Advisory Council of Consort Resources and Chairman of the Energy Advisory Panel of Science Applications International Corporation.
Other directorships and offices (current and recent):
•	Director of Chartwood Resources Ltd (since November 1998)

•	Director of Orion International (Oil & Gas) Ltd (since March 2005)
Board Committee membership:
•	Member of the Remuneration Committee

•	Member of the Risk and Audit Committee
Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 44
Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Appointed Group President Non-Ferrous Materials and executive Director in January 2006 and was previously Chief Commercial Officer. Mr Kloppers will seek election at the 2006 Annual General Meetings.
Independent: No
Skills and experience: Marius Kloppers has extensive knowledge of the mining industry and of BHP Billiton’s operations. Active in the mining and resources industry since 1993, he was appointed Chief Commercial Officer in December 2003. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, including Chief Operating Officer and General Manager of Hillside Aluminium.
Other directorships and offices (current and recent):
•	None
Board Committee membership:
•	None
Chris Lynch BComm, MBA, FCPA, 52
Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Appointed Group President Carbon Steel Materials in April 2006. Mr Lynch will seek election at the 2006 Annual General Meetings.
Independent: No
Skills and experience: Chris Lynch has extensive experience in finance and knowledge of the mining industry. He joined the Group as Chief Financial Officer of the Minerals Group in 2000 and was appointed Chief Financial Officer in September 2001. Prior to that he held various positions at Alcoa, including Vice President and Chief Information Officer for Alcoa Inc and Chief Financial Officer, Alcoa Europe.
Other directorships and offices (current and recent):
•	Director of Minerals Council of Australia
Board Committee membership:
•	None
▲ BHP BILLITON ANNUAL REVIEW 2006

Jacques Nasser AO, BBus, Hon DT, 58
Term of office: Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. Mr Nasser will seek election at the 2006 Annual General Meetings.
Independent: Yes
Skills and experience: Following a 33 year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the US, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years’ experience in large-scale global businesses.
Other directorships and offices (current and recent):
•	Director of British Sky Broadcasting Ltd (since November 2002)

•	Director of Brambles Industries Limited and Brambles Industries Plc (since March 2004)

•	Director of Quintiles Transnational Corporation (since March 2004)

•	Partner of One Equity Partners (since November 2002)

•	Member of the International Advisory Council of Allianz Aktiengesellschaft (since February 2001)

•	Former Chairman of Polaroid Corporation (from 2002 to 2005)
Board Committee membership:
•	Member of the Risk and Audit Committee
Miklos (Mike) Salamon BSc Mining Eng, MBA, 51
Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Mr Salamon was last re-elected by shareholders in 2005 and is not subject to re-election in 2006.
Independent: No
Skills and experience: Mike Salamon has extensive knowledge of the mining industry and of BHP Billiton’s operations. He was previously Executive Chairman of Samancor, Managing Director of Trans-Natal Coal Corporation and Chairman of Columbus. He was previously an executive Director of Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium, and Group President Non-Ferrous Materials. He was appointed Executive President in January 2006 with responsibility for health, safety, the environment and communities, marketing, strategy and business development, exploration and technology.
Other directorships and offices (current and recent):
•	Chairman of Samancor Limited (since October 1993)

•	Director of Cerro Matoso SA (since March 1996)
Board Committee membership:
•	None
John Schubert BC Eng, PhD (Chem Eng), FIEAust, FTSE, 63
Term of office: Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Schubert was last re-elected in 2004 and is seeking re-election in 2006.
Independent: Yes
Skills and experience: John Schubert has considerable experience in the international oil industry including at CEO level. He has had executive mining and financial responsibilities and was CEO of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia.
Other directorships and offices (current and recent):
•	Chairman of Commonwealth Bank of Australia (since November 2004) and Director (since October 1991)

•	Director of Qantas Airways Limited (since October 2000)

•	Chairman of G2 Therapies Limited (since November 2000)

•	Former Director of Hanson Plc (from May 2000 until May 2003)

•	Former Chairman and Director of Worley Parsons Limited (from November 2002 until February 2005)
Board Committee membership:
•	Member of the Nomination Committee

•	Member of the Sustainability Committee
Group Company Secretary
Karen Wood BEd, LLB (Hons), FCIS, 50
Term of office: Company Secretary of BHP Billiton Limited and BHP Billiton Plc since June 2001. Appointed Special Advisor and Head of Group Secretariat and a member of the Office of Chief Executive in December 2005.
Skills and experience: Karen Wood is a member of the Takeovers Panel (Australia), the Business Regulatory Advisory Group (Australia) and the JD (Juris Doctor) Advisory Board of the University of Melbourne. She is a Fellow of the Institute of Chartered Secretaries and a member of the Law Council of Australia and the Law Institute of Victoria. She chairs the Global Ethics Panel, the Disclosure Committee and the US Disclosure Controls Committee of BHP Billiton. She was previously the General Counsel and Company Secretary of Bonlac Foods Limited.
The Board considers that the executive and non-executive Directors together have the range of skills, knowledge and experience necessary to govern the Group. The non-executive Directors contribute international and operational experience; understanding of the economics of the sectors in which the Group operates; knowledge of world capital markets; and an understanding of the health, safety, environmental and community challenges that the Group faces. Executive Directors bring additional perspectives to the Board’s work through a deep understanding of the Group’s business.
Directors must demonstrate unquestioned honesty and integrity; a preparedness to question, challenge and critique; and a willingness to understand and commit to the highest standards of governance. Each Director must ensure that no decision or action is taken that places his or her interests in front of the interests of the Group.
Directors commit to the collective decision-making processes of the Board. Individual Directors are required to debate issues openly and constructively and be free to question or challenge the opinions of others.
The Nomination Committee assists the Board in ensuring that the Board is comprised of high calibre individuals whose background, skills, experience and personal characteristics will augment the present Board and meet its future needs.
4.3 Independence
The Board considers that an appropriate balance between executive and non-executive Directors is necessary to promote shareholder interests and to govern the Group effectively. It is committed to ensuring a majority of Directors are independent.
Process to determine independence
A copy of the Independence Policy is available at: www.bhpbilliton.com/ aboutus/governance.
The Board has developed a policy that it uses to determine the independence of its Directors. This determination is carried out annually or at any other time where the circumstances of a Director change such as to warrant reconsideration.
The Independence Policy provides that to be independent a Director must be:

‘independent of management and any business or other relationship that could materially interfere with the exercise of objective, unfettered or independent judgement by the Director or the Director’s ability to act in the best interests of the BHP Billiton Group’.
BHP BILLITON ANNUAL REVIEW 2006 ▲

Corporate Governance Statement continued
Where a Director is considered by the Board to be independent but is affected by circumstances that may give rise to a perception that the Director is not independent, the Board has undertaken to explain the reasons why it reached its conclusion. In applying the independence test, the Board considers relationships with management, major shareholders, subsidiary and associated companies and other parties with whom the Group transacts business against predetermined materiality thresholds, all of which are set out in the Policy. A summary of the factors that may be perceived to impact the independence of Directors of BHP Billiton is set out below.
Factors that may be perceived to affect independence
Tenure
The Board has a policy requiring non-executive Directors who have served on the Board for more than nine years to stand for annual re-election. All Directors seeking re-election must undergo a formal performance assessment, irrespective of the period they have served on the Board. For further information on the re-election and review process, refer to section 5 of this Statement.
At the conclusion of the 2006 Annual General Meetings, Mr Don Argus, Mr David Crawford and Dr David Brink will each have served on the Board for more than nine years. Notwithstanding those periods of service, the Board does not believe that any of those Directors has served for a period that could materially interfere with their ability to act in the best interests of the Group. All are considered to have retained independence of character and judgement and have not formed associations with management (or others) that might compromise their ability to exercise independent judgement or act in the best interests of the Group.
Retirement plan
The former Directors of BHP Limited (Mr Don Argus, Mr David Crawford, Dr David Jenkins and Dr John Schubert) participated in a retirement plan approved by shareholders in 1989. The plan was closed on 24 October 2003 and benefits accrued to that date, together with interest earned on the benefits, are held by the Company and will be paid on retirement. The Board does not believe that the independence of any participating Director is compromised as a result of this plan.
Relationships and associations
Mr David Crawford was the National Chairman of KPMG in Australia. He retired in June 2001 and has no ongoing relationship with KPMG. KPMG was a joint auditor of Billiton Plc prior to the merger with BHP Limited and of BHP Billiton up to 2003 and the sole auditor of BHP Billiton from December 2003. The Board has considered this matter annually since the time of the merger, and again revisited it prior to the publication of this Statement and does not consider Mr Crawford’s independence to be compromised. The Board considers Mr Crawford’s financial acumen to be important in the discharge of the Board’s responsibilities. Accordingly, his membership of the Board and Chairmanship of the Risk and Audit Committee are considered by the Board to be appropriate and desirable.
In June 2006, the Board reappointed Mr Paul Anderson a non-executive Director. The Board considers Mr Anderson to be independent.
In reaching this conclusion, the Board considered the terms of its own Independence Policy, the principles on independence contained in the UK Combined Code, the Principles of Good Corporate Governance published by the Australian Stock Exchange Corporate Governance Council and the helpful guidance offered by a number of shareholder voting agencies.
Those principles and guidance include a range of considerations regarded as relevant in determining independence, including that the Director in question has not been an executive in the past five years. This specific consideration is included in BHP Billiton’s own Independence Policy. That Policy, like most of the principles and guidance that inform the issue, also makes clear that a Director may be considered independent, notwithstanding the presence of one or more of the stated relevant considerations. This reflects the Board’s view that a Director’s independence is determined more by his or her character and integrity than by past relationships or associations.
The key issue for the Board in assessing Mr Anderson’s independence was whether the fact that he had served as Chief Executive Officer until July 2002 and a non-executive Director until November 2002, on its own, was sufficient reason to classify him as not independent. The Board concluded that given the elapse of time since Mr Anderson was employed by BHP Billiton, the fact that he was so employed did not interfere with his objective, unfettered or independent judgement or his ability to act in the best interests of the Group. In reaching its decision, the Board determined that it could not form the view that the mere elapse of a further (relatively short) period of time until the expiration of five years from his departure as an executive would make any difference to its assessment.
The Board considers Mr Anderson a Director of the highest calibre, bringing to its deliberations a broad range of skills derived from a long history in the energy sector, specific understanding and knowledge of the mining industry and BHP Billiton’s role in that industry, and the particular risks associated with a diversified mining business.
Some of the Directors hold or previously held positions in companies with which BHP Billiton has commercial relationships. Those positions and companies are set out in section 4.2 of this Governance Statement. All transactions between each of these companies and BHP Billiton have been assessed in accordance with the Independence Policy and are not material. All of these transactions were entered into in the usual course of BHP Billiton’s business and were within the scope of management’s authority under the terms of the Board Governance Document. The Board was not required to consider, or approve, any of these transactions. If Board approval was required for a transaction between BHP Billiton and any company with which a Director has an association, then BHP Billiton’s protocols would apply and the Director concerned would excuse himself or herself from participating in the decision.
The only transactions during the year that amounted to related-party transactions with Director-related entities under International Financial Reporting Standards (IFRS) are the transactions between BHP Billiton and the Wesfarmers Group, of which Mr Michael Chaney was the Managing Director until July 2005. Details are set out in note 31 to the financial statements in the Annual Report.
The Board has assessed all of the relationships between BHP Billiton and the companies in which the Directors hold or held positions and concluded that in all cases the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or their ability to act in the best interests of the BHP Billiton Group.
Some of the Directors hold cross-directorships. Mr Don Argus and Mr Jacques Nasser are both directors of Brambles Industries Limited and Brambles Industries Plc, and are both members of the International Advisory Council of Allianz Aktiengesellschaft. Dr John Schubert and Mr Paul Anderson are both directors of Qantas Airways Limited. The Board has assessed each of these relationships and in all cases concluded that the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or the Directors’ ability to act in the best interests of the BHP Billiton Group.
▲ BHP BILLITON ANNUAL REVIEW 2006

Executive Directors
The four executive Directors, Mr Charles Goodyear, Mr Marius Kloppers, Mr Chris Lynch and Mr Miklos (Mike) Salamon, are not considered independent because of their executive responsibilities.
None of the executive Directors hold directorships in any other company included in the ASX 100 or FTSE 100.
4.4 Terms of appointment
A copy of the letter is available at www.bhpbilliton.com/ aboutus/governance.
The Board has adopted a letter of appointment that contains the terms on which non-executive Directors will be appointed, including the basis upon which they will be indemnified.
4.5 Induction and training
A copy of the induction program is available at www.bhpbilliton.com/ aboutus/governance.
Each new non-executive Director undertakes an induction program specifically tailored to their needs.
Non-executive Directors participate in the Board’s Training and Development Program, which has been designed to ensure that non-executive Directors update their skills and knowledge to maximise their effectiveness as Directors throughout their tenure.
4.6 Independent advice
The Board and its Committees may seek advice from independent experts whenever it is considered appropriate. Individual Directors, with the consent of the Chairman, may seek independent professional advice on any matter connected with the discharge of their responsibilities, at the Group’s expense. No Director availed him or herself of this right during the year.
4.7 Remuneration
Details of the remuneration policies and practices of the Group and the remuneration paid to the Directors (executive and non-executive) are set out in the Remuneration Report on pages 45 to 61. Shareholders will be invited to consider and to approve the Remuneration Report at the 2006 Annual General Meetings.
4.8 Share ownership and dealing
Non-executive Directors have agreed to apply at least 25 per cent of their remuneration to the purchase of BHP Billiton Shares until they achieve a shareholding equivalent in value to one year’s remuneration. Thereafter, they must maintain at least that level of shareholding throughout their tenure.
Details of the Shares held by Directors are set out on pages 65 and 66 of this Annual Review. As at the date of this Annual Review, all of the Directors had met this requirement.
A copy of the Securities Dealing Code can be viewed at www.bhpbilliton.com/ aboutus/governance.
BHP Billiton has a Securities Dealing Code that covers dealings in securities by Directors and senior executives. Directors and senior executives must not deal in Shares or other securities of BHP Billiton during designated prohibited periods and at any time that they have unpublished price sensitive information.
All dealings by Directors in BHP Billiton securities are reported to the Board and to the stock exchanges.
4.9 Chairman
The Chairman, Mr Don Argus, is considered by the Board to be independent. He was appointed Chairman of BHP Limited in 1999 and has been Chairman of the Group since 2001.
The Chairman leads the Board and facilitates its work. He is responsible for ensuring that the principles and processes of the Board are maintained, including the provision of accurate, timely and clear information. He encourages debate and constructive criticism. The Chairman, in conjunction with the CEO and Company Secretary, sets agendas for meetings of the Board that focus on the strategic direction and performance of the Group. He commits to and leads Board and individual Director performance assessments. The Chairman has authority to speak and act for the Board and to represent the Board to shareholders. He also presents shareholders’ views to the Board and facilitates the relationship between the Board and the CEO.
Mr Argus is Chairman of Brambles Industries, a company listed on the Australian and London Stock Exchanges. The Board considers that neither his Chairmanship of Brambles, nor any of his other commitments (set out on page 31 of this Annual Review), interfere with the discharge of his responsibilities to BHP Billiton. The Board is satisfied that he makes sufficient time available to serve BHP Billiton effectively.
The Group does not have a Deputy Chairman but has identified Dr John Schubert to act as Chairman should the need arise at short notice.
4.10 Senior Independent Director
The Board has appointed Dr John Buchanan as the Senior Independent Director of BHP Billiton Plc. Dr Buchanan is available to shareholders who have concerns that cannot be addressed through the Chairman, CEO or CFO.
4.11 Company Secretary
Ms Karen Wood is Group Company Secretary of BHP Billiton. Ms Wood is responsible for developing and maintaining the information systems and processes that enable the Board to fulfil its role. She is also responsible to the Board for ensuring that Board procedures are complied with and advises the Board on governance matters. All Directors have access to her advice and services. Independent advisory services are retained by her office at the request of the Board or Board Committees. Ms Wood is supported by Mr Robert Franklin, who is Company Secretary of BHP Billiton Plc, and Ms Jane McAloon, who is Company Secretary of BHP Billiton Limited. The Board appoints and removes the Company Secretaries.
4.12 Meetings
The Board met seven times during the year. Generally, meetings run for two days. Four of those meetings were held in Australia and three in the UK.
Attendance by Directors at Board and Board Committee meetings is set out in the table in section 5.1. The non-executive Directors met three times during the year in the absence of executive Directors and other executives except the Company Secretary.
Members of the Office of the Chief Executive (OCE) and other members of senior management attend meetings of the Board by invitation.
5. Board of Directors – review, re-election and renewal
5.1 Review
The Board is committed to transparency in determining Board membership and in assessing the performance of Directors. Contemporary performance measures are considered an important part of this process.
The Board regularly evaluates the performance of the Board as a whole, its Committees, the Chairman, individual Directors and the governance processes that support Board work.
The performance of the Board is reviewed each year. That review focuses on individual Directors and the Board as a whole in alternate years. The Board assesses the performance of the Committees on an annual basis.
Performance of individual Directors is assessed against a range of dimensions including the ability of the Director to consistently take the perspective of creating shareholder value; to contribute to the development of strategy, to understand the major risks affecting the Group; to provide clear direction to management; to contribute to Board cohesion; to commit the time required to fulfil the role; and to listen to and respect the ideas of fellow Directors and members of management.
The process is managed by the Chairman, but feedback on the Chairman’s performance is provided to him by Dr Schubert.
BHP BILLITON ANNUAL REVIEW 2006 ▲

Corporate Governance Statement continued
Attendance at Board and Board Committee meetings during the year ended 30 June 2006

	Board		Risk and Audit		Nomination		Remuneration		Sustainability
	A*	B	A	B	A	B	A	B	A	B
Paul Anderson (1)	1	1	–	–	–	–	–	–	–	–
Don Argus	7	7	–	–	6	6	–	–	–	–
David Brink	7	7	8	7	–	–	–	–	4	4
John Buchanan	7	7	–	–	6	5	6	6	–	–
Michael Chaney (2)	4	4	–	–	–	–	–	–	–	–
Carlos Cordeiro (3)	7	7	–	–	–	–	3	3	–	–
David Crawford	7	7	8	8	–	–	–	–	–	–
E Gail de Planque (4)	5	4	–	–	–	–	1	1	2	2
Charles Goodyear	7	6	–	–	–	–	–	–	1	1
David Jenkins	7	7	8	8	–	–	6	6	–	–
Marius Kloppers (5)	3	3	–	–	–	–	–	–	–	–
Chris Lynch (5)	3	3	–	–	–	–	–	–	–	–
Jacques Nasser (1)	1	1	1	0	–	–	–	–	–	–
Lord Renwick of Clifton (2)	4	3	–	–	2	2	3	3	–	–
Mike Salamon	7	6	–	–	–	–	–	–	1	1
John Schubert	7	7	–	–	6	6	4	4	2	2

Column A – indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.
Column B – indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

(1) Paul Anderson and Jacques Nasser appointed 6 June 2006.
(2) Michael Chaney and Lord Renwick of Clifton retired 25 November 2005.
(3) Carlos Cordeiro attended all meetings during the period, including one meeting by invitation.
(4) Gail de Planque appointed 19 October 2005.
(5) Marius Kloppers and Chris Lynch appointed 1 January 2006.
* Includes two meetings held by teleconference.
5.2 Re-election
The Board has determined that non-executive Directors who have served on the Board for more than nine years from the date of their first election must stand for re-election annually from the first Annual General Meeting after the expiration of their current term. At least one third of the remaining Directors retire at each Annual General Meeting. Directors are not appointed for a fixed term but must submit themselves to shareholders for re-election after three years. The period that Directors have served on the Board and the years in which they were first appointed and last elected are set out in section 4.2.
Re-appointment is not automatic. Retiring Directors who are seeking re-election are subject to a performance appraisal overseen by the Nomination Committee.
Following that appraisal, the Board, on the recommendation of the Nomination Committee, makes a determination as to whether it will endorse a retiring Director for re-election. The Board will not endorse a Director for re-election if his or her performance is not considered satisfactory. The Board will advise shareholders in the notice of meeting whether or not re-election is supported.
Directors cannot be reappointed if they have reached the age of 70 years, unless that appointment is approved by shareholders in the form of a special resolution. A Director so appointed must retire at the next Annual General Meeting.
5.3 Renewal
The Board plans for its own succession with the assistance of the Nomination Committee. In so doing, the Board:
•	considers the skills, knowledge and experience necessary to allow it to meet the strategic vision for the Group

•	assesses the skills, knowledge and experience currently represented

•	identifies any skills, knowledge and experience not adequately represented and agrees the process necessary to ensure a candidate is selected that brings those traits

•	reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.
When considering new appointments to the Board, the Nomination Committee oversees the preparation of a position specification that is provided to an independent recruitment organisation retained to conduct a global search. In addition to the specific skills, knowledge and experience deemed necessary, the specification contains criteria such as a proven track record of creating shareholder value; unquestioned integrity; a commitment to the highest standards of governance; having the required time available to devote to the job; a clear grasp of strategic thinking; an awareness of market leadership; outstanding monitoring skills; a preparedness to question, challenge and critique; and an independent point of view.
Newly appointed Directors must submit themselves to shareholders for election at the first Annual General Meeting following their appointment.
6. Management
The CEO holds delegated authority from the Board to achieve the Corporate Objective, save for those matters the Board has retained for its own decision-making (set out in section 3). In devolving that authority, the CEO has developed an Approvals Framework that delegates authority to Committees and individual members of management. Notwithstanding those further delegations, the CEO remains accountable to the Board for the authority delegated to him.
6.1 Office of the Chief Executive
The CEO has established the Office of the Chief Executive (OCE) to assist him in exercising his authority.
The role of the OCE is to provide advice to the CEO on matters that are strategic and long term in nature or have the potential to significantly impact the Group.
It determines key Group-wide policies including the Charter, Guide to Business Conduct, the Sustainable Development Policy, the Human Resources Strategy and the Enterprise-Wide Risk Management Policy.
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The members of the OCE are:
•	Chip Goodyear, Chief Executive Officer and executive Director (Chair)

•	John Fast, Chief Legal Counsel and Head of External Affairs

•	Robert Kirkby, Executive President

•	Marius Kloppers, Group President, Non-Ferrous Materials and executive Director

•	Chris Lynch, Group President Carbon Steel Materials and executive Director

•	Marcus Randolph, Chief Organisation Development Officer

•	Mike Salamon, Executive President and executive Director

•	Alex Vanselow, Chief Financial Officer

•	Karen Wood, Special Advisor and Head of Group Secretariat

•	J Michael Yeager, Group President Energy
Mr Mike Salamon will retire from the Group on 26 October 2006 and Mr Bob Kirkby on 31 December 2006. Mr Philip Aiken, President UK, has retired from the OCE and will retire from the Group on 31 December 2006.
6.2 Other management committees
The CEO draws on the work of other Committees, including the Executive Committee, Financial Risk Management Committee (FRMC) and the Investment Risk Committee (IRC). During the year the roles of the Executive and Operating Committees were reviewed and a single new Executive Committee was formed.
The purpose of the Executive Committee is to assist the CEO to increase the value of the Group by achieving agreed operational outcomes consistent with the Corporate Objective.
The Committee’s role is to provide feedback and advice to the CEO on operational issues, provide leadership by identifying and addressing Group-wide operating issues, prioritise Group improvement activities, implement Group-wide policy as determined by the OCE, provide direction and priorities for the Group’s support functions and participate in strategy development.
The FRMC monitors the Group’s financial risk management policies and exposures and approves financial transactions within the scope of its authority. The IRC oversees the management approval processes for major investments, which are designed to ensure that investments are aligned to the Group’s agreed strategies and values; risks are identified and evaluated; investments are fully optimised to produce the maximum shareholder value within an acceptable risk framework; and appropriate risk management strategies are pursued.
The members of the Executive Committee are:
•	Robert Kirkby, Executive President (Chair)

•	Ian Ashby, President and Chief Operating Officer, WA Iron Ore

•	Peter Beaven, President Manganese

•	Alberto Calderon, President Diamonds and Specialty Products

•	Diego Hernandez, President Base Metals

•	Graeme Hunt, President Aluminium

•	Marius Kloppers, Group President, Non-Ferrous Materials and executive Director

•	Chris Lynch, Group President Carbon Steel Materials and executive Director

•	Rebecca McDonald, President Gas and Power

•	David Murray, President Metallurgical Coal

•	Chris Pointon, President Stainless Steel Materials

•	Tom Schutte, President Marketing

•	Mahomed Seedat, President Energy Coal

•	J Michael Yeager, Group President Energy
The names and biographical details of members of the OCE and Executive Committee are set out below.
Charles Goodyear BSc, MBA, FCPA, 48
Chief Executive Officer and executive Director
Chairman of the OCE
Charles Goodyear joined the Group as Chief Financial Officer in 1999. He was appointed to the Boards of BHP Billiton Limited and BHP Billiton Plc in November 2001 and as Chief Executive Officer in January 2003. He previously held positions of Chief Development Officer and of Chief Financial Officer. He is a former President of Goodyear Capital Corporation and former Executive Vice President and Chief Financial Officer of Freeport-McMoRan Inc, and has extensive financial, corporate restructuring and merger and acquisition experience. He is a Member of ICMM and the National Petroleum Council.
Ian R Ashby BEng Mining (Melbourne University), 48
President and Chief Operating Officer, WA Iron Ore
Member of the Executive Committee
Ian Ashby joined the group in 1987. He was appointed President and Chief Operating Officer WA Iron Ore in March 2005 and a member of the Executive Committee in April 2006 . Prior to that he had worked in numerous roles in the Base Metals group including Vice President and Chief Operating Officer 2003-04, Vice President Joint Ventures and Work Out Assets 2002-03, and Project Director Escondida Phase 4 Expansion 2001-02. He has worked in broad range of operating and project roles across the Group. He is a Vice President of the Chamber of Minerals and Energy of Western Australia.
Peter Beaven BAcc, Chartered Accountant (South Africa), 39
President Manganese
Member of the Executive Committee
Peter Beaven joined the Group in 2002. He was appointed President Manganese in October 2005 and appointed a member of the Executive Committee in December 2005. He was previously Vice President Strategy and Business Development for Carbon Steel Materials. Prior to this he was executive Director in the Investment Banking division at UBS. Previously, he worked at BHP being responsible for various disposals, mergers and acquisition projects, having joined BHP from Dresdner Kleinwort Benson’s Investment Banking Division in London.
Alberto Calderon PhD Econ, M Phil Econ – Yale University, JD Law,
BA Econ – Andes University, 46
President Diamonds and Specialty Products
Member of the Executive Committee
Alberto Calderon joined the Group as President Diamonds and Specialty Products in February 2006. Prior to this, he was President of Cerrejón Coal Company from July 2002. His previous positions include President of Ecopetrol, General Manager of the Power Company of Bogota and various senior roles in investment banking and in the Colombian Government.
John Fast BEc (Hons), LLB (Hons), FFin, 56
Chief Legal Counsel and Head of External Affairs
Member of the OCE, Investment Risk Committee and Disclosure Committee
John Fast joined the Group as Vice President and Chief Legal Counsel in December 1999 and was appointed Head of Asset Protection in July 2001 and Head of External Affairs (Government Relations) in January 2003. He is a Director of the Medical Research Foundation for Women and Babies (Australia), Chairman of the Rotary Indigenous Australian Tertiary Scholarship Advisory Board, a member of the Takeovers Panel (Australia), a member of the Strategic Advisory Board to The University of Melbourne Law School’s Graduate Program, Fellow of the Financial Services Institute of Australasia, a member of the Markets Policy Group of that Institute, and a member of the Law Institute of Victoria, a member of the General Counsel 100 (UK) and a member of the Corporate Counsel Advisory Committee of the Metropolitan Corporate Counsel (USA). Before joining BHP Billiton, he was the Senior Commercial Partner at the law firm Arnold Bloch Leibler.
Diego Hernandez Civil Mining Engineer, Ecole Nationale Supérieure des Mines de Paris, 57
President Base Metals
Member of the Executive Committee
Diego Hernandez joined the Group as President Base Metals in April 2004. Chairman of Escondida, he was previously executive Director, CVRD Non Ferrous Division and has extensive experience in the resources sector in South America. His previous positions include President and Chief Executive Officer Compañía Minera Collahuasi, Technical Director Rio Tinto Brazil, Chief Executive Officer Minera Mantos Blancos, and a number of management roles in Anglo American South America.
BHP BILLITON ANNUAL REVIEW 2006 ▲

Corporate Governance Statement continued
Charles Goodyear Ian R Ashby Peter Beaven Alberto Calderon John Fast
Diego Hernandez Graeme Hunt Robert Kirkby Marius Kloppers Chris Lynch
Tom Schutte Mahomed Seedat Alex Vanselow Karen Wood J Michael Yeager
Graeme Hunt BMet, MBA, FAusIMM, London Business School – Senior Executive Programme, 49
President Aluminium
Member of the Executive Committee
Graeme Hunt joined the Group in 1975 and was appointed President Aluminium in April 2006. He was previously President Iron Ore, President Western Australia Iron Ore, Vice President Portfolio Restructuring Strategy BHP Corporate, Group General Manager BHP Manganese, and General Manager Port Kembla Coal Terminal Ltd. Prior to this he held roles in the Transport and Steel divisions of the Group.
Robert Kirkby BE Civil (Hons), Harvard Business School – Advanced Management Program, 59
Executive President
Chairman of the Executive Committee and member of the OCE
Robert Kirkby joined the Group in 1978 and was appointed Group President Carbon Steel Materials in March 2004 and Executive President in April 2006. He was previously President Carbon Steel Materials, Chief Operating Officer, BHP Minerals, President BHP Steelmaking and Energy, Group General Manager and Chief Executive Officer BHP Coal, Group General Manager and Chief Operating Officer of various divisions in BHP Steel, and General Manager Newman-BHP Minerals.
Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 44
Group President Non-Ferrous Materials and executive Director
Member of the OCE, Executive Committee, Financial Risk Management
Committee and Investment Risk Committee
Marius Kloppers has been active in the mining and resources industry since 1993 and was appointed Chief Commercial Officer in December 2003. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, among them Chief Operating Officer and General Manager of Hillside Aluminium. His previous career was as a consultant with McKinsey Inc.
Chris Lynch BComm, MBA, FCPA, 52
Group President Carbon Steel Materials and executive Director
Member of the OCE and Executive Committee
Chris Lynch joined the Group in 2000 as Chief Financial Officer of the Minerals Group and was appointed Chief Financial Officer in September 2001, executive Director in January 2006 and Group President Carbon Steel Materials in April 2006. He was Vice President and Chief Information Officer for Alcoa Inc based in Pittsburgh, US, and Chief Financial Officer, Alcoa Europe located in Lausanne, Switzerland. He was also Managing Director KAAL Australia Ltd, a joint venture company formed by Alcoa Inc and Kobe Steel, Manager Financial Risk and Treasury Operations for Alcoa Inc in Pittsburgh, US, and Corporate Accounting Manager at Alcoa of Australia Ltd.
▲ BHP BILLITON ANNUAL REVIEW 2006

Rebecca McDonald BSc, 54
President Gas and Power
Member of the Executive Committee
Rebecca McDonald joined the Group as President Gas and Power in March 2004. She was previously President of the Houston Museum of Natural Science, Chairman and Chief Executive Officer of Enron Global Assets after a long career at Amoco, where her last role was President and Chief Executive Officer of Amoco Energy Development Company. She is an independent Director of Granite Construction and BOC Group.
David (Dave) Murray BSc (Civil Engineering) University of Natal, South Africa; Post Grad Dip (Mining), University of Pretoria, South Africa; Advanced Executive Program UNISA, 51
President Metallurgical Coal
Member of the Executive Committee
From 1978 until 1999 David Murray worked for the Trans-Natal Coal Corporation/Ingwe Coal Corporation, progressing through various operational, project and managerial positions. In 1993 he was appointed Managing Director Trans-Natal Coal Corporation then appointed Chief Executive of Billiton Coal in 1999. He moved to Australia in 2001 as CEO of the newly formed BHP Billiton Mitsubishi Alliance. In 2005, he moved into his current role as President Metallurgical Coal within Carbon Steel Materials.
Chris Pointon BSc (Chemistry & Earth Sciences), PhD (Geology), 58
President Stainless Steel Materials
Member of the Executive Committee
Chris Pointon was appointed President Stainless Steel Materials in June 2001. He was previously Chief Executive Officer, Nickel and Chrome for Billiton Plc and Managing Director of QNI Ltd. He has over 20 years of global experience as a mining executive, in particular in senior management in Nickel since 1996.
Marcus Randolph BSc, MBA Harvard Business School, 50
Chief Organisation Development Officer
Member of the OCE
Marcus Randolph was previously President, Diamonds and Specialty Products, Chief Development Officer Minerals and Chief Strategic Officer Minerals for BHP Billiton. His prior career includes Chief Executive Officer, First Dynasty Mines, Mining and Minerals Executive, Rio Tinto Plc, Director of Acquisitions and Strategy, Kennecott Inc, General Manager Corporacion Minera Nor Peru. Asarco Inc, and various mine operating positions in the US with Asarco Inc.
Miklos (Mike) Salamon BSc Mining Engineering, MBA, 51
Executive President and executive Director
Member of the OCE and Investment Risk Committee
Mike Salamon was appointed an executive Director in February 2003 and Executive President in January 2006. He was Group President Non-Ferrous Materials (consisting of Aluminium, Base Metals and Stainless Steel Materials). He is Chairman of Samancor and a Director of Cerro Matoso. From July 1997 to June 2001 he was an executive Director of Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium and is a former Executive Chairman of Samancor, Managing Director of Trans-Natal Coal Corporation and Chairman of Columbus.
Tom Schutte CA (SA) (CAISA), Certificate in the Theory of Accountancy, BComm (Hons), Accountancy, BComm Accounting, 41
President Marketing
Member of the Executive Committee
Tom Schutte has worked in the mining and resources industry since June 1990. Appointed President Marketing in December 2005, he was previously Chief Financial Officer Commercial, BHP Billiton Marketing, Marketing Director Billiton Manganese, Commercial and Development Manager, Samancor Manganese, and Financial Consultant, Gencor Corporate Finance. He started his career with Coopers and Lybrand.
Mahomed Seedat BEc (Electrical), MDP Harvard, PMD UNISA, 50
President Energy Coal
Member of the Executive Committee
Mahomed Seedat was appointed President Energy Coal in January 2005. He previously held the positions of President and Chief Operating Officer Ingwe Collieries, President and Chief Operating Officer Aluminium Southern Africa with responsibility for the operations at the Hillside and Bayside aluminium smelters in Richards Bay, South Africa and the Mozal aluminium smelter in Maputo, Mozambique. His former roles in the Aluminium Customer Sector Group include Engineering Manager, Maintenance Manager and General Manager of the Hillside Aluminium Smelter in Richards Bay. His previous career was in the coal industry with Amcoal, where he held various positions at its collieries.
Alex Vanselow BComm, Wharton AMP, 43
Chief Financial Officer
Member of the OCE and Chairman of the Investment Risk Committee and Financial Risk Management Committee and member of the Disclosure Committee
Alex Vanselow joined the Group in 1989 and was appointed President Aluminium in March 2004. He was previously Chief Financial Officer of Aluminium, Vice President Finance and Chief Financial Officer of Orinoco Iron CA and Manager Accounting and Control BHP Iron Ore. His prior career was with Arthur Andersen.
Karen Wood BEd, LLB (Hons), FCIS, 50
Special Advisor and Head of Group Secretariat
Member of the OCE and Chairman of the Global Ethics Panel, the Disclosure Committee and the US Disclosure Controls Committee
Karen Wood was appointed Company Secretary of BHP Billiton Limited and BHP Billiton Plc in June 2001 and was appointed Special Advisor and Head of Group Secretariat in December 2005. She is a member of the Takeovers Panel (Australia), the Business Regulatory Advisory Group (Australia) and the JD (Juris Doctor) Advisory Board of the University of Melbourne, a Fellow of the Institute of Chartered Secretaries and a member of the Law Council of Australia and the Law Institute of Victoria. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited.
J Michael Yeager BSc, MSc, 53
Group President Energy
Member of the OCE and Executive Committee
J Michael Yeager joined the Group in April 2006 as Group President Energy. He was previously Vice President, ExxonMobil Development Company with responsibility for major joint venture projects. Other previous roles include Senior Vice President, Imperial Oil Ltd and Chief Executive Officer, Imperial Oil Resources, Vice President Africa, ExxonMobil Production Company, Vice President Europe, ExxonMobil Production Company and President, Mobil Exploration and Production in the US.
BHP BILLITON ANNUAL REVIEW 2006 ▲

Corporate Governance Statement continued
7. Business conduct
The BHP Billiton Group has published a Guide to Business Conduct, which is available in eight languages. The Guide reflects the Charter values of integrity, respect, trust and openness. It provides clear direction and advice on conducting business internationally; interacting with communities, governments and business partners; and general workplace behaviour.
The Guide can be found at the Group’s website at www.bhpbilliton.com/aboutus/governance.
The Guide outlines BHP Billiton’s position on a wide range of ethical and legal issues including conflicts of interest, financial inducements, bribery, trading in securities and political contributions. The Guide applies to Directors and to all employees, regardless of their position or location. Consultants, contractors and business partners are also expected to act in accordance with the Guide.
BHP Billiton has established regional helplines so that employees can seek guidance or express concerns on Group related issues. Reports can be made anonymously and without fear of retaliation. A fraud hotline facility is available for reporting cases of suspected misappropriations, fraud, bribery or corruption. Arrangements are in place to investigate such matters. Where appropriate, investigations are conducted independently. Further information on the Business Conduct Helpline and fraud hotline can be found in the BHP Billiton Guide to Business Conduct.
The BHP Billiton Group maintains a position of impartiality with respect to party politics. Accordingly, it does not contribute funds to any political party, politician or candidate for public office. It does, however, contribute to the public debate of policy issues that may affect it in the countries in which it operates.
8. Board Committees
The Board has established Committees to assist it in exercising its authority, including monitoring the performance of the Group to gain assurance that progress is being made towards the Corporate Objective within the limits imposed by the Board.
The permanent Committees of the Board are the Risk and Audit Committee, the Sustainability Committee, the Nomination Committee and the Remuneration Committee. Ad-hoc Committees are formed from time to time to deal with specific matters.
The terms of reference for each Committee can be found at www.bhpbilliton.com/ aboutus/governance.
Each of the permanent Committees has terms of reference under which authority is delegated by the Board.
The office of the Company Secretary provides secretariat services for each of the Committees. Committee meeting agendas, papers and minutes are made available to all members of the Board. Subject to appropriate controls and the overriding scrutiny of the Board, Committee Chairmen are free to use whatever resources they consider necessary to discharge their responsibilities.
Reports from each of the Committees appear below.
8.1 Risk and Audit Committee Report
The Risk and Audit Committee (RAC) met eight times during the year. Its members are Mr D A Crawford (Chairman), Dr D C Brink, Dr D A L Jenkins and Mr J Nasser. Mr Nasser joined the Committee during the year following his appointment as a Director. The Board has nominated Mr D A Crawford as the Committee’s financial expert.
Role and focus
The role of the RAC is to assist the Board in monitoring the decisions and actions of the CEO and the Group through its oversight of the integrity of the financial statements and the effectiveness of the system of internal controls and risk management. In performing this role the RAC focuses on the appointment, remuneration, qualifications, performance and independence of the External Auditor, and the integrity of the audit process as a whole; the effectiveness of the systems of internal control and risk management; the performance and leadership of the role of the Vice President Risk Management and Assurance and of the internal audit function; compliance with legal and statutory requirements; and compliance by management with constraints imposed by the Board.
Activities undertaken during the year
Integrity of financial statements
The RAC assists the Board in assuring the integrity of the financial statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of, and changes to, accounting policies and practices, areas of judgement, compliance with Accounting Standards, stock exchange and legal requirements and the results of the external audit. It reviews the half yearly and annual financial statements and makes recommendations on specific actions or decisions (including formal adoption of the financial statements and reports) the Board should consider in order to maintain the integrity of the financial statements. From time to time the Board may delegate authority to the RAC to approve the release of the statements to the stock exchanges, shareholders and the financial community.
The CEO and CFO have certified that the 2006 financial statements present a true and fair view, in all material respects, of BHP Billiton’s financial condition and operating results and are in accordance with applicable regulatory requirements.
Managing the relationship with the External Auditor
The RAC manages the relationship between the Group and the External Auditor on behalf of the Board. It recommends to the Board potential auditors for appointment and the terms of engagement, including remuneration. In December 2003, the Board, on the recommendation of the RAC, approved the appointment of KPMG. Shareholders are asked to approve reappointment of the auditors each year in the UK.
The RAC evaluates the performance of the External Auditor during its term of appointment against specified criteria including delivering value to shareholders and the Group. BHP Billiton is committed to auditor independence and the RAC reviews the integrity, independence and objectivity of the External Auditor. This review includes:
•	confirming that the External Auditor is, in its professional judgement, independent of the Group

•	obtaining from the External Auditor an account of all relationships between the External Auditor and the Group

•	monitoring the number of former employees of the External Auditor currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the External Auditor’s judgement or independence

•	considering whether the various relationships between the Group and the External Auditor collectively impair, or appear to impair, the External Auditor’s judgement or independence

•	determining whether the compensation of individuals employed by the External Auditor who conduct the audit is tied to the provision of non-audit services and, if so, whether this impairs, or appears to impair, the External Auditor’s judgement or independence

•	reviewing the economic importance of the Group to the External Auditor and assessing whether that importance impairs, or appears to impair, the External Auditor’s judgement or independence.
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8.1 Risk and Audit Committee report continued
The Group audit engagement partner will rotate every five years.
This Policy can be viewed at www.bhpbilliton.com/aboutus/governance.
The Group has a policy governing the conduct of non-audit work by the auditors. Under the non-audit services Policy the External Auditor cannot provide services where the External Auditor:
•	may be required to audit its own work

•	participates in activities that would normally be undertaken by management

•	is remunerated through a ‘success fee’ structure

•	acts in an advocacy role for BHP Billiton.
Fees paid to the External Auditor during the year for audit and other services were US$14.71 million, of which 75 per cent comprised audit fees, 14 per cent audit-related fees and 11 per cent taxation and other services. Details of the fees paid are set out in note 5 to the summary financial statements and note 4 to the financial statements.
Based on the review by the RAC, the Board is satisfied that the External Auditor is independent.
Effectiveness of systems of internal control and risk management
In delegating authority to the CEO to make the decisions necessary to run the business, the Board has established limits on the manner in which that authority can be exercised. One of the limits is to ensure that there is a system of control in place for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness.
Business risks
The scope of BHP Billiton’s operations and the number of industries in which the Group is engaged mean that a range of factors may impact Group results. Material risks that could negatively affect the Group’s results and performance include:
•	fluctuations in commodity prices and currency exchange rates

•	failure to discover new reserves or enhance existing reserves

•	fewer mineral, oil or gas reserves than our estimates indicate

•	compliance with health, safety and environmental exposures and related regulations

•	land tenure disputes

•	actions by governments in the countries in which we operate

•	risks associated with emerging markets

•	inability to successfully integrate our acquired businesses or recover our investments in exploration and new mining and oil and gas projects

•	increased reliance upon the Chinese market in the event of a slow down in consumption

•	shortages of skilled labour that could negatively impact our operations and expansion plans

•	costs that may increase due to inflationary pressures.
Management of business risks
The principal aim of the system of internal control is to manage business risks, with a view to enhancing the value of shareholders’ investments and safeguarding assets. Although no system of internal control can provide absolute assurance that the business risks will be fully mitigated, the internal control systems are designed to meet the Group’s specific needs and the risks to which it is exposed.
The RAC is responsible for reviewing the internal controls and risk management systems, including:
•	the procedure for identifying business risks and controlling their financial impact on the Group and the operational effectiveness of the policies and procedures related to risk and control

•	the budgeting and forecasting systems, financial reporting systems and controls

•	policies and practices put in place by the CEO for detecting, reporting and preventing fraud, serious breaches of business conduct and whistle-blowing procedures

•	the policies for ensuring compliance with relevant regulatory and legal requirements

•	arrangements for protecting the Group’s ownership of intellectual property and other non-physical assets

•	the operational effectiveness of the Customer Sector Groups’ (CSG) RAC structures

•	the application of the principles of the Turnbull Guidance within the Group, including the adequacy of the internal control systems and allocation of responsibilities for monitoring internal financial controls

•	policies, information systems and procedures for preparation and dissemination of information to shareholders, stock exchanges and the financial community.
Management has put in place a number of key policies, processes and independent controls to provide assurance to the Board and the RAC as to the integrity of the Group’s reporting and effectiveness of its systems of internal control and risk management. The governance assurance diagram on page 42 highlights the relationship between the Board and the various controls in the assurance process. Some of the more significant internal control systems include Board and management committees, CSG Risk and Audit Committees, the Enterprise- Wide Risk Management System (EWRM) and Internal Audit.
CSG Risk and Audit Committees
To assist management in providing the information necessary to allow the RAC to discharge its responsibilities, separate Risk and Audit Committees have been established for each of the CSGs and key functional areas. These Committees have been established and operate as Committees of management but are chaired by members of the Board’s RAC or by other external appointees with appropriate skills and experience. They perform an important monitoring function in the overall governance of the Group.
Management reports on significant matters raised at CSG RAC meetings to the Board’s RAC.
Each half year, the President and CFOs of each CSG and each of the Marketing, Shared Services Centres and Treasury functions must review internal controls and provide formal representations to the Vice President Group Accounting and Controller, which are noted by the applicable CSG RAC, assuring compliance with Group policies and procedures and confirming that internal control systems are adequate. These representations are summarised and provided to the Board’s RAC.
Board Committees
The Sustainability Committee of the Board reviews the effectiveness of the internal controls covering health, safety, environment and community risks. Directors also monitor risks and controls through the RAC and the Remuneration Committee.
Management Committees
Management Committees also perform roles in relation to risk and control. Strategic risks and opportunities arising from changes in the Group’s business environment are regularly reviewed by the OCE and discussed by the Board. The FRMC reviews the effectiveness of internal controls relating to commodity price risk, counterparty credit risk, currency risk, financing risk and interest rate risk. Minutes of the OCE and the FRMC are provided to the Board. The IRC provides oversight for investment processes across the Group and coordinates the investment toll-gating process for major investments. Reports are made to the Board on findings by the IRC in relation to major capital projects.
BHP BILLITON ANNUAL REVIEW 2006 ▲

Corporate Governance Statement continued
8.1 Risk and Audit Committee report continued
CEO and CFO certification
The CEO and CFO have certified to the Board that the financial statements are founded on a sound system of risk management and internal compliance and that the system is operating efficiently and effectively in all material respects.
During the year the RAC reviewed the Group’s response to the obligations imposed by the US Sarbanes-Oxley Act, and in particular progress in evaluating and documenting internal controls as required by section 404 of the Act, which will apply to the Group in the year ended 30 June 2007.
Enterprise-Wide Risk Management
The Group operates an Enterprise-Wide Risk Management System (EWRM) that forms the cornerstone of the Group’s risk management activities. Its aim is to meet the obligations of the CEO in ensuring a system is in place for identifying and managing risk. Its existence provides the RAC with the assurance that the major risks facing the Group have been identified and assessed, and that there are controls either in place or planned to address these risks. Independent validation is undertaken by Internal Audit.
The Group’s EWRM Policy can be found at www.bhpbilliton.com/aboutus/governance.
Internal Audit
BHP Billiton has an Internal Audit function known as Group Audit Services (GAS), which assists with the identification and control of Group business risks. The Board’s RAC reviews the mission and charter of GAS, ensures that it is adequately staffed and that its scope of work is appropriate in light of the key risks facing the Group and the other monitoring functions in place. It also reviews and approves an annual Internal Audit plan.
The role of the Vice President Risk Management and Assurance includes:
•	achievement of GAS objectives, which are:
–	assessment of the design and operating effectiveness of controls governing key operational processes and business risks

–	assessment, independent of management, of the adequacy of the Group’s internal operating and financial controls, systems and practices

–	assisting the Board in meeting its corporate governance and regulatory responsibilities

–	provision of advisory services to management to enhance the control environment and improve business performance
•	enterprise-wide risk management

•	risk management information systems

•	insurance strategy.
The RAC approves the appointment and dismissal of the Vice President Risk Management and Assurance and assesses his or her independence and objectivity. The Vice President Risk Management and Assurance is Mr Stefano Giorgini. He has unfettered access to management and the Board’s RAC.
Review of effectiveness
During the year, the Board conducted reviews of the effectiveness of the Group’s system of internal controls for the financial year and up to the date of this Report in accordance with the Turnbull Guidance and the Principles of Good Corporate Governance published by the Australian Stock Exchange Corporate Governance Council. These reviews, which were overseen by the Board’s RAC, covered financial, operational and compliance controls and risk assessment. Findings and recommendations were reported to the Board.
In addition to considering the key risks facing the Group, the Board reviewed an assessment of the effectiveness of internal controls over the key risks identified through the work of the Board Committees and management Committees described above.
Assessment of RAC performance
During the year the Committee assessed its performance. As a result of that assessment the Board revised the Committee’s terms of reference and increased the number of members.
Governance Assurance Diagram
Board (Board Governance Document)
Risk and Audit Committee (RAC)
Sustainability Committee (HSEC)
Delegation
Accountability
NominationCommittee
RemunerationCommittee
Chief Executive Officer
Independent Assurance
ExternalAuditors
Group Audit Services
HSEC Audits
Peer ReviewsMajor Projects
Ore/Oil/GasReserves Review
Management Governance and Assurance
Key Policies Charter Guide to Business Conduct Anti Trust Protocols Approvals Framework Contracts and Commitments Risk Management Sustainable Development Portfolio Risk Management
Governance Framework
Securities Dealing Code Market Disclosure and Communications Non-Audit Services Tax Information Management Financial Accounting
Key Processes Office of the Chief Executive Financial Risk Management Committee CSG and Asset Appraisals CSG RACs Enterprise-Wide Risk Management Stewardship Reviews Management Representation Letters Market Risk Management Committee Disclosure Committee Investment Risk Committee Investment Evaluation Standard Financial and Management Reporting HSEC Management Standards
▲ BHP BILLITON ANNUAL REVIEW 2006

8.2 Remuneration Committee report
The Remuneration Committee met six times during the year. Its members are Dr J G Buchanan (Chairman), Dr D A L Jenkins, the Hon E G de Planque and Mr C A S Cordeiro. Dr de Planque and Mr Cordeiro were appointed to the Committee during the year succeeding Lord Renwick and Dr J M Schubert. All of the Committee members are independent non-executive Directors. Mr Gordon Clark of Kepler Associates acts as an independent advisor to the Committee. Following a review of its performance conducted during the year, the Committee revised its terms of reference.
Role and focus
The role of the Committee is to assist the Board in its oversight of:
•	the remuneration policy and its specific application to the CEO, the executive Directors and the CEO’s direct reports, and its general application to all Group employees
•	the adoption of annual and longer-term incentive plans

•	the determination of levels of reward to the CEO and approval of reward to the CEO’s direct reports

•	the annual evaluation of the performance of the CEO, by giving guidance to the Group Chairman

•	the communication to shareholders on remuneration policy and the Committee’s work on behalf of the Board

•	the Group’s compliance with applicable legal and regulatory requirements associated with remuneration matters

•	the preparation of the Remuneration Report to be included in the Group’s Annual Report.
Activities undertaken during the year
Full details of the Committee’s work on behalf of the Board are set out in the Remuneration Report on pages 45 to 61.
8.3 Nomination Committee report
The Nomination Committee met six times during the year. The members of the Committee are Mr D R Argus (Chairman), Dr J G Buchanan and Dr J M Schubert. All members of the Committee are independent non-executive Directors.
Role and focus
The role of the Committee is to assist in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of a Director, having regard to the highest standards of governance. It does so by focusing on:
•	reviewing the skills represented on the Board and identifying skills that might be required

•	retaining the services of independent search firms and identifying suitable candidates for the Board (refer to sections 4.2 and 5.3 of this Statement)

•	overseeing the review of the assessment of the performance of individual Directors and making recommendations to the Board on the endorsement of retiring Directors seeking re-election (refer to section 5 of this Statement)

•	communication to shareholders on the work of the Committee on behalf of the Board.
Activities undertaken during the year
There were significant changes to the composition of the Board during the year. Lord Renwick and Mr Michael Chaney retired following the 2005 Annual General Meetings, and the Committee recommended the appointment and election of the Hon Gail de Planque, Mr Paul Anderson and Mr Jacques Nasser as non-executive Directors, and Mr Marius Kloppers and Mr Chris Lynch as executive Directors. The Committee retained the services of Heidrick and Struggles and Egon Zehnder to assist in the identification of potential candidates.
8.4 Sustainability Committee report
Following a review of its effectiveness, the Sustainability Committee was restructured during the year and the Committee’s terms of reference were revised. The Committee’s members now comprise only non-executive Directors:
Dr D C Brink (Chairman), Mr P M Anderson, Dr E G de Planque and Dr J M Schubert. Prof Jim Galvin acted as an adviser to the Committee. The Committee met four times during the year.
Role and focus
The role of the Sustainability Committee is to assist the Board in its oversight of:
•	health, safety, environment and community risks

•	the Group’s compliance with applicable legal and regulatory requirements associated with health, safety, environment and community matters

•	the Group’s performance in relation to health, safety, environment and community matters

•	the performance and leadership of the health, safety and environment function and the sustainable development function

•	the Group’s Annual Sustainability Summary Report

•	the preparation of a report by the Committee to be included in the Annual Report.
Activities undertaken during the year
The Sustainability Report is published at the same time as the Annual Report and can be found at http://sustainability. bhpbilliton.com/2006/.
A comprehensive Sustainability Report and a Sustainability Summary Report are published each year. The Sustainability Summary Report identifies BHP Billiton’s targets for health, safety, environment and community matters and its performance against those targets.
For an overview of BHP Billiton’s approach to sustainable development, refer to page 10 of this Annual Review.
9. Conformance with corporate governance standards
BHP Billiton’s compliance with the governance standards in each of the jurisdictions in which it operates is summarised in this Corporate Governance Statement, the Remuneration Report, the Directors’ Report and the financial statements.
The Listing Rules of the UK Listing Authority require UK-listed companies to report on the extent to which they comply with the Principles of Good Governance and Code of Best Practice, which are contained in Section 1 of the Combined Code, and explain the reasons for any non-compliance.
The Listing Rules of the Australian Stock Exchange require Australian-listed companies to report on the extent to which they meet the Best Practice Recommendations published by the Australian Stock Exchange Corporate Governance Council as part of its Principles of Good Corporate Governance (Best Practice Recommendations) and explain the reasons for any non-compliance.
A checklist summarising BHP Billiton’s compliance with the UK Combined Code and the Best Practice Recommendations has been posted to the website at www.bhpbilliton.com/aboutus/governance.
Both the Combined Code and the Best Practice Recommendations require the Board to consider the application of the relevant corporate governance principles, while recognising that departures from those principles are appropriate in some circumstances. BHP Billiton has complied with the provisions set out in Section 1 of the Combined Code.
BHP Billiton has complied with the Best Practice Recommendations throughout the financial period and has continued to comply up to the date of this Annual Review.
BHP BILLITON ANNUAL REVIEW 2006 ▲

Corporate Governance Statement continued
BHP Billiton Limited and BHP Billiton Plc are registrants of the Securities and Exchange Commission in the US. Both companies are classified as foreign private issuers and both have American Depositary Receipts listed on the New York Stock Exchange (NYSE).
BHP Billiton has reviewed the governance requirements currently applicable to foreign private issuers under the Sarbanes-Oxley Act (US) including the rules promulgated by the Securities and Exchange Commission and the rules of the NYSE and is satisfied that it complies with those requirements.
Section 303A of the NYSE Listed Company Manual has instituted a broad regime of new corporate governance requirements for NYSE-listed companies. Under the NYSE rules foreign private issuers, such as BHP Billiton Limited and BHP Billiton Plc, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 (Rule 10A-3) and certain notification provisions contained in Section 303A of the Listed Company Manual. Section 303A.11 of the Listed Company Manual, however, requires BHP Billiton to disclose any significant ways in which its corporate governance practices differ from those followed by US-listed companies under the NYSE corporate governance standards. Following a comparison of BHP Billiton’s corporate governance practices with the requirements of Section 303A of the NYSE Listed Company Manual that would otherwise currently apply to foreign private issuers, the following differences were identified:
•	Our Nomination Committee Charter does not include the purpose of developing and recommending to the Board a set of corporate governance principles applicable to the corporation. At BHP Billiton we believe that this task is integral to the governance of the Group and is therefore best dealt with by the Board as a whole.

•	Rule 10A-3 of the Securities Exchange Act of 1934 requires NYSE-listed companies to ensure that their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the external auditors unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. While BHP Billiton’s Risk and Audit Committee (RAC) is directly responsible for remuneration and oversight of External Auditors, the ultimate responsibility for appointment and retention of External Auditors rests with BHP Billiton’s shareholders, in accordance with Australian and UK law and BHP Billiton’s constitutional documents. The RAC does, however, make recommendations to the Board on these matters, which are in turn reported to shareholders.
While the Board of BHP Billiton is satisfied with its level of compliance with the governance requirements in Australia, the UK and the US, it recognises that practices and procedures can always be improved, and that there is merit in continuously reviewing its own standards against those in a variety of jurisdictions. The Board’s program of review will continue throughout the year ahead.
▲ BHP BILLITON ANNUAL REVIEW 2006

Remuneration Report
Remuneration Report at a Glance
subject
page to audit
Glossary of Terms 45 No
Introductory Letter from Committee
Chairman 46 No
1. The Remuneration Committee 46 No
1.1 Role 46 No
1.2 Advisers to the Committee 46 No
1.3 Review of effectiveness 46 No
1.4 Terms of reference 46 No
2. Remuneration Policy and Structure 47 Yes
2.1 Key principles of the Group’s remuneration policy 47 Yes
2.2 Fixed remuneration 47 Yes
2.3 At risk remuneration 47 Yes
3. Group Performance and Key
Performance Indicators 48 No
4. Executive Directors 49 Yes
4.1 Summary of remuneration arrangements 49 Yes
4.2 Short-term incentives 49 Yes
4.3 Long-term incentives 50 Yes
4.4 Retirement benefits 50 Yes
4.5 Service contracts and termination provisions 50 Yes
5. Key Management Personnel 52 Yes
5.1 Remuneration 52 Yes
5.2 Short and long-term incentives 52 Yes
5.3 Retirement benefits 53 Yes
5.4 Service contracts 53 Yes
6. Non-executive Directors 54 Yes
6.1 Remuneration policy 54 Yes
7. Aggregate Directors’ Remuneration 54 Yes
8. Remuneration Tables 54 Yes
8.1 Estimated value range of awards 59 No
9. Appendix 60 Yes
Summary of long-term incentive plans 60 Yes
Web references used in this Report
The Group’s website www.bhpbilliton.com Terms of reference, list of consultants www.bhpbilliton.com/aboutus/governance The rules of the GIS and LTIP www.bhpbilliton.com/aboutus/governance Standard engagement letter for non-executive Directors www.bhpbilliton.com/bbContentRepository/AboutUs/Governance/ lt_AppointmentasnonexecutiveDirector.pdf
Glossary of Terms
Key abbreviations used in this Report
BHP Billiton BHP Billiton Limited and BHP Billiton Plc
Board The Boards of Directors of BHP Billiton
CEO Chief Executive Officer
Committee The Remuneration Committee of BHP Billiton
Group BHP Billiton and its subsidiaries
Key Executives having authority and responsibility
Management for planning, directing and controlling the
Personnel activities of the Group, directly or indirectly (including executive Directors), and nonexecutive Directors
Current share plans
GIS Group Incentive Scheme
LTIP Long Term Incentive Plan
Legacy share plans
CIP 2001 Co-Investment Plan 2001
ESP 1999/2000 Employee Share Plan 1999 and 2000
MTI 2001 Medium Term Incentive Plan 2001
PSP 2000/2001 Performance Share Plan 2000 and 2001
RSS 2001 Restricted Share Scheme 2001
Share
A fully paid ordinary share in the capital of BHP Billiton
Deferred A nil-priced option or a conditional right to
Share acquire a share issued under the rules of the GIS
Option A right to acquire a share on payment of an exercise price issued under the rules of the GIS
Performance A nil-priced option or a conditional right to
Share acquire a share, subject to Performance Hurdles, issued under the rules of the LTIP
Expected Value Expected value of a share incentive – the average outcome weighted by probability.
This measure takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors such as volatility, forfeiture risk, etc.
KPI Key performance indicator – used to measure the performance of the Group, individual businesses and executives in any one year
Market Value The market value based on closing prices, or, in instances when an executive exercises and sells shares, the actual sale price achieved
Performance Hurdles
Specified targets against which the Group’s performance is measured to determine the extent to which long-term incentives might vest
EPS Earnings per share
TSR Total shareholder return – the change in share
price plus dividends reinvested
Financial years
FY 2006 1 July 2005 to 30 June 2006
FY 2007 1 July 2006 to 30 June 2007
BHP BILLITON ANNUAL REVIEW 2006 ▲

Remuneration Report continued
Dear Shareholder
Welcome to the Remuneration Report for the 2006 financial year. As in previous years, our approach has been to meet the highest standards of disclosure while aiming to produce a clear and comprehensible document.
New remuneration arrangements were put in place in 2004 and the Committee remains satisfied that these continue to achieve its aim of delivering superior shareholder value by driving outperformance against the sector. However, the Committee is particularly mindful of the need to balance the fostering of a performance culture with ensuring that we keep our best people. With commodity prices at record levels, retention of executive talent will become an increasing challenge. The Committee intends to review current arrangements over the course of the 2007 financial year to determine how better to promote retention. We have an open dialogue on remuneration issues with our major investors and representative bodies.
I am very pleased to be able to report that a proposal to introduce an all-employee share plan will be put to this year’s Annual General Meeting. The plan will allow all our people to share in the success of the Group and thus help to align their objectives with those of investors.
On behalf of the Committee I thank you for your interest in our Report.

John Buchanan
Chairman, Remuneration Committee
11 September 2006
1. The Remuneration Committee
1.1 Role
The Committee is committed to the principles of accountability and transparency and to ensuring that remuneration arrangements demonstrate a clear link between reward and performance. Operating under delegated authority from the Board, its activities are governed by terms of reference available on BHP Billiton’s website. The Committee focuses on:
•	remuneration policy and its specific application to the CEO, the executive Directors and other executives reporting to the CEO and its general application to all Group employees

•	the formulation and adoption of incentive plans

•	the determination of levels of reward to the CEO, the executive Directors and other executives reporting to the CEO

•	providing guidance to the Chairman on evaluating the performance of the CEO and

•	effective communication with shareholders on the remuneration policy and the Committee’s work on behalf of the Board.
Committee members in 2006
•	John Buchanan, Chairman

•	Carlos Cordeiro (appointed 25 November 2005)

•	David Jenkins

•	Gail de Planque (appointed 26 April 2006)

•	Lord Renwick and John Schubert retired as members of the Committee on 25 November 2005
Attendees
The Group Chairman, the CEO and the Chief Organisation Development Officer attended meetings by invitation except where matters associated with their own remuneration were considered.
Meetings
The Committee met six times in FY 2006. Attendance at those meetings is set out on page 36.
1.2 Advisers to the Committee
From within the Group, the Committee has access to the advice and views of the CEO (Charles Goodyear), the Chief Organisation Development Officer (Marcus Randolph) and the Special Adviser and Head of Group Secretariat (Karen Wood). The Committee also draws on services from a range of external sources including remuneration consultants. A list of consultants, together with the type of services supplied and whether services are supplied elsewhere in the Group, is available on the Group’s website.
Independent advisers to the Committee
Kepler Associates LLP. Kepler does not provide any other services to the Group.
1.3 Review of effectiveness
The Board appointed consultants Oppeus Pty Limited during the year to conduct an independent review of all committees, including the Remuneration Committee. Their review of the Committee’s effectiveness was completed in November 2005. It concluded that the Committee is well governed and executes its responsibilities effectively. In light of the increasing complexity in remuneration practices, a number of small changes for improvement in the processes and procedures of the Committee were identified. These have been addressed by the Committee and included the enhancement of:
•	information available to the Committee, through better use of information sourced from remuneration reports, industry trends, analyst reports, etc. to keep members abreast of the latest issues and trends

•	channels of communications with internal stakeholders through the Chief Organisation Development Officer and the CEO

•	the effectiveness of the Committee’s meetings, by introducing a pre or post-meeting session without executives and making better use of videoconferencing.
The Committee’s size, at four non-executive Directors, was considered optimal.
1.4 Terms of reference
As part of the review of effectiveness, the Committee’s terms of reference were also evaluated to ensure they remained relevant. As a result, revised terms of reference for the Committee were adopted by the Board at its meeting in June 2006 and are available on the Group’s website. The scope of the revisions mainly related to form rather than substance.
▲ BHP BILLITON ANNUAL REVIEW 2006

2. Remuneration Policy and Structure
The Committee recognises that the Group operates in a global environment and that its performance depends on the quality of its people. It keeps the remuneration policy under constant review to ensure its ongoing appropriateness.
2.1 Key principles of the Group’s remuneration policy
The key principles of the Group’s remuneration policy are to:
•	provide competitive rewards to attract, motivate and retain highly-skilled executives willing to work around the world

•	apply demanding key performance indicators (KPIs), including financial and non-financial measures of performance

•	link rewards to the creation of value to shareholders

•	ensure remuneration arrangements are equitable and facilitate the deployment of human resources around the Group and

•	limit severance payments on termination to pre-established contractual arrangements that do not commit the Group to making unjustified payments in the event of non-performance.
The Committee is confident that these principles, which were applied in the year under review and will continue to be applied for FY 2007 and beyond, continue to meet the Group’s objectives.
The Group is committed to a performance-based culture, with a large component of pay linked to performance and a high correlation between Group performance and levels of executive compensation.
The compensation paid and payable to the executive Directors and other Key Management Personnel is disclosed in this Report. It comprises fixed and, apart from non-executive Directors, at risk components. The manner in which these components are determined is outlined in sections 2.2 and 2.3. The actual compensation paid and payable is set out in the tables in section 8.
Service contracts for Key Management Personnel excluding non-executive Directors
It is the Group’s policy that service contracts have no fixed term but are capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately, by making a payment equal to 12 months’ base salary and retirement benefit contributions in lieu of notice. All Key Management Personnel, with the exception of non-executive Directors, have service contracts. These contracts typically outline the components of remuneration paid but do not prescribe how remuneration levels are to be modified from year to year.
2.2 Fixed remuneration
Fixed remuneration is made up of base salary, retirement and other benefits.
Base salary is targeted at industry average levels for comparable roles in global companies of similar complexity and size. Market data are used to benchmark salary levels on a global scale, adjusted for local conditions.
Base salaries are set by reference to the scope and nature of the individual’s performance and experience and are reviewed each year. The review takes into account any change in the scope of the role performed by the individual, any changes required to meet the principles of the remuneration policy and our market competitiveness.
Retirement benefits to new entrants are delivered under defined contribution plans. All defined benefit plans have now been closed to new entrants. Employees who participate in these legacy defined benefit plans continue to accrue benefits in such plans for both past and future service unless they have opted to transfer to a defined contribution plan.
Other benefits include health insurance, relocation costs, life assurance, car allowances and tax advisory services as applicable. No element of remuneration, other than base salary, is pensionable.
2.3 At risk remuneration
The at risk remuneration is geared to Group performance and is made up of short and long-term incentives.
Short-term incentives are delivered under the Group Incentive Scheme (GIS), which rewards individuals for meeting or exceeding KPIs that are set at the beginning of each financial year and are aligned to BHP Billiton’s strategic framework. KPIs include Group and personal objectives and measures. The Committee believes that the setting of KPIs and the relative weightings given to the different categories of KPI effectively incentivises short-term performance.
Executive Directors and Key Management Personnel who are not Directors each have a target cash award of 70 per cent of base salary, which is paid annually.
The performance level achieved against each KPI is measured and awards are calculated and paid according to the level of performance. Details of the Group KPIs for FY 2006 and the performance level achieved are set out on page 49.
To encourage employee retention and share ownership, the Group matches the cash amount awarded in Deferred Shares and/or Options, which are subject to a two-year vesting period before they can be exercised. If, during the two-year vesting period, an individual resigns without the Committee’s consent or is dismissed for cause, the right to the Deferred Shares and/or Options is forfeited.
Long-term incentives are delivered under the Long Term Incentive Plan (LTIP), which is designed to reward sustainable, long-term performance in a transparent manner. Under the LTIP, individuals are granted Performance Shares, which have a five-year performance period. The number of Performance Shares granted is determined by the Committee.
The number of Performance Shares that an individual will be entitled to at the end of the five years will depend on the extent to which the Performance Hurdle has been met. The Performance Hurdle is described below.
The diversified natural resources industry is capital intensive, cyclical and long term. Outstanding performance comes from accessing high-quality resources, successfully developing new projects and maintaining efficient and safe operations. The Committee believes that, in this environment, success can best be measured by the Group’s total shareholder return (TSR) relative to the TSR of an index of a peer group of companies, weighted 75 per cent to mining and 25 per cent to oil and gas, over a long (five-year) period.
The Performance Hurdle requires BHP Billiton’s TSR over the fiveyear period to be greater than the weighted average TSR of the index. If BHP Billiton’s TSR is equal to or less than the weighted average TSR of the index, the Performance Hurdle will not be met and no Performance Shares will vest.
For all the Performance Shares to vest, BHP Billiton’s TSR must exceed the weighted average TSR of the index by a specified percentage. The Committee determines the percentage each year. For the 2004, 2005 and 2006 financial years this percentage has been set at 5.5 per cent per annum. This is an annual amount and equates to exceeding the weighted average TSR of the index over the five-year performance period by more than 30 per cent. The Committee and the Board believe that this equates to outstanding (or top decile) performance.
For performance between the weighted average TSR of the index and 5.5 per cent per annum above the index, vesting occurs on a sliding scale. In the event that the Committee does not believe that BHP Billiton’s TSR properly reflects the financial performance
BHP BILLITON ANNUAL REVIEW 2006 ▲

Remuneration Report continued
2. Remuneration Policy and Structure continued
of the Group, the Committee retains the discretion to lapse the Performance Shares. It is anticipated that such discretion would only be used in exceptional circumstances.
In any one financial year, a participant cannot be granted Performance Shares that have an Expected Value that exceeds twice their annual base salary. Expected Value is used because, relative to typical peer group incentive arrangements, the LTIP is long-term (with performance measured over five years), has high performance requirements (top decile ranking for full vesting) and offers no payout at median performance. Kepler Associates LLP have verified that the Expected Value calculation is accurate and appropriate.
Where the Committee retains discretion in relation to the award of any short or long-term incentives, the rules of the GIS and the LTIP require the Committee to exercise that discretion in good faith and acting reasonably.
Participation in the GIS and the LTIP is approved by the Committee and participants are required to hold a minimum number of BHP Billiton shares (Minimum Shareholding Requirement) throughout their period of participation in the schemes. This Minimum Shareholding Requirement is equal to 50 per cent of one year’s base salary, on an after-tax basis.
It is intended that shareholders will be asked at the 2006 Annual General Meetings to approve the introduction of an all-employee share plan. This is viewed as an important tool to enable employees to participate as shareholders in the Group’s success. It will allow employees to purchase BHP Billiton shares at a Market Value of up to US$5,000 per year. Shares held for three years will be matched at no additional cost to the employee. The principal components of the plan, if this authority is granted, are set out in the Notice of Meeting.
3. Group Performance and Key Performance Indicators
Group performance
The performance of the Group relative to the markets in which it operates over the past five years is illustrated by the two charts below. The first compares BHP Billiton’s TSR performance with that of the ASX 100 and the FTSE 100, both of which are broadly-based indices. The second illustrates performance against an index of a peer group of companies, weighted 75 per cent to mining and 25 per cent to oil and gas. The relevant companies are listed in the table on page 61 of this Report (see note (7) to the table on that page). The Committee believes that the broadly-based indices and the index of peer group companies are the most appropriate benchmarks for measuring the Group’s performance. For FY 2006, the total return to BHP Billiton Limited shareholders (as measured by the change in share price plus dividends reinvested) was 68 per cent. Over the same period, the total return to BHP Billiton Plc shareholders (measured on the same basis) was 60 per cent.(1)
Five-year TSR performance of BHP Billiton measured against the ASX 100 and FTSE 100 – rebased in US$
Five-year TSR performance of BHP Billiton measured against the median of the comparator group – rebased in US$
The earnings performance of the Group over the last five years is represented by profit attributable to members of BHP Billiton and is detailed in the table below.(2)

US$M	Profit attributable to members(3)
FY 2006	10,154
FY 2005	6,426
FY 2004	3,510
FY 2003	1,920
FY 2002	1,934
Market price of shares

	BHP Billiton Plc	BHP Billiton Limited
At 30 June 2006	£10.49	A$29.00
Highest price in FY 2006	£12.11	A$32.00
	11 May 2006	5 May 2006
Lowest price in FY 2006	£7.22	A$18.09
	1 July 2005	1 July 2005

Notes:

(1)	The TSR performance for BHP Billiton Limited is inclusive of the bonus share awards relating to BHP Limited (pre-merger) and is adjusted for the demerger of OneSteel Limited, and for both BHP Billiton Limited and BHP Billiton Plc is adjusted for the demerger of BHP Steel Limited (now known as BlueScope Steel Limited).

(2)	The impact on TSR and earnings of the share buy-back program was considered when assessing the relative performance of the Group.

(3)	2006 and 2005 are IFRS. 2004–2002 are UK GAAP. Amounts are stated before exceptional items.
▲ BHP BILLITON ANNUAL REVIEW 2006

3. Group Performance and Key Performance Indicators continued
Group Key Performance Indicators
The Group KPIs measure performance in delivering against specific health, safety, environment and community targets and achieving specified levels of performance against financial targets. The KPIs for FY 2006 were based on Group, individual business and personal measures and the levels of performance achieved were as follows:
Levels of performance against each KPI

Threshold	the minimum necessary to qualify for any reward
Target	where the performance requirements are met
Stretch	where the performance requirements are exceeded

Group KPIs	Level of performance achieved as determined by the Committee
Health, Safety, Environment and Community(1)	Between threshold and target
Shareholder value added	Between threshold and target
Net Present Value added	Below threshold

Notes:

(1)	Health, Safety, Environment and Community (HSEC) measures include: Total Recordable Injury Frequency Rate (TRIFR ); HSEC standards; Group HSEC targets; and behavioural-based systems.
Supplemental bonus
When the Committee assessed performance for FY 2006, it was felt that there was a gap between the GIS awards as calculated and BHP Billiton’s share price performance. It therefore recommended to the Board that an additional cash bonus be paid to executives, which the Board approved. The amount of the additional bonus was capped, in aggregate as a 14 per cent increase to the cost of the Group’s short-term incentive program, and a 20 per cent maximum increase for individual executives. The CEO was given discretion as to the application. In applying the bonus the CEO took account of the performance of the individual businesses to which the executive was attached. The Board determined the additional bonus amount payable to the CEO and approved an additional bonus equal to 14 per cent of the CEO’s GIS incentive award. The amounts payable to the executive Directors and Key Management Personnel who are not Directors are contained in the remuneration tables on pages 54 to 55 of this Report.
4. Executive Directors
This section contains information relating to the Group’s four executive Directors.
Their detailed remuneration is set out in tabular form on pages 54 to 55.
Executive Directors serving at the date of this Report and during the year:
1.	Charles Goodyear, Chief Executive Officer

2.	Marius Kloppers, Group President Non-Ferrous Materials (appointed 1 January 2006)

3.	Chris Lynch, Group President Carbon Steel Materials (appointed 1 January 2006)

4.	Mike Salamon, Executive President (see note (4) below)
4.1 Summary of remuneration arrangements
This chart illustrates the split between fixed and at risk remuneration for the year ended 30 June 2006. The data on which the chart is based are taken from the remuneration tables on pages 54 to 55.
4.2 Short-term incentives (at risk)(1)
Executive Directors’ remuneration for the year ended 30 June 2006

	Year ended 30 June 2006			Year ending 30 June 2007
			Weighting split		Weighting split
	Cash bonus range	Actual cash bonus	Group and personal	Cash bonus range	Group and personal
	(% of base salary)	(% of base salary)(2)	(%)	(% of base salary)	(%) (3)
Charles Goodyear	0–105	74.2	70/30	0–105	40/60
Marius Kloppers	0–105	74.0	50/50	0–105	40/60
Chris Lynch	0–105	69.5	49/51	0–105	40/60
Mike Salamon	0–105	69.0	70/30	n/a (4)	n/a (4)

Notes:

(1)	This section relates to short-term incentives under the GIS and does not include the supplemental cash bonus to be paid in September 2006.

(2)	Cash bonuses are paid in September following the release of the Group’s annual results. The value is matched with the grant of Deferred Shares and/or Options after shareholder approval at the Annual General Meetings.

(3)	Group measures include KPIs for Financial Performance. Personal measures include KPIs for Operations and Business Processes/Strategy and Growth/People and Leadership/Zero Harm and Sustainable Development.

(4)	Mr Salamon retired as an employee on 1 September 2006 and will be retiring as a Director on 26 October 2006. No bonus will be paid to him in respect of any part of FY 2007.
BHP BILLITON ANNUAL REVIEW 2006 ▲

Remuneration Report continued
4. Executive Directors continued
4.3 Long-term incentives (at risk)
All shares under award form part of the executive Directors’ at risk remuneration. The extent to which Performance Shares will vest is dependent on the extent to which the Performance Hurdles are met and continuing employment with the Group. A summary of interests in incentive plans including the number of shares awarded in FY 2006 is shown on pages 57 and 58.
4.4 Retirement benefits
Charles Goodyear’s remuneration includes a payment in lieu of a contribution by the Group to a superannuation or pension fund fixed at an annual rate of 48 per cent of base salary. Mr Goodyear may elect to have this paid into a superannuation or pension fund or, instead, to defer receipt, subject to the rules of a Retirement Savings Plan established for this purpose. It allows him to accumulate these annual payments and to defer receipt until after he retires from the Group. It also allows Mr Goodyear to establish retirement savings arrangements that best meet his needs.
If Mr Goodyear dies while still employed, a benefit of four times base salary will be payable to his estate. A spouse’s pension equal to two thirds of one thirtieth of Mr Goodyear’s pensionable salary at date of death for each year of service from 1 January 2003 to his normal retirement date will be payable for the duration of his spouse’s lifetime. Periods of service where Mr Goodyear received his retirement benefit in the form of the cash gratuity will be disregarded for the purpose of calculating any pension amount.
If Mr Goodyear leaves due to incapacity, an ill-health pension of one thirtieth for each year of service from 1 January 2003 to age 60 will be payable for the duration of Mr Goodyear’s lifetime.
In the event of death during ill-health retirement, a spouse’s pension of two thirds of the ill-health pension will be payable for the duration of the spouse’s lifetime. Additionally, a children’s pension equal to 20 per cent of the ill-health pension will be payable for the first child or 33 per cent if there are two or more children, with the resultant pension amounts to be shared equally between the children until each child ceases being in full-time education or reaches the age of 23, whichever occurs first.
Marius Kloppers and Chris Lynch are entitled to participate in the retirement arrangements detailed below for Key Management Personnel, save for Mr Kloppers retaining his previous pension promise of one thirtieth of base salary for each year of service. In lieu of this pension promise, Mr Kloppers has an option for a defined contribution or cash gratuity alternative.
Mike Salamon completed 20 years of service with the Group (and its predecessor companies) on 1 April 2005 and consequently no further pension benefits accrued thereafter, other than to reflect changes in his pensionable salary. Mr Salamon retired as an employee on 1 September 2006 and will retire as a Director on 26 October 2006. On retirement, he became entitled to a pension under non-contributory defined benefit pension arrangements set up by BHP Billiton Plc and BHP Billiton Services Jersey Limited. The pension payable equates to two thirds of base salary and has been reduced because payment will commence before the normal retirement age of 60. The reduction penalty is normally 4 per cent per annum where retirement is without consent of the Group and 2 per cent per annum where retirement is with consent of the Group. Mr Salamon’s retirement is with Group consent and at the date of retirement he was 51 years of age. In accordance with the rules of the scheme, all pensions in payment will be indexed in line with the UK Retail Price Index. On death in retirement, a spouse’s pension equal to two thirds of the pension in payment will be payable. Where legislation allows, Mr Salamon has opted to commute the pension described for a cash lump sum as final settlement of the Group’s obligations to him. A summary of his retirement benefits assuming retirement at age 60 (as required by the applicable regulations) is shown on page 59.
4.5 Service contracts and termination provisions
It is the Group’s policy that service contracts for executive Directors have no fixed term but are capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately by making a payment equal to 12 months’ pay in lieu of notice. The service contracts typically outline the components of remuneration paid to the individual, but do not prescribe how remuneration levels are to be modified from year to year.

Notice period –
			Employing	Notice period –
Name	Employing company	Date of contract	company	Employee	Termination provisions
Charles Goodyear	BHP Billiton Limited BHP Billiton Plc	21 August 2003	12 months	3 months	On termination, employing company may make a payment in lieu of notice equal to 12 months’ base salary plus retirement benefit contributions for that period.
Marius Kloppers	BHP Billiton Plc	19 February 2001, as amended by 31 August 2004	12 months	6 months	On termination, employing company may make a payment in lieu of notice equal to 12 months’ base salary retirement benefit contributions for that period.
Chris Lynch	BHP Billiton Limited	16 August 2006	12 months	6 months	On termination, employing company may make a payment in lieu of notice equal to 12 months’ base salary plus retirement benefit contributions for that period.
Mike Salamon (1)	BHP Billiton Plc BHP Billiton Services Jersey Limited (2)	1 September 2003 1 September 2003	12 months	12 months	On termination, employing company may make a payment in lieu of notice of 12 months, equal to 150 per cent of annual base salary. This reflects market practice at the time the terms were agreed.

Notes:

(1)	Mr Salamon retired as an employee on 1 September 2006 and will be retiring as a Director on 26 October 2006.

(2)	A wholly-owned subsidiary of BHP Billiton Plc.

50	BHP BILLITON ANNUAL REVIEW 2006 ▲

4. Executive Directors continued
Entitlements under the GIS, the LTIP and Retirement Plans on ceasing employment
The rules of the GIS and the LTIP (1) cover any entitlements the executive Directors might have on termination in relation to short and long-term incentives. They outline the circumstances in which the executive Directors (and any other participant) would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted but which had not vested at the date of termination. The rules of the GIS also outline the circumstances in which the executive Directors would be entitled to a cash bonus payment for the performance year in which they leave the Group. Such circumstances depend on the reason for leaving the Group.
The Committee regards it as an important principle that, where an individual resigns without the Committee’s consent or their employment is terminated for cause, they forfeit the right to both their unvested Deferred Shares and Options and Performance Shares.

Name	GIS and LTIP	Retirement Plans
Charles Goodyear	The rules of the GIS and the LTIP provide that should Mr Goodyear leave the Group for any reason other than resignation or termination for cause, the following would apply:	Any entitlements accrued under the rules of the Retirement Savings Plan at the date of termination.

• •	Deferred Shares and Options already granted would vest in full. He would have a right to retain entitlements to Performance Shares that have been granted but that are not yet exercisable. The number of such Performance Shares would be pro-rated to reflect the period of service from the commencement of the relevant performance period and would only become exercisable once the Performance Hurdles have been met.

In addition, the Committee has determined that a cash bonus would be paid for the year of departure, calculated according to Mr Goodyear’s performance measured against KPIs and pro-rated to reflect the proportion of the year served.

Marius Kloppers	Entitlements to Deferred Shares and Performance Shares as per Mr Goodyear above.

The Committee has not considered the circumstances in which it would exercise its discretion to allow Mr Kloppers to receive any cash bonus in the event of his departure. That entitlement, if any, will be governed by the rules of the schemes at the date of departure.	Entitlements as per contractual arrangements. Entitled to a defined benefit pension of one- thirtieth of pensionable salary per year of service following 1 July 2001 to date of leaving. This defined benefit is payable for each year of service other than for periods where Mr Kloppers has elected to take the defined contribution option or cash equivalent payment in lieu.

Chris Lynch	Entitlements to Deferred Shares and Performance Shares as per Mr Goodyear above.

The Committee has not considered the circumstances in which it would exercise its discretion to allow Mr Lynch to receive any cash bonus in the event of his departure. That entitlement, if any, will be governed by the rules of the schemes at the date of departure.	Any entitlements accrued under the rules of the Retirement Savings Plan and the Australian Superannuation Fund at the date of termination.

Mike Salamon (2)	At retirement Mr Salamon’s entitlements to Deferred Shares and Performance Shares were the same as for Mr Goodyear above. Accordingly, his Deferred Shares vested on 1 September 2006.

In respect of Mr Salamon’s GIS participation for FY 2006, an amount equal to his GIS cash award will be paid in lieu of the award of Deferred Shares.	Entitlements as per contractual arrangements. The accrued defined benefit pension entitlement will be reduced by 2 per cent per annum for each year until Mr Salamon reaches age 60.

Where legislation allows, Mr Salamon has opted to commute his retirement pension as a lump sum. The lump sum commutation terms were determined by the Group and are based on market conditions as at 31 August 2006.

Notes:

(1)	The GIS and the LTIP rules are available on the Group’s website.

(2)	Mr Salamon’s contractual agreements provide for a 2 per cent reduction in his pension benefit for each year that he retires before age 60 where the retirement is with Group consent.

BHP BILLITON ANNUAL REVIEW 2006 ▲	51

Remuneration Report continued
5. Key Management Personnel (other than Directors)
The Key Management Personnel of the Group, other than Directors, are those executives who have the authority and responsibility for planning, directing and controlling the activities of the Group. The five highest paid executives in the Group are represented amongst the executive Directors and other Key Management Personnel. This section contains information relating to the Group’s Key Management Personnel other than Directors (referred to as ‘executives’ in this section).

Key Management Personnel (other than Directors) (1)		Date of appointment to Office of the Chief Executive (OCE) if during the year
Philip Aiken (2)	President — UK
John Fast	Chief Legal Counsel and Head of External Affairs
Robert Kirkby (3)	Executive President
Marcus Randolph	Chief Organisation Development Officer	2 September 2005
Alex Vanselow	Chief Financial Officer	1 April 2006
Karen Wood	Special Adviser and Head of Group Secretariat	8 December 2005
Mike Yeager	Group President Energy	26 April 2006

Notes:

(1)	Mr Kloppers and Mr Lynch were Key Management Personnel prior to their appointment as executive Directors on 1 January 2006.

(2)	Mr Aiken has stepped down from the OCE and will retire from the Group on 31 December 2006.

(3)	Mr Kirkby will retire from the Group on 31 December 2006.
5.1 Remuneration
Total remuneration is divided into two components — fixed and at risk. The at risk component is derived only in circumstances where the individual has met challenging KPIs and Performance Hurdles that contribute to the Group’s overall profitability and performance.
5.2 Short and long-term incentives
Short and long-term incentives form part of the executive’s at risk remuneration.
Short-term incentives (at risk) (1)

	Year ended 30 June 2006			Year ending 30 June 2007
			Weighting split		Weighting split
	Cash bonus range	Actual cash bonus	Group and personal	Cash bonus range	Group and personal
	(% of base salary)	(% of base salary) (2)	(%)	(% of base salary)	(%)(3)
Philip Aiken	0–105	53.3	25/75	0–105	30/70
John Fast	0–105	68.7	40/60	0–105	30/70
Robert Kirkby	0–105	67.1	29/71	0–105	40/60
Marcus Randolph	0–105	73.7	37/63	0–105	30/70
Alex Vanselow	0–105	67.5	50/50	0–105	30/70
Karen Wood	0–105	70.1	45/55	0–105	30/70
Mike Yeager	0–105	83.2	35/65	0–105	40/60

Notes:
(1)	This table relates to short-term incentives under the GIS and does not include the supplemental cash bonus to be paid in September 2006.

(2)	Cash bonuses are paid in September following the release of the Group’s annual results. The value is matched with the grant of Deferred Shares and/or Options after shareholder approval at the Annual General Meetings.

(3)	Group measures include KPIs for Financial Performance. Personal measures include KPIs for Operations and Business Processes/Strategy and Growth/People and Leadership/Zero Harm and Sustainable Development.
Long-term incentives (at risk)
All shares under award form part of the executives’ at risk remuneration. The extent to which shares under award will vest is dependent on the extent to which the Performance Hurdles are met and continuing employment within the Group. A summary of executives’ interests in incentive plans, including the number of shares awarded in FY 2006, is shown on page 58.
Hedge arrangements
During the year the Committee implemented a policy governing the use of hedge arrangements for executives. If any executive has a permitted hedge arrangement in place, that arrangement must be disclosed in this Report. Under that policy, it is confirmed that no executive has any hedge arrangement in place. Executives are prohibited from entering into hedge arrangements in relation to unvested shares and options, and shares forming part of an executive’s minimum shareholding requirement. A hedge arrangement constitutes a ‘dealing’ under the Group’s Securities Dealing Code. All dealings require advance clearance from specified officers.

52	▲ BHP BILLITON ANNUAL REVIEW 2006

5. Key Management Personnel (other than executive Directors) continued
5.3 Retirement benefits
For service following 1 January 2003, retirement, death and disability benefits were aligned, where possible, for the executives as set out below.
A defined contribution rate was calculated to target a pension accrual of 2.2 per cent of base salary for each year of service from 1 January 2003 to age 60. Allowance for a two-thirds spouse’s pension in retirement plus inflation indexation in payment was also incorporated into the calculations. To deliver the retirement promise, the executive is given a choice of funding vehicles, including the executive’s current retirement arrangement, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash gratuity in lieu. The aggregate cost to the Group of exercising these funding choices will not exceed the calculated contribution rate for each executive.
Death-in-service and ill-health benefits
A lump sum of four times base salary and a spouse’s pension of two thirds of 2.2 per cent of base salary at death for each year of service from 1 January 2003 to age 60 will be payable. In addition, dependants’ benefits are payable. If the executive leaves due to incapacity, an ill-health pension of 2.2 per cent of base salary for each year of service from 1 January 2003 to age 60 will be payable for the duration of the executive’s life. In both cases, periods of service where the executive elects to receive a cash gratuity are excluded.
In the event of death during ill-health retirement, a spouse’s pension of two thirds of the ill-health pension will be payable for the duration of the spouse’s lifetime. Additionally, a children’s pension equal to 20 per cent of the ill-health pension will be payable for the first child or 33 per cent if there are two or more children, with the resultant pension amounts to be shared equally between the children until each child ceases being in full-time education or reaches the age of 23, whichever occurs first.
Benefits accrued by the executive in retirement arrangements before 1 January 2003 will be payable in addition to those described above.
Retirements
Philip Aiken and Robert Kirkby will retire from the Group with effect from 31 December 2006. The terms of their retirement have yet to be finalised. These will be reported in the FY 2007 Remuneration Report.
5.4 Service contracts
It is the Group’s policy that service contracts for executives have no fixed term but be capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately by making a payment equal to 12 months’ pay in lieu of notice. The service contracts typically outline the components of remuneration paid to the executive, but do not prescribe how remuneration levels are to be modified from year to year.

Notice period –
		Employing	Notice period –
Name	Employing company	company	Employee	Termination provisions (1)
Philip Aiken (2)	BHP Billiton Limited	12 months	6 months	On termination, the employing company
Robert Kirkby (2)	BHP Billiton Limited	12 months	6 months	may make a payment in lieu of notice equal
Marcus Randolph	BHP Billiton Limited	12 months	6 months	to 12 months’ base salary plus the
Alex Vanselow	BHP Billiton Mineral Service Company Limited	12 months	6 months	superannuation and retirement benefit contributions for that period.
Karen Wood	BHP Billiton Limited	12 months	6 months
Mike Yeager	BHP Billiton Petroleum (Americas) Inc	12 months	6 months
John Fast	BHP Billiton Limited	3 months	3 months	On termination, the employing company may make a payment in lieu of notice equal to three months’ base salary plus a termination payment of 21 months’ base salary.

Notes:

(1)	The Committee has not considered the circumstances in which it would exercise its discretion to allow current executives to maintain any ongoing participation in relation to the long-term incentive schemes in which they participate in the event of their departure. Such entitlements, if any, will be governed by the rules of the schemes at the date of departure.

(2)	Mr Aiken and Mr Kirkby will retire from the Group on 31 December 2006.

BHP BILLITON ANNUAL REVIEW 2006 ▲	53

Remuneration Report continued
6. Non-executive Directors
6.1 Remuneration policy
The aggregate sum available to remunerate non-executive Directors is currently A$3 million.
Shareholder approval will be sought at the 2006 Annual General Meetings to redenominate this sum into US dollars to align it with the reporting currency of the Group and to eliminate any inadvertent breach of the limit due to currency exchange fluctuations.
The remuneration rates reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings, the extent of the geographic regions in which the Group operates and the enhanced responsibilities associated with membership of Board Committees. They also reflect the considerable travel burden imposed on members of the Board.
The Board is conscious that just as the Group must set remuneration levels to attract and retain talented executives, so it must ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of Director necessary to contribute effectively to a high-performing Board. Fees for the Chairman and the non-executive Directors were reviewed in July 2006 in accordance with the policy of conducting annual reviews. The Committee took advice from Kepler Associates LLP on fees for the Chairman. The Board took advice from Deloitte & Touche LLP on non-executive Directors’ fees. The accompanying table sets out the fees before and after the 2006 review.
Levels of fees and travel allowances for non-executive Directors

	At 1 July	At 1 September
US dollars	2006	2005
Base fee	110,000	100,000
Plus additional fees for:
Senior Independent Director of BHP Billiton Plc	25,000	20,000
Committee Chair:
Risk & Audit	45,000	40,000
Sustainability	30,000	25,000
Remuneration	30,000	25,000
Nomination	No additional fees
Committee membership:
Risk & Audit	25,000	20,000
Remuneration	20,000	15,000
Sustainability	17,000	15,000
Nomination	No additional fees
Travel allowance:
Greater than 3 but less than 12 hours	5,000	3,000
Greater than 12 hours	10,000	7,500
Chairman’s remuneration	750,000	700,000
Non-executive Directors are not eligible to participate in any of the Group’s incentive arrangements.
A standard letter of engagement has been developed for non-executive Directors and is available on the Group’s website.
Each non-executive Director is appointed subject to periodic re-election by the shareholders (see page 36 of the Corporate Governance Statement for an explanation of the reappointment process). There are no provisions in any of the non-executive Directors’ appointment arrangements for compensation payable on early termination of their directorship.
Dates of appointment of Directors appear on pages 31 to 33 of the Corporate Governance Statement.
7. Aggregate Directors’ Remuneration
This table sets out the aggregate remuneration of executive and non-executive Directors of BHP Billiton in accordance with the requirements of the UK Companies Act 1985.

US dollars (million)	2006	2005
Emoluments	13	10
Termination payments	—	—
Awards vesting under long-term incentive plans	17	4
Gains on exercise of Options	—	—
Total	30	14
8. Remuneration Tables
The tables that appear in this section have been prepared in accordance with the requirements of the UK Companies Act 1985 and include adjustments to reflect Australian Corporations Act 2001 requirements and relevant accounting standards. The tables contain the amounts paid and payable to the executive Directors and other Key Management Personnel during the year.
Remuneration for the year ended 30 June 2006

						Dividend
Executive Directors						Equivalent	Value of			Long-term	Adjustment for	Total
who served throughout			Other	benefits	Annual cash	Payment	Deferred	Subtotal: UK	Retirement	share-based	Australian	Australian
the year		Base salary	benefits	Retirement	bonus	value (1)	Shares (1)	requirements (2)	benefits	compensation (1)	requirements (2)	requirements (2)
US dollars		FIXED	FIXED	FIXED	AT RISK	AT RISK	AT RISK		FIXED	AT RISK	AT RISK
Charles	2006	1,580,000	65,930	758,400	1,501,187	53,478	1,010,943	4,969,938	—	1,107,821	433,948	6,511,707
Goodyear	2005	1,312,500	60,801	630,000	1,240,313	291,201	1,060,302	4,595,117	—	552,711	(212,304)	4,935,524
Mike Salamon	2006	1,311,001	39,031	—	2,063,695	—	—	3,413,727	—	634,771	855,477	4,903,975
	2005	1,329,998	148,751	—	1,207,599	150,956	1,044,711	3,882,015	700,243	439,554	(282,732)	4,739,080

54	▲ BHP BILLITON ANNUAL REVIEW 2006

8. Remuneration Tables continued

Executive Directors						Dividend	Value of			Long-term	Adjustment	Total
who were appointed				Other	Annual cash	Equivalent	Deferred	Subtotal: UK	Retirement	share-based	for Australian	Australian
during the year			Base salary	benefits	bonus	Payment value(1)	Shares(1)	requirements(2)	benefits	compensation(1)	requirements(2)	requirements(2)
US dollars			FIXED	FIXED	AT RISK	AT RISK	AT RISK		FIXED	AT RISK	AT RISK
Marius	2006	(3)	457,679	–	433,799	17,967	300,490	1,209,935	180,675	235,683	96,181	1,722,474
Kloppers	2005		See remuneration table below
Chris Lynch	2006	(3)	442,653	23,582	407,281	14,509	274,275	1,162,300	153,601	234,319	90,510	1,640,730
	2005		See remuneration table below

Key Management						Dividend				Long-term	Adjustment for	Total
Personnel				Other	Annual cash	Equivalent	Value of Deferred		Retirement	share-based	Australian	Australian
(excluding Directors)			Base salary	benefits	bonus	Payment value(1)	Shares(1)	Subtotal	benefits	compensation(1)	requirements(2)	requirements(2)
US dollars			FIXED	FIXED	AT RISK	AT RISK	AT RISK		FIXED	AT RISK	AT RISK
Philip Aiken	2006		1,036,996	654,459	662,976	30,231	476,232	2,860,894	374,355	472,885	241,398	3,949,532
	2005		1,012,656	920,606	731,330	110,279	625,190	3,400,061	365,569	328,088	(96,682)	3,997,036
John Fast	2006		738,079	—	649,283	29,606	437,246	1,854,214	264,970	369,787	194,214	2,683,185
	2005		707,053	—	651,832	101,530	557,230	2,017,645	253,832	259,287	(103,939)	2,426,825
Robert Kirkby	2006		894,021	5,042	768,734	35,053	517,688	2,220,538	327,212	468,298	222,353	3,238,401
	2005		828,823	1,296	781,497	108,201	668,076	2,387,893	303,349	281,608	(154,121)	2,818,729
Marius Kloppers	2006	(4)	915,359	151,645	867,597	35,934	600,980	2,571,515	361,351	471,367	192,362	3,596,595
	2005		864,532	157,585	815,409	114,036	705,422	2,656,984	357,244	294,075	(182,713)	3,125,590
Chris Lynch	2006	(4)	870,280	23,582	814,562	29,018	548,550	2,285,992	301,987	468,638	181,021	3,237,638
	2005		792,855	24,268	719,278	105,297	614,887	2,256,585	275,121	291,075	(115,137)	2,707,644
Marcus Randolph	2006	(5)	629,048	178,390	617,122	27,939	412,627	1,865,126	213,876	191,336	37,142	2,307,480
	2005		Not applicable
Alex Vanselow	2006	(5)	186,846	178,216	144,749	6,582	97,211	613,604	71,001	55,200	7,296	747,101
	2005		Not applicable
Karen Wood	2006	(5)	348,779	1,962	267,896	11,819	174,549	805,005	119,980	93,767	18,203	1,036,955
	2005		Not applicable
Mike Yeager	2006	(6)	151,667	3,002,928	175,153	1,444	21,328	3,352,520	54,297	45,603	3,451	3,455,871
	2005		Not applicable

Notes:

(1)	For these categories actual values cannot be calculated at the time of the preparation of this report and accordingly estimated values have been used.

(2)	UK Requirements: UK Companies Act 1985. Australian Requirements: Australian Corporations Act 2001 and relevant accounting standards.

(3)	Fixed remuneration shown is the actual remuneration paid or payable after Mr Kloppers’ and Mr Lynch’s appointment as executive Directors on 1 January 2006.

At risk remuneration elements have been pro-rated to reflect the proportion of the year served as executive Directors.

(4)	For Mr Kloppers and Mr Lynch, remuneration shown in this table is the total for FY2006. Their total remuneration for the proportion of the year before their appointment as executive Directors was US$1,874,121 for Mr Kloppers and US$1,596,908 for Mr Lynch.

(5)	For Messrs Randolph and Vanselow and Ms Wood, fixed remuneration is the actual remuneration paid or payable after their appointment to the OCE. The at risk remuneration has been pro-rated to reflect the proportion of the year served on the OCE. Their total remuneration for the year is: Mr Randolph US$2,734,752, Mr Vanselow US$2,309,375 and Ms Wood US$1,732,127.

(6)	Mr Yeager’s Other benefits includes reimbursement of the value of forfeited options from previous employment. Mr Yeager was appointed to the OCE on joining the Group in April 2006. Fixed remuneration is the actual remuneration paid and payable after his appointment to the OCE; at risk remuneration reflects the proportion of the year served on the OCE.

BHP BILLITON ANNUAL REVIEW 2006 ▲	55

Remuneration Report continued
8. Remuneration Tables continued
Further explanation of components of remuneration
Annual cash bonus
The amounts reported include the GIS cash bonus achieved for FY 2006 and the supplemental cash bonus approved by the Board. Mr Salamon was also paid an amount equal to his GIS cash bonus in lieu of Deferred Shares in respect of FY 2006.
Dividend Equivalent Payment value
Participants who are awarded shares under the GIS and the LTIP are entitled to a payment in lieu of dividends. The Dividend Equivalent Payment is equal to the amount that would have been earned over the retention or performance period and will be made on the transfer of shares to the participant. In accordance with the requirements of the UK Companies Act 1985, 100 per cent of the estimated value of Dividend Equivalent Payment in respect of awards of 2006 Deferred Shares has been included in remuneration under the heading ‘Dividend Equivalent Payment value’. Under the requirements of the Australian Corporations Act 2001 and relevant accounting standards the value is included in remuneration over the relevant vesting period of the underlying awards. The difference between the measurement methods is included under the heading ‘Adjustment for Australian requirements’.
Other benefits
Includes medical insurance, professional fees, payout of unused leave entitlements, life assurance-related benefits, reimbursement of loss of options from previous employment, car allowance, relocation allowance and expenses where applicable.
Retirement benefits
Mr Goodyear is entitled to receive 48 per cent of his base salary in the form of retirement benefits. He has elected to defer receipt and participate in the Group’s Retirement Savings Plan.
The estimated benefit in respect of pensions includes contributions payable in respect of defined benefit and defined contribution arrangements and actual/notional contributions (for Mr Salamon and Key Management Personnel other than Directors) that would have been required to secure the defined benefit promises earned in the year. Details of the defined benefit pension entitlements earned by Mr Salamon are set out on page 59.
Value of Deferred Shares
The amounts shown represent the estimated fair value of Deferred Shares earned in the year. The fair value of the Deferred Shares is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the term of the vesting period. The actual Deferred Shares will be awarded to Mr Goodyear, Mr Kloppers and Mr Lynch subject to approval by shareholders at the Annual General Meetings in 2006. Participants in the GIS scheme can elect to receive Options instead of Deferred Shares or a combination of both. In respect of FY 2006 all Key Management Personnel who were eligible to participate elected to receive Deferred Shares. Once awarded (subsequent to meeting KPIs and approval at the Annual General Meetings), the only vesting condition is for participants to remain in the employment of the Group for two further years. Accordingly, the number of shares (if any) that will ultimately vest cannot be determined until the service period has been completed. The estimated value of the Deferred Shares forms part of the at risk remuneration appearing throughout the Report.
Long-term share-based compensation
The amount in respect of long-term share-based compensation represents the estimated value of Performance Shares granted under the LTIP and, prior to 2004, the GIS. The estimated fair value has been independently determined using a Monte Carlo simulation methodology taking account of Performance Hurdles, the exercise price, the term of the award, the impact of dilution, the non-tradeable nature of the award, the share price at grant date and expected price volatility of the underlying share and the risk-free interest rate for the term of the award. Details of outstanding awards and awards vesting in the year are set out in the tables on pages 57 and 58. The estimated fair value of the award made in any year is allocated in equal amounts to each of the years during the vesting period.
The proportion of total remuneration for FY 2006 consisting of Options awarded under the GIS to Mr Goodyear is 2.4 per cent.
Adjustment for Deferred Share vesting period
In accordance with UK Companies Act 1985 requirements, 100 per cent of the estimated fair value of Deferred Shares earned during FY 2006 is included in the remuneration in the column headed ‘Value of Deferred Shares’. Under the requirements of the Australian Corporations Act 2001 and relevant accounting standards, the estimated fair value of the awards for the current and earlier years is to be included in remuneration over the vesting period. The difference between the measurement methods is included in the column headed ‘Adjustment for Australian requirements’.

Non-executive						Subtotal			Total: Australian
Directors		Committee	Committee	Travel	Other	UK requirements (2)		Retirement	requirements (2)
US dollars	Fees	Chair fees	membership fees	allowances	benefits(1)	2006	2005	benefits(3)	2006	2005
Paul Anderson (4)	6,944	—	1,042	3,000	—	10,986	—	—	10,986	—
Don Argus	658,333	—	—	25,500	35,545	719,378	466,847	33,299	752,677	490,235
David Brink	97,500	25,000	20,000	24,500	7,125	174,125	162,924	—	174,125	162,924
John Buchanan	117,500	25,000	—	18,500	9,071	170,071	156,547	—	170,071	156,547
Michael Chaney (5)	38,141	—	—	9,500	—	47,641	103,087	1,977	49,618	107,508
Carlos Cordeiro	97,500	—	8,997	45,500	—	151,997	21,369	—	151,997	21,369
David Crawford	97,500	40,000	—	33,000	8,920	179,420	143,769	7,109	186,529	150,266
David Jenkins	97,506	—	35,000	35,000	13,426	180,932	142,000	—	180,932	142,000
Jacques Nasser (4)	6,944	—	1,389	3,000	—	11,333	—	—	11,333	—
Gail de Planque	70,125	—	10,042	19,500	194	99,861	—	—	99,861	—
Lord Renwick (5)	38,141	—	6,096	12,500	11,607	68,344	107,000	—	68,344	107,000
John Schubert	97,500	—	15,000	25,500	7,434	145,434	116,651	5,805	151,239	121,850

Notes:

(1)	Other benefits include professional fees and reimbursements of the cost of travel, accommodation and subsistence for the Director and, where applicable, their spouse.

(2)	UK Requirements: UK Companies Act 1985. Australian Requirements: Australian Corporations Act 2001 and relevant accounting standards

(3)	BHP Billiton Limited makes superannuation contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation.

(4)	Appointed 6 June 2006.

(5)	Retired 25 November 2005.

56	▲ BHP BILLITON ANNUAL REVIEW 2006

8. Remuneration Tables continued
Interests in incentive plans including the number of shares and options awarded in the financial year ended 30 June 2006
Executive Directors
Charles Goodyear

	BHP Billiton Limited ordinary shares under option					Exercise
						price (1)	First exercise
Scheme	At 1 July 2005	Granted	Exercised	Lapsed	At 30 June 2006	(A$)	date	Expiry date
GIS 2004 Options	180,613	—	—	—	180,613	15.39	August 2006	August 2009
GIS 2003 Options (2)	320,725	—	—	—	320,725	11.11	24 August 2005	23 August 2008
ESP 2000 (3)	722,785	—	—	—	722,785	7.60	3 April 2003	2 April 2010
ESP 1999 (3)	351,065	—	—	—	351,065	6.92	23 April 2002	22 April 2009

	BHP Billiton Limited ordinary shares under award
Scheme	At 1 July 2005	Granted (3)	Vested (4)	Lapsed	At 30 June 2006	Vesting date
LTIP 2005 Performance	—	600,000	—	—	600,000	August 2010
LTIP 2004 Performance	500,000	—	—	—	500,000	August 2009
GIS 2005 Deferred	—	76,569	—	—	76,569	August 2007
GIS 2004 Deferred	44,601	—	—	—	44,601	August 2006
GIS 2003 Deferred (5)	28,093	—	28,093	—	—	24 August 2005
GIS 2003 Performance	112,375	—	—	—	112,375	August 2006
GIS 2002 Performance (6)	180,154	—	180,154	—	—	24 August 2005
Total	865,223	676,569	208,247	–	1,333,545
Marius Kloppers

	BHP Billiton Plc ordinary shares under award
						At date of
	At 1 July					appointment as	At 30 June
Scheme	2005		Granted (1)	Vested (4)	Lapsed	executive Director	2006	Vesting date
LTIP 2005 Performance	—		225,000	—	—	225,000	225,000	August 2010
LTIP 2004 Performance	225,000		—	—	—	225,000	225,000	August 2009
GIS 2005 Deferred	—		52,771	—	—	52,771	52,771	August 2007
GIS 2004 Deferred	60,548		—	—	—	60,548	60,548	August 2006
GIS 2003 Deferred (5)	55,378		—	55,378	—	—	—	24 August 2005
GIS 2003 Performance	55,378		—	—	—	55,378	55,378	August 2006
GIS 2002 Performance (6)	119,485		—	119,485	—	—	—	24 August 2005
CIP 2001 (7)	95,295	(8)	—	84,706	10,589	—	—	1 October 2005
Total	611,084		277,771	259,569	10,589	618,697	618,697
Chris Lynch

	BHP Billiton Limited ordinary shares under award
					At date of
	At 1 July				appointment as	At 30 June
Scheme	2005	Granted (1)	Vested (4)	Lapsed	executive Director	2006	Vesting date
LTIP 2005 Performance	—	225,000	—	—	225,000	225,000	August 2010
LTIP 2004 Performance	225,000	—	—	—	225,000	225,000	August 2009
GIS 2005 Deferred	—	43,670	—	—	43,670	43,670	August 2007
GIS 2004 Deferred	55,908	—	—	—	55,908	55,908	August 2006
GIS 2003 Deferred (5)	61,010	—	61,010	—	—	—	24 August 2005
GIS 2003 Performance	61,010	—	—	—	61,010	61,010	August 2006
GIS 2002 Performance (6)	117,117	—	117,117	—	—	—	24 August 2005
Total	520,045	268,670	178,127	—	610,588	610,588

BHP BILLITON ANNUAL REVIEW 2006 ▲	57

Remuneration Report continued
8. Remuneration Tables continued
Interests in incentive plans including the number of shares and options awarded in the financial year ended 30 June 2006 continued
Mike Salamon

	BHP Billiton Plc ordinary shares under award
Scheme	At 1 July 2005		Granted (1)	Vested (4)	Lapsed	At 30 June 2006	Vesting date
LTIP 2005 Performance	—		300,000	—	—	300,000	August 2010
LTIP 2004 Performance	300,000		—	—	—	300,000	August 2009
GIS 2005 Deferred	—		73,743	—	—	73,743	August 2007
GIS 2004 Deferred	80,151		—	—	—	80,151	August 2006
GIS 2003 Deferred (5)	89,056		—	89,056	—	—	24 August 2005
GIS 2003 Performance	89,056		—	—	—	89,056	August 2006
GIS 2002 Performance (6)	193,706		—	193,706	—	—	24 August 2005
CIP 2001 (7)	95,295	(8)	—	84,706	10,589	—	1 October 2005
Total	847,264		373,743	367,468	10,589	842,950

Notes:

(1)	Represents the exercise price payable on Options.

(2)	All of the Options issued pursuant to these awards are exercisable.

(3)	The market prices of BHP Billiton Limited and BHP Billiton Plc shares on date of grant (5 December 2005) were A$22.03 and £8.90 respectively. The fair values per Performance Share and Deferred Share were A$6.21/£2.79 and A$18.83/£7.70 respectively. Fair value per Performance Share and Deferred Share was estimated using Monte Carlo simulation and Net Present Value models respectively.

(4)	All vested awards are exercisable. Mr Goodyear has not yet exercised an award over 15,716 shares issued under the 2001 Performance Share Plan, which vested prior to 1 July 2005. The market price of BHP Billiton Limited shares on date of grant, 1 November 2001, was A$8.26. Mr Lynch has not yet exercised an award over 43,592 shares issued under the 2000 Performance Share Plan (market price of BHP Billiton Limited shares on date of grant, 1 November 2000, was A$8.55); an award of 98,603 shares issued under the 2001 Performance Share Plan (market price of BHP Billiton Limited shares on date of grant, 1 November 2001, was A$8.26); an award over 117,117 Performance Shares issued under the 2002 GIS (market price of BHP Billiton Limited shares on date of grant, 12 November 2002, was A$9.37); and an award of 61,010 Deferred Shares issued under the 2003 GIS (market price of BHP Billiton Limited shares on date of grant, 21 November 2003, was A$10.76). All these awards vested prior to 1 July 2005.

(5)	100 per cent of the Deferred Shares vested on 24 August 2005 at the end of the holding period. The BHP Billiton Limited and BHP Billiton Plc market prices were A$20.56 and £8.04 per share respectively.

Mr Goodyear exercised an award over 28,093 shares on 2 September 2005 at a market price of A$20.83. The aggregate gain was A$585,177.

Mr Salamon exercised an award over 48,981 shares on 26 August 2005 at a market price of £8.15; and 40,075 on 1 September 2005 at a market price of £8.465. The aggregate gains were £399,195 and £339,235 respectively. Mr Kloppers exercised an award over 55,378 shares on 1 September 2005 at a market price of £8.465. The aggregate gain was £468,775. Mr Lynch had not exercised any of the Deferred Shares as at 30 June 2006.

(6)	The performance period ended on 30 June 2005. Based on the performance measured at the end of the performance period, 100 per cent of the Performance Shares vested on 24 August 2005. The BHP Billiton Limited and BHP Billiton Plc market prices were A$20.56 and £8.04 per share respectively. Mr Goodyear exercised an award over 180,154 shares on 2 September 2005 at a market price of A$20.83. The aggregate gain was A$3,752,608. Mr Salamon exercised an award over 106,538 shares on 26 August 2005 at a market price of £8.15; and 87,168 on 1 September 2005 at a market price of £8.465. The aggregate gains were £868,285 and £737,877 respectively. Mr Kloppers exercised an award over 119,485 shares on 1 September 2005 at a market price of £8.465. The aggregate gain was £1,011,440. Mr Lynch had not exercised any of his Performance Share awards as at 30 June 2006.

(7)	The second performance period ended on 30 September 2005. The BHP Billiton Limited and BHP Billiton Plc market prices were A$22.25 and £9.16 respectively. Based on performance measured at the end of this performance period, 100 per cent out of a maximum 125 per cent matching shares vested. The remaining 25 per cent lapsed with immediate effect. Mr Kloppers exercised an award over 84,706 shares on 19 October 2005 at a market price of £7.855. The aggregate gain was £665,366. Mr Salamon exercised an award over 84,706 shares on 9 December 2005 at a market price of £8.94. The aggregate gain was £757,272.

(8)	Includes 26,471 shares invested by each of Mr Salamon and Mr Kloppers.
Key Management Personnel other than Directors (1)(2)

						At Date of
						Appointment
	At 1 July		Options			as KMP if	At 30 June
	2005	Granted	Exercised	Shares Vested	Lapsed	during FY 2006	2006
Philip Aiken – Shares under award	581,301	269,403	—	227,933	—	—	622,771
John Fast – Shares under award (3)	490,548	214,575	—	202,839	4,019	—	498,265
Robert Kirkby – Shares under award	531,500	272,448	—	188,507	2,512		612,929
– Partly paid shares	180,534	—	—	—	—	—	180,534
Marcus Randolph – Shares under award	313,192	142,199	—	124,697	—	188,495	330,694
Alex Vanselow – Shares under award	193,651	135,633	—	42,445	—	286,839	286,839
Karen Wood – Shares under award (3)	190,218	100,462	—	62,903	—	227,777	227,777
Michael Yeager – Shares under award	—	325,000	—	—	—		325,000

Notes:

(1)	Detailed information on the interests of Key Management Personnel other than Directors in incentive plans is set out in note 31 to the financial statements contained in the BHP Billiton Annual Report.

(2)	Key Management Personnel other than Directors have been granted rights over BHP Billiton Limited ordinary shares.

(3)	Mr Fast and Ms Wood have not yet exercised their awards of 96,384 and 25,846 shares respectively under the 2001 Performance Share Plan, which vested prior to 1 July 2005.

58	▲ BHP BILLITON ANNUAL REVIEW 2006

8. Remuneration Tables continued
Retirement benefits
Executive Directors
Mike Salamon – Defined benefit pension
US dollars

Amount by which the
annual pension entitlement	Total annual pension		Estimated capital value (transfer value)
has increased during the	entitlement as at 30 June	Difference in transfer	of total accrued pension
year ended 30 June 2006 (1)	2006	values (2)(3)	30 June 2006	30 June 2005
25,488	874,000	4,805,850	14,197,869	9,392,019

Notes:

(1)	The increase in accrued pension is the difference between the accrued pension at the end of the previous year and the accrued pension at the end of the year without any allowance for inflation.

(2)	Retirement benefits for Mike Salamon are non-contributory.

(3)	The increase in accrued pension after making an allowance for inflation of 3.3 per cent was (US$2,532) and the transfer value of that increase was (US$41,149). For FY 2005, the increase in accrued pension after making an allowance for inflation of 2.9 per cent was US$42,275 and the transfer value of that increase was US$447,798.
Non-executive Directors
The following table sets out the accrued retirement benefits under the now-closed Retirement Plan of BHP Billiton Limited, together with any entitlements obtained by the compulsory Group contributions to the BHP Billiton Superannuation Fund. The Retirement Plan was closed on 24 October 2003 and entitlements that had accumulated in respect of each of the participants were frozen. These will be paid on retirement. An earnings rate equal to the five-year Australian Government Bond Rate is being applied to the frozen entitlements from that date.
US dollars

		Increase in lump sum	Lump sum entitlement at
	Completed service at	entitlement during
Name	30 June 2006 (years)	the year (1)	30 June 2006	30 June 2005
Don Argus	9	69,686	1,356,447	1,286,761
Michael Chaney	see note (2) below	4,978	see note (2) below	339,742
David Crawford	12	58,705	419,937	361,232
David Jenkins	6	4,382	224,057	219,675
John Schubert	6	10,529	183,955	173,426

Notes:

(1)	On closure of the Retirement Plan, no further entitlements have accrued. The increase reflects the accrual at the date of closure, together with application of the earnings rate and foreign exchange impact.

(2)	Mr Chaney retired on 25 November 2005. Following his retirement Mr Chaney received entitlement payments totalling US$344,720.
8.1 Estimated value range of awards
The maximum possible value of awards yet to vest to be disclosed under the Australian Corporations Act 2001 is not determinable as it is dependent on, and therefore fluctuates with, the share prices of BHP Billiton Limited and BHP Billiton Plc at a date that any award is exercised. An estimate of a maximum possible value of awards for Key Management Personnel can be made using the highest share price during FY 2006, which is A$32.00 and £12.11 respectively, multiplied by the number of awards for each scheme. For Options granted to Mr Goodyear, the value is reduced by the exercise price multiplied by the number of Options. The minimum value of awards yet to vest is nil.

BHP BILLITON ANNUAL REVIEW 2006 ▲	59

Remuneration Report continued
9. Appendix
Summary of long-term incentive plans
The long-term incentive plans in which the executive Directors have unvested or unexercised (1) awards at the date of this Report are summarised in the table below.

GIS 2002
	LTIP 2005	LTIP 2004	GIS 2003	Performance
	Performance	Performance	Performance	Shares	MTI 2001 and	PSP 2001 and
	Shares	Shares	Shares	(transition year) (2)	CIP 2001	RSS 2001 (2)	ESP 2000 (2)

Performance measurement From To	1 July 2005 30 June 2010	1 July 2004 30 June 2009	1 July 2003 30 June 2006	1 July 2002 30 June 2005 (3)	1 October 2001 30 September 2005 (3)	1 October 2001 30 September 2004	3 April 2000 2 April 2003

Plan status	Performance period not yet concluded	Performance period not yet concluded	Performance period concluded on 30 June 2006 and will vest in August 2006	Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Awards have met Performance Hurdles and have all been exercised	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised

TSR performance condition	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton Limited TSR compared to ASX 100 and global comparator group

Inflationary performance condition	No	No	Yes (4)	Yes	Yes	Yes	No

Vesting schedule (upper and lower range)	<Index: 0% Index +5.5% p.a: 100% Between Index and Index +5.5% p.a: Straight-line pro-rata vesting	<Index: 0% Index +5.5% p.a: 100% Between Index and Index +5.5% p.a: Straight-line pro-rata vesting	<50th percentile – 0% 85th–100th percentile – 100%	<50th percentile – 0% 85th–100th percentile – 100%	<10th position – 0% >4th position – 125%	<10th position – 0% >4th position – 100%	<41st percentile – 0% >60th percentile – 100%

Expiry date if exercisable	August 2015	August 2014	August 2009	August 2008	April 2006	September 2011 (5)	April 2010 (5)

60	▲BHP BILLITON ANNUAL REVIEW 2006

9. Appendix continued

GIS 2002
	LTIP 2005	LTIP 2004	GIS 2003	Performance
	Performance	Performance	Performance	Shares	MTI 2001 and	PSP 2001 and
	Shares	Shares	Shares	(transition year)(2)	CIP 2001	RSS 2001 (2)	ESP 2000 (2)
Comparator group: (6)	see note (7)	see note (7)
ASX 100							X
Alcan	X	X	X	X	X	X
Alcoa	X	X	X	X	X	X
Alumina	X	X	X	X	X	X
Anglo American	X	X	X	X	X	X
Arcelor							X
Barrick Gold			X	X	X	X
BG Group	X	X
BP	X	X
Companhia Vale	X	X	X	X	X	X
do Rio Doce
ConocoPhillips	X	X	X	X	X	X	X
Corus Group							X
Exxon Mobil	X	X
Falconbridge	X	X	X	X	X	X	X
Freeport- McMoRan	X	X	X	X	X	X	X
Impala	X	X
Inco	X	X	X	X	X	X
LTV							X
Marathon Oil	X	X	X	X	X	X	X
Newmont Mining	X	X	X	X	X	X
Norilsk	X	X
Nucor							X
Phelps Dodge	X	X	X	X	X	X	X
Placer Dome			X	X	X	X
Rio Tinto	X	X	X	X	X	X	X
Shell	X	X
Total	X	X					X
Unocal	X	X	X	X	X	X	X
US Steel							X
Woodside Petroleum	X	X	X	X	X	X	X
Xstrata	X	X	X	X
Further details of all incentive plans, including the number of participants in those plans, are contained in note 23 to the financial statements contained in the BHP Billiton Annual Report.
Notes:

(1)	Awards under the MTI 2001 and CIP 2001 vested and were exercised during the year ended 30 June 2006. No executive Director retains an interest in the plans.

(2)	Although the awards under this plan have vested, some executive Directors have not yet exercised their awards and still retain an interest in the plan.

(3)	The performance period ended 30 June 2005. 100 per cent of the shares vested.

(4)	The inflationary performance condition will be satisfied if the compound EPS growth for BHP Billiton during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index and the increase in the UK Retail Price Index, plus two percentage points per annum, over the performance period.

(5)	Expiry date will be earlier if employment ceases.

(6)	From publicly available data.

(7)	The peer group of companies forming the weighted index used for the second relative performance chart on page 48 is the same as the comparator group in respect of the 2004 and 2005 LTIP.
This Report was approved by the Board on 11 September 2006 and signed on its behalf by:
John Buchanan
Chairman, Remuneration Committee
11 September 2006

BHP BILLITON ANNUAL REVIEW 2006▲	61

Directors’ Report
The information presented by the Directors in this Directors’ Report relates to BHP Billiton Limited and BHP Billiton Plc and their subsidiaries.
Principal activities, state of affairs and business review
A review of the operations of the Group during the financial year, and the expected results of those operations in future financial years, is set out in the Chairman’s Review on pages 4 and 5, the Chief Executive Officer’s Report on pages 6 and 7, the Customer Sector Group Highlights on pages 22 to 25 and other material in this Annual Review. Information on the development of the Group and likely developments in future years also appears in those sections of this Annual Review. The Directors believe that to include further information on those matters in this Annual Review would be likely to result in unreasonable prejudice to the Group.
The principal activities of the Group during the 2006 financial year were minerals exploration, development, production and processing (in respect of alumina, aluminium, copper, iron ore, metallurgical coal, energy coal, nickel, manganese ores and alloys, diamonds, titanium minerals and uranium), and oil and gas exploration, development and production.
Significant changes in the state of affairs of the Group that occurred during the 2006 financial year and significant post balance date events are set out below and in the Chief Executive Officer’s Report and Customer Sector Group Highlights:
•	BHP Billiton completed a US$2 billion capital management program during financial year 2006. As detailed below, US$1.6 billion was returned to shareholders via an off-market buy-back of BHP Billiton Limited shares at a discount to the market price, with the balance being returned via on-market purchases of BHP Billiton Plc shares.
•	On 24 August 2005, BHP Billiton confirmed a prior announcement that it would permanently close the hot briquetted iron facilities at the Boodarie Iron plant in Western Australia. A charge of US$266 million was made in the accounts for the year ended 30 June 2005, primarily relating to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other associated costs. Following a review of the provision and estimated future closure costs at 30 June 2006, the provision has been reduced by US$10.0 million.
•	In September 2005 during Hurricane Rita, the Chevron-operated Typhoon tension-leg platform was severed from its mooring and suffered severe damage. The facility could not be recovered. BHP Billiton holds a 50 per cent interest in Typhoon and a 50 per cent interest in the Boris oil and gas field, which was also produced through the Typhoon facility. As a result no further production was realised from these fields.
•	In October 2005, the Wheelarra Joint Venture commenced. This joint venture with four Chinese steel mills secured long-term sales commitments for BHP Billiton’s iron ore products over 25 years. It is comprised of BHP Billiton and wholly-owned subsidiaries of Maanshan Iron and Steel Company Limited; Jiangsu Shagang Group Co. Ltd; Tangshan Iron and Steel (Group) Co. Ltd; Wuhan Iron and Steel (Group) Corporation; ITOCHU Minerals & Energy of Australia; and Mitsui Iron Ore Corporation.
•	In April 2006, BHP Billiton commenced the JFE Western 4 Joint Venture with JFE Steel and BHP Billiton’s existing Yandi joint venture partners, ITOCHU Minerals & Energy of Australia and Mitsui Iron Ore Corporation. The JFE Western 4 Joint Venture involves a sub-lease over the Western 4 deposit within BHP Billiton’s Yandi mine in Western Australia, and aims to combine the partners’ respective areas of expertise to carry out research and development in order to prove the commercial viability of lower channel deposit iron ore.
•	On 26 April 2006, BHP Billiton announced that, following an assessment of ground conditions, it would accelerate a program of decline and stope access rehabilitation at the Cannington silver-lead-zinc mine in Australia from May to November 2006. This impacts production in the southern zone of the mine, while northern zone mining activities remain unaffected. The primary reason for the program is to ensure the safety of employees and contractors, consistent with BHP Billiton’s commitment to Zero Harm. Production is expected to return to normal levels by early 2007 and the program will predominantly impact sales in the first half of the 2007 financial year.
•	On 12 June 2006, BHP Billiton and MMC Norilsk Nickel entered into an alliance to explore and develop mineral resources in the Russian Federation. The formal agreement governing their cooperation provides for joint identification of attractive mineral exploration and development prospects in Russia, to be followed by the establishment of joint local companies to pursue and develop specific projects. These companies will be owned 50 per cent plus one share by MMC Norilsk Nickel and 50 per cent minus one share by BHP Billiton.
No other matter or circumstance has arisen since the end of the 2006 financial year that has significantly affected or may significantly affect the operations, the results of operations or state of affairs of the Group in future years.
The material risks and uncertainties that could affect the Group are described in section 8.1 of the Corporate Governance Statement.
Share capital and buy-back programs
As part of its capital management program, BHP Billiton completed an off-market buy-back of US$1.6 billion of BHP Billiton Limited shares during the 2006 financial year. BHP Billiton Limited repurchased 96 million shares, representing 1.6 per cent of the issued share capital of the BHP Billiton Group. These shares were acquired at a price of A$23.45 per share, which represented a discount of 14 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back (being 31 March 2006). The shares purchased were cancelled.
In addition, BHP Billiton Limited has in place an on-market share buy-back program under which up to 349 million shares of BHP Billiton Limited can be purchased on-market and cancelled, which represents less than 10 per cent of BHP Billiton Limited’s issued share capital. BHP Billiton Limited did not make any on-market share purchases during the 2006 financial year.
At the Annual General Meetings held during 2005, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 246,814,700 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time. Shareholders will be asked at the 2006 Annual General Meetings to renew this authority.
During the 2006 financial year, 18.8 million ordinary shares in BHP Billiton Plc, with a nominal value of US$0.50 per share and representing 0.76 per cent of BHP Billiton Plc’s issued share capital, were purchased by BHP Billiton Plc. These shares were bought back at an average price of 1,153.56 pence for an aggregate consideration of US$409 million to return value to shareholders under BHP Billiton’s capital management program. This represented a discount to the average BHP Billiton Limited share price over the buy-back period (being 27 April 2006 to 16 May 2006) of 8.8 per cent. The shares purchased are held as treasury shares.
In August 2006, the Group announced a further capital return of US$3 billion to shareholders over the following 18 months through a series of share buy-backs, and it is yet to be decided the extent to which these will be on or off market. This has commenced with an on-market buy-back in BHP Billiton Plc.
Some executives of BHP Billiton are entitled to options as part of their remuneration arrangements. The Group can satisfy these entitlements either by the acquisition of shares on-market or by the issue of new shares that have been granted during, or since the end of, the financial year. The table entitled ‘Directors and other Key Management Personnel – vested Performance and Deferred Shares and Options’ at the end of this Directors’ Report lists those entitlements.

62	▲BHP BILLITON ANNUAL REVIEW 2006

Results, financial information and going concern
Information about the financial position of the Group is included in the summary financial report of this Annual Review. The income statement set out in this Annual Review shows profit attributable to BHP Billiton members of US$10,450 million compared to US$6,396 million in 2005.
Details of the Group’s financial risk management objectives and policies are set out in section 8.1 of the Corporate Governance Statement.
The Directors, having made appropriate enquiries, consider that the Group has adequate resources to continue in the operational business for the foreseeable future and have therefore continued to adopt the going-concern basis in preparing the summary financial report.
Directors
The Directors who served during the 2006 financial year were Mr Don Argus, Mr Charles Goodyear, Mr Paul Anderson, Dr David Brink, Dr John Buchanan, Mr Michael Chaney, Lord Renwick of Clifton, Mr Carlos Cordeiro, Mr David Crawford, Dr Gail de Planque, Dr David Jenkins, Mr Marius Kloppers, Mr Chris Lynch, Mr Jacques Nasser, Mr Miklos Salamon and Dr John Schubert. Further details of the Directors of BHP Billiton Limited and BHP Billiton Plc are set out in section 4 of the Corporate Governance Statement. These details include the period for which each Director held office up to the date of this Annual Review, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2003, and the period for which each directorship has been held.
Lord Renwick and Mr Michael Chaney both retired as Directors of BHP Billiton Limited and BHP Billiton Plc with effect from the close of BHP Billiton Limited’s Annual General Meeting on 25 November 2005.
During financial year 2006, the Board appointed the following new Directors of BHP Billiton Limited and BHP Billiton Plc: The Hon. Gail de Planque with effect on 19 October 2005, Mr Marius Kloppers and Mr Chris Lynch with effect on 1 January 2006 and Mr Paul Anderson and Mr Jacques Nasser with effect on 6 June 2006.
The number of meetings of the Board and its Committees held during the year and each Director’s attendance at those meetings are set out in sections 4.12 and 5.1 of the Corporate Governance Statement.
Remuneration and share interests
Remuneration
The policy for determining the nature and amount of emoluments of Directors and senior executives of the Group and information about the relationship between that policy and the Group’s performance are set out in sections 2 and 6 of the Remuneration Report.
The remuneration tables contained in section 8 of the Remuneration Report set out the remuneration of each Director of BHP Billiton Limited and BHP Billiton Plc and other Key Management Personnel of the Group (being those executives with authority and responsibility for planning, directing and controlling the activities of the Group, including the five highest paid executives of the Group).
Directors
The table entitled ‘Directors’ share holdings’ at the end of this Directors’ Report sets out the relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc of the Directors who held office at 30 June 2006, at the beginning and end of the financial year, and at the date of this Annual Review. No rights or options over shares in BHP Billiton Limited and BHP Billiton Plc are held by any of the non-executive Directors. The rights or options held by executive Directors over shares in BHP Billiton Limited and BHP Billiton Plc are set out in the tables showing interests in incentive plans in section 8 of the Remuneration Report and the table entitled ‘Directors and other Key Management Personnel – vested Performance and Deferred Shares and Options’ at the end of this Directors’ Report.
The Group has not made available to any Director any interest in a registered scheme.
The former Directors of BHP Limited participated in a retirement plan under which they were entitled to receive a payment on retirement calculated by reference to years of service. This plan was closed on 24 October 2003 and benefits accrued to that date are held by BHP Billiton Limited and will be paid on retirement. Further information about this plan and its closure are set out under the heading ‘Retirement benefits’ in section 8 of the Remuneration Report.
Key Management Personnel (other than Directors)
The table entitled ‘Key Management Personnel’s share holdings’ at the end of this Directors’ Report sets out the relevant interests held by the Key Management Personnel (other than Directors) in shares of BHP Billiton Limited and BHP Billiton Plc at the beginning and end of the 2006 financial year, and at the date of this Annual Review. Interests held by the Key Management Personnel (other than Directors) under share and option plans are set out in the table showing Key Management Personnel’s (other than Directors) interests in incentive plans in section 8 of the Remuneration Report. Further details of all options and rights held as at the date of this Report (including those issued during or since the end of the financial year), and of shares issued during or since the end of the financial year upon exercise of options and rights, are set out in note 31 to the financial statements contained in the BHP Billiton Annual Report.
Secretaries
Details of the qualifications and experience of Ms Karen Wood, Group Company Secretary and Special Adviser and Head of Group Secretariat, are set out in section 4.2 of the Corporate Governance Statement. Mr Robert Franklin, MA, ACIS, was appointed as Company Secretary of BHP Billiton Plc with effect from 17 July 2006 and the Board will be asked to appoint Ms Jane McAloon, BEc (Hons) LLB FCIS as Company Secretary of BHP Billiton Limited on 24 October 2006. Each of these Company Secretaries reports to Ms Karen Wood. The following people also act as the company secretaries of either BHP Billiton Limited or BHP Billiton Plc, and report to either Ms Jane McAloon or Mr Robert Franklin in this capacity: Mr Sam Butcher, BEc LLB (Hons) FCIS and Mr Ross Mallett, JD BBus FCIS FCPA, Joint Deputy Company Secretaries BHP Billiton Limited; Ms Elizabeth Hobley, BA (Hons) ACIS, Deputy Company Secretary BHP Billiton Plc; and Mrs Ines Watson, ACIS, Assistant Company Secretary BHP Billiton Plc. Each such individual has experience in a company secretariat role arising from time spent in such roles within BHP Billiton or other large listed companies.
Indemnities and insurance
Rule 146 of the BHP Billiton Limited Constitution and Article 146 of the BHP Billiton Plc Articles of Association require each Company to indemnify to the extent permitted by law, each Director, secretary or executive officer of BHP Billiton Limited and BHP Billiton Plc respectively against liability incurred in, or arising out of, the conduct of the business of the Company or the discharge of the duties of the Director, secretary or executive officer. The Directors named in section 4.2 of the Corporate Governance Statement, the executive officers and the company secretaries of BHP Billiton Limited and BHP Billiton Plc have the benefit of this requirement, as do individuals who formerly held one of those positions.
In accordance with this requirement, BHP Billiton Limited and BHP Billiton Plc have entered into Deeds of Indemnity, Access and Insurance (Deeds of Indemnity) with each of their respective Directors. The Deeds of Indemnity are qualifying third party indemnity provisions for the purposes of the Companies Act 1985 (UK).
At the 2005 Annual General Meetings, shareholders approved certain amendments to the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association. These included amendments to the indemnity provisions contained in Rule 146 of the BHP Billiton Limited Constitution and Article 146 of the BHP Billiton Plc Articles of Association. The terms of the Deeds of Indemnity were also amended to reflect changes in the law in the United Kingdom.

BHP BILLITON ANNUAL REVIEW 2006▲	63

Directors’ Report continued
The Group has a policy that it will, as a general rule, support and hold harmless an employee who, while acting in good faith, incurs personal liability to others as a result of working for the Group. In addition, where a person chairs a Customer Sector Group Risk and Audit Committee and that person is not already indemnified as an officer or a Director of BHP Billiton, a policy is in place to indemnify that chairperson in the same manner as officers of BHP Billiton are indemnified. This policy has been approved by the Board.
From time to time the Group engages its External Auditor, KPMG, to conduct non-statutory audit work and provide other services in accordance with the Group’s policy on the provision of other services by the External Auditor. The terms of engagement include an indemnity in favour of KPMG:
•	against all losses, claims, costs, expenses, actions, demands, damages, liabilities or any proceedings (liabilities) incurred by KPMG in respect of third party claims arising from a breach by the Group under the engagement terms, and
•	for all liabilities KPMG has to the Group or any third party as a result of reliance on information provided by the Group that is false, misleading or incomplete.
The Group has insured against amounts that it may be liable to pay to Directors, company secretaries or certain employees pursuant to Rule 146 of the Constitution of BHP Billiton Limited and Article 146 of the Articles of Association of BHP Billiton Plc, or that it otherwise agrees to pay by way of indemnity. The insurance policy also insures Directors, company secretaries and some Group employees against certain liabilities (including legal costs) they may incur in carrying out their duties for the Group.
The Group has paid premiums for this ‘Directors and Officers’ insurance of US$2,988,500 during the year ended 30 June 2006. Some Directors, secretaries and employees contribute to the premium for this insurance.
Employee policies and involvement
The Group’s policy is to encourage and maintain effective communication and consultation between employees and management. To facilitate the Group’s global communications policy, BHP Billiton has a dedicated internal communications division, which manages the release of information to employees across the world. In addition to the regular production and communication of operational and global newsletters, bulletins and staff news releases employees are also regularly invited to briefings by senior management on important issues such as the Group’s strategy and results and health, safety and environmental matters.
BHP Billiton also provides information about issues of importance to employees via its intranet and email facilities. These are important tools for inviting employee feedback and increasing awareness of corporate and financial performance.
In addition, all BHP Billiton employees can access the Group’s Annual Reports and other key publications via the intranet.
All businesses have in place a range of newsletters and other communications activities to ensure that information is shared with employees and feedback is obtained. In addition, some businesses have dedicated intranet sites accessible by the employees working at that business. These intranet sites contain information specific to the business. Staff briefings are conducted regularly. Other consultative mechanisms are also in place to address issues impacting employees, and in addition grievance or disputes procedures apply in all businesses.
BHP Billiton aims to align the interests of employees with those of shareholders. To achieve this alignment nominated employees are invited to participate in employee share schemes. At the 2006 Annual General Meetings shareholders will be asked to approve the introduction of a share scheme in which all employees will be able to participate.
Incentive and bonus schemes operate throughout the Group, which include key performance indicators relating to the Company’s overall financial and other performance. Employee share schemes are described in sections 2.3, 4.3, 5.2 and 9 of the Remuneration Report.
The means by which the Group communicates with shareholders are described in section 2 of the Corporate Governance Statement.
BHP Billiton has published its commitment to equality in employment in the Equality in Employment Policy and the Guide to Business Conduct. The Group gives full and fair consideration to applications for employment made by all people. Decisions are based on aptitudes and abilities and not on attributes unrelated to job performance (including disability). Should employees become disabled during employment, they will be considered for available work within their capabilities and, where necessary, retraining. For the purpose of training, career development and promotion, disabled employees are treated in the same way as other employees although reasonable modifications will be made to the physical work environment and other arrangements made as appropriate to meet particular needs arising from a disability.
Environmental performance
Particulars in relation to environmental performance are referred to in the section entitled ‘Performance in relation to environmental regulation’ at the end of this Directors’ Report and in the Sustainability Report available at http://sustainability.bhpbilliton.com/2006/.
Dividends
A final dividend of 18.5 US cents per share will be paid on 27 September 2006. Details of the dividends paid and the dividend policy are set out on page 16 of this Annual Review.
No dividends or distributions were recommended or declared for payment to shareholders but not paid during financial year 2006.
Auditors
A resolution to reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc will be proposed at the 2006 Annual General Meetings in accordance with section 385 of the United Kingdom Companies Act 1985.
A copy of the declaration given by the Group’s External Auditors to the Directors in relation to the auditors’ compliance with the independence requirements of the Australian Corporations Act 2001 and the professional code of conduct for external auditors is set out on page 81 of this Annual Review.
No person who was an officer of BHP Billiton during the financial year was a director or partner of the Group’s External Auditors at a time when the Group’s External Auditors conducted an audit of the Group.
Each person who held the office of Director at the date the Board resolved to approve this Directors’ Report and makes the following statements:
•	so far as the Director is aware, there is no relevant audit information of which the Group’s External Auditors are unaware, and
•	the Director has taken all steps that he or she ought to have taken as a Director to make him or herself aware of any relevant audit information and to establish that the External Auditors are aware of that information.
Non-audit services
Details of the non-audit services undertaken by the Group’s External Auditors, including the amounts paid for non-audit services, are set out in note 5 to the summary financial statements. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the immaterial nature of non-audit services means that auditor independence was not compromised. Further information about BHP Billiton’s policy in relation to the provision of non-audit services by the auditor is set out in section 8.1 of the Corporate Governance Statement.

64	▲BHP BILLITON ANNUAL REVIEW 2006

Value of land
Much of the Group’s interest in land consists of leases and other rights that permit the working of such land and the erection of buildings and equipment thereon for the purpose of extracting and treating minerals. Such land is mainly carried in the accounts at cost and it is not possible to estimate the market value as this depends on product prices over the long term, which will vary with market conditions.
Political and charitable donations
No political contributions or donations for political purposes were made during the 2006 financial year. The Group made charitable donations in the United Kingdom of US$1,137,333 (cash) (2005: US$1,050,280) and worldwide including in-kind support and administrative cost totalling US$81,286,299 (2005: US$57,383,466).
Exploration, research and development
Companies within the Group carry out exploration and research and development necessary to support their activities.
Creditor payment policy
When BHP Billiton enters into a contract with a supplier, payment terms will be agreed when the contract begins and the supplier will be made aware of these terms. BHP Billiton does not have a specific policy towards its suppliers and does not follow any code or standard practice. However, BHP Billiton settles terms of payment with suppliers when agreeing overall terms of business and seeks to abide by the terms of the contracts to which it is bound. As at 30 June 2006, BHP Billiton Plc (the unconsolidated parent entity) had no trade creditors outstanding and therefore had zero days purchases outstanding in respect of costs, based on the total invoiced by suppliers during the financial year.
Class Order
BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No 98/100, dated 10 July 1998. Amounts in this Directors’ Report and the summary financial report, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with that Class Order.
Proceedings on behalf of BHP Billiton Limited
No proceedings have been brought on behalf of BHP Billiton Limited, nor any application made under section 237 of the Australian Corporations Act 2001.
Annual General Meeting
The 2006 Annual General Meeting for BHP Billiton Limited will be held at the Brisbane Convention Exhibition Centre, corner Merivale and Glenelg Streets, South Bank, Brisbane, Queensland, Australia on Wednesday, 29 November 2006 commencing at 10.30 am. The 2006 Annual General Meeting for BHP Billiton Plc will be held at Royal Horticultural Halls, Lindley Hall, Elverton Street, London, United Kingdom on Thursday, 26 October 2006 commencing at 10.30 am. The notices convening the meetings have been sent to shareholders separately with this Annual Review, together with an explanation of the items of special business to be considered at the meetings.
The Directors’ Report is made in accordance with a resolution of the Board.

D R Argus	C W Goodyear
Chairman	Chief Executive Officer
Dated: 11 September 2006
Directors’ shareholdings
The tables below set out information pertaining to the shares held by Directors in BHP Billiton Limited and BHP Billiton Plc:

	As at date
BHP Billiton	of Directors’	As at	As at
Limited shares	Report	30 June 2006	30 June 2005

Paul Anderson (1)	60,000	60,000	101,922
Don Argus (2)	295,995	278,195	203,495
Charles Goodyear (2)(3)	998,755	954,254	746,007
David Brink	—	—	—
John Buchanan	—	—	—
Carlos Cordeiro (4)	6,550	6,550	—
David Crawford (2)	29,127	29,127	29,127
Gail de Planque (5)	1,800	1,800	—
David Jenkins	2,066	2,066	2,066
Marius Kloppers	—	—	—
Chris Lynch	293,198	80,679	80,679
Jacques Nasser (6)	5,600	5,600	—
Miklos Salamon	—	—	—
John Schubert	23,675	23,675	23,675

	As at date
BHP Billiton	of Directors’	As at	As at
Plc shares	Report	30 June 2006	30 June 2005

Paul Anderson	—	—	—
Don Argus	—	—	—
Charles Goodyear (2)(3)	2,000	2,000	2,000
David Brink	50,000	50,000	39,377
John Buchanan	20,000	20,000	4,000
Carlos Cordeiro	—	—	—
David Crawford	—	—	—
Gail de Planque	—	—	—
David Jenkins	10,000	10,000	10,000
Marius Kloppers	440,183	335,333	75,764
Chris Lynch	—	—	—
Jacques Nasser	—	—	—
Miklos Salamon (2)	1,434,686	1,302,085	1,082,324
John Schubert	—	—	—

(1)	20,000 are held in the form of 10,000 American Depositary Shares.

(2)	Includes shares held in the name of spouse and/or nominee.

(3)	82,604 BHP Billiton Limited shares are held in the form of 41,302 American Depositary Shares and 2,000 BHP Billiton Plc shares are held in the form of 1,000 American Depositary Shares.

(4)	Held in the form of 3,275 American Depositary Shares.

(5)	Held in the form of 900 American Depositary Shares.

(6)	Held in the form of 2,800 American Depositary Shares.
Key Management Personnel’s shareholdings
(other than Directors)

BHP Billiton Limited	As at date	As at	As at
shares	of Report	30 June 2006	30 June 2005

Philip Aiken (1)	611,846	544,907	475,092
John Fast (1)(2)	3,595	3,595	3,459
Robert Kirkby (1)	770,102	666,227	640,740
Marcus Randolph	225,437	153,794	74,097
Alex Vanselow	11,466	11,466	2,000
Karen Wood	74,656	11,753	1,033
Mike Yeager	—	—	—

(1)	Includes shares held in the name of spouse and/or nominee.

(2)	Includes 929 shares held by nominee in the form of endowment warrants.

BHP BILLITON ANNUAL REVIEW 2006▲	65

Directors’ Report continued
Directors and other Key Management Personnel – vested Performance and Deferred Shares and Options
The table below shows GIS Performance Shares, Deferred Shares and Options held by Directors and other Key Management Personnel that have vested since the end of the financial year but have not been exercised.

	Performance	Deferred
	Shares	Shares	Options

Charles Goodyear	—	—	180,613
Philip Aiken	—	—	—
John Fast	43,826	53,908	—
Robert Kirkby	—	—	—
Marius Kloppers	—	—	—
Chris Lynch	—	—	—
Marcus Randolph	—	—	—
Miklos Salamon	—	—	—
Alex Vanselow	11,087	27,347	—
Karen Wood	16,547	26,631	—
Mike Yeager	—	—	—
Performance in relation to environmental regulation
The Group’s performance in relation to environmental regulation is measured by:
•	the number of prosecutions against, and the quantum of fines incurred by, the Group’s global operations during the financial year, and

•	the number of environmentally significant incidents (including non-compliances) that occurred in the Group’s global operations.
Environmentally significant incidents
An environmentally significant incident is one with a severity rating of 3 or above based on the Group’s internal severity rating scale (tiered from 1 to 5 by increasing severity). The following three significant incidents occurred during the reporting period:

BHP Billiton		Severity
business	Description of incident	rating

Energy Coal – Optimum Colliery	At the Optimum Colliery, approximately 4,500 ML of mine-impacted water overflowed from a containment dam into the Klein Olifant River and ultimately into the Middelburg Dam. Corrective measures include the installation of berm walls, early warning devices on pumps and an irrigation system. Improvements are being made to the water management system and changes have been made to risk assessment and inspection programs.	3

Petroleum – Liverpool Bay	At the Liverpool Bay Lennox Platform an environmental incident occurred that resulted in a small spill of approximately 0.8 cubic metres of oil. The incident is currently under investigation.	3

Base Metals - Tintaya Mine	An environmental incident occurred at the Tintaya copper mine on 9 December 2005, when a decrease in the pH of a small creek caused the death of fish in a local trout farm connected with the creek. The creek is a tributary of the Tintaya River and the fish farm is used as a bioindicator of the quality of the local waterways.	3

	The source of the acidity that led to the decrease in pH was found to be drainage from Tintaya’s oxide plant facilities that had reached the rainwater diversion system.
Fines and prosecutions
The following fine was imposed during financial year 2006:

BHP Billiton
business	Description of fine or prosecution

Base Metals – Cerro Colorado	As a result of a leach solution incident, Cerro Colorado received a fine by the regional authority (COREMA) of US$91,070. The fine was based on:

• Lack of timely notification of the environmental excursion.

• Lack of timely submission of an action plan.

• Non-compliance with EIA commitments for management of leaks or spills of process solution.

Base Metals – Tintaya Mine	As a result of the environmental incident at the Tintaya copper mine described in the previous table, the regulating authority imposed a fine of 170,000 Peruvian soles (US$50,990). The fine was based on:

• Inadequate control of rainfall runoff; and

• Affecting the quality of water in the Yanamayo Creek.
Further information about the Group’s performance in relation to environmental regulation can be found in the Sustainability Report, which can be viewed on the Group’s website at http://sustainability.bhpbilliton.com/2006/.

66	▲BHP BILLITON ANNUAL REVIEW 2006

Summary Financial Report
Contents
page Consolidated Income Statement 68
Consolidated Statement of Recognised Income and Expense 69
Consolidated Balance Sheet 70
Consolidated Cash Flow Statement 71
Notes to the Summary Financial Statements 72
Directors’ Declaration 81
Lead Auditor’s Independence Declaration 82
Independent Auditors’ Reports 83
The financial statements and specific disclosures included in the summary financial report are extracts of, and have been derived from, the full financial report of the BHP Billiton Group for the year ended 30 June 2006, which has been reported on by the auditors and which will be filed with the UK Registrar of Companies and the Australian Securities and Investments Commission. The auditors’ report on the full financial report is unqualified and does not contain a statement under either S237(2) or S237(3) of the UK Companies Act 1985.
The summary financial report does not and cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the BHP Billiton Group as is provided in full financial report contained in the BHP Billiton Annual Report 2006. A copy of the BHP Billiton Annual Report 2006, including the independent auditors’ report, is available to all shareholders and will be sent to shareholders without charge upon request. The BHP Billiton Annual Report 2006 can be requested by telephoning 1300 656 780 (within Australia) or (61 3) 9649 5020 (from elsewhere).
This summary financial report represents a concise financial report for the purposes of the requirements of the Australian Corporations Act 2001 and, together with the relevant information in the Remuneration Report on pages 45–61, represents the summary financial statement for the purposes of the UK Companies Act 1985.

BHP BILLITON ANNUAL REVIEW 2006▲	67

Consolidated Income Statement for the year ended 30 June 2006

		2006	2005
	Notes	US$M	US$M

Revenue together with share of jointly controlled entities’ revenue
Group production		34,139	24,759
Third party products		4,960	6,391

		39,099	31,150
Less: share of jointly controlled entities’ external revenue included above		(6,946)	(4,428)

Revenue		32,153	26,722
Other income		1,227	757
Expenses excluding finance costs		(22,403)	(19,995)
Share of profits from jointly controlled entities		3,694	1,787

Profit from operations		14,671	9,271

Comprising:
Group production		14,560	9,157
Third party products		111	114

		14,671	9,271

Financial income		226	216
Financial expenses		(731)	(547)

Net finance costs		(505)	(331)

Profit before taxation		14,166	8,940

Income tax expense		(3,207)	(1,876)
Royalty related taxation (net of income tax benefit)		(425)	(436)

Total taxation expense		(3,632)	(2,312)

Profit after taxation		10,534	6,628

Profit attributable to minority interests		84	232
Profit attributable to members of BHP Billiton Group		10,450	6,396

Earnings per ordinary share (basic) (US cents)		173.2	104.4
Earnings per ordinary share (diluted) (US cents)		172.4	104.0

Dividends per ordinary share – paid during the period (US cents)	4	32.0	23.0
Dividends per ordinary share – declared in respect of the period (US cents)	4	36.0	28.0

The accompanying notes form part of these financial statements.

68	▲BHP BILLITON ANNUAL REVIEW 2006

Consolidated Statement of Recognised Income and Expense for the year ended 30 June 2006

	2006	2005
	US$M	US$M

Profit after taxation	10,534	6,628
Amounts recognised directly in equity
Actuarial gains/(losses) on pension and medical schemes	111	(149)
Available for sale investments:
Valuation gains/(losses) taken to equity	(1)	—
Cash flow hedges:
Gains/(losses) taken to equity	(27)	—
(Gains)/losses transferred to the initial carrying amount of hedged items	(25)	—
Exchange fluctuations on translation of foreign operations	(1)	7
Tax on items recognised directly in, or transferred from, equity	4	52

Total amounts recognised directly in equity	61	(90)

Total recognised income and expense for the year	10,595	6,538

Attributable to minority interests	84	232
Attributable to members of BHP Billiton Group	10,511	6,306

Effect of change in accounting policy
Impact of adoption of IAS 39/AASB 139 (net of tax) to:
retained earnings	55	—
hedging reserve	30	—
financial assets reserve	116	—

Total effect of change in accounting policy	201	—

Attributable to minority interests	—	—
Attributable to members of BHP Billiton Group	201	—

The accompanying notes form part of these financial statements.

BHP BILLITON ANNUAL REVIEW 2006▲	69

Consolidated Balance Sheet as at 30 June 2006

	2006	2005
	US$M	US$M

ASSETS
Current assets
Cash and cash equivalents	776	1,222
Trade and other receivables	3,831	3,175
Other financial assets	808	69
Inventories	2,732	2,422
Assets held for sale	469	—
Other	160	148

Total current assets	8,776	7,036

Non-current assets
Trade and other receivables	813	786
Other financial assets	950	257
Inventories	93	101
Investments in jointly controlled entities	4,299	3,254
Property, plant and equipment	30,985	27,764
Intangible assets	683	667
Deferred tax assets	1,829	1,906
Other	88	72

Total non-current assets	39,740	34,807

Total assets	48,516	41,843

LIABILITIES
Current liabilities
Trade and other payables	4,053	3,856
Interest bearing liabilities	1,368	1,298
Liabilities held for sale	192	—
Other financial liabilities	544	—
Current tax payable	1,358	936
Provisions	1,067	1,097
Deferred income	279	262

Total current liabilities	8,861	7,449

Non-current liabilities
Trade and other payables	169	156
Interest bearing liabilities	7,648	8,651
Other financial liabilities	289	—
Deferred tax liabilities	1,592	2,351
Provisions	4,853	4,613
Deferred income	649	707

Total non-current liabilities	15,200	16,478

Total liabilities	24,061	23,927

Net assets	24,455	17,916

EQUITY
Share capital – BHP Billiton Limited	1,490	1,611
Share capital – BHP Billiton Plc	1,234	1,234
Share premium account	518	518
Treasury shares held	(418)	(8)
Reserves	306	161
Retained earnings	21,088	14,059

Total equity attributable to members of BHP Billiton Group	24,218	17,575
Minority interests	237	341

Total equity	24,455	17,916

The accompanying notes form part of these financial statements.
The financial statements were approved by the Board of Directors on 11 September 2006 and signed on its behalf by:

Don Argus	Charles Goodyear
Chairman	Chief Executive Officer

70	▲BHP BILLITON ANNUAL REVIEW 2006

Consolidated Cash Flow Statement for the year ended 30 June 2006

	2006	2005
	US$M	US$M

Operating activities
Receipts from customers	32,938	28,425
Payments to suppliers and employees	(20,944)	(18,801)

Cash generated from operations	11,994	9,624
Dividends received	2,671	1,002
Interest received	121	90
Interest paid	(499)	(315)
Income tax paid	(3,152)	(1,476)
Royalty related taxation paid	(659)	(551)

Net operating cash flows	10,476	8,374

Investing activities
Purchases of property, plant and equipment	(5,239)	(3,450)
Exploration expenditure (including amounts capitalised)	(766)	(531)
Purchases of investments and funding of jointly controlled entities	(65)	(42)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash	(531)	(6,198)

Cash outflows from investing activities	(6,601)	(10,221)
Proceeds from sale of property, plant and equipment	92	153
Proceeds from sale or redemption of investments	153	227
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash	844	675

Net investing cash flows	(5,512)	(9,166)

Financing activities
Proceeds from ordinary share issues	34	66
Proceeds from interest bearing liabilities	5,912	5,668
Repayment of interest bearing liabilities	(7,013)	(1,735)
Purchase of shares by Employee Share Ownership Plan Trusts	(187)	(47)
Share buy-back – BHP Billiton Limited	(1,619)	(1,792)
Share buy-back – BHP Billiton Plc	(409)	—
Dividends paid	(1,936)	(1,404)
Dividends paid to minority interests	(190)	(238)
Repayment of finance leases	(4)	(22)

Net financing cash flows	(5,412)	496

Net decrease in cash and cash equivalents	(448)	(296)
Cash and cash equivalents, net of overdrafts, at beginning of year	1,207	1,509
Effect of foreign currency exchange rate changes on cash and cash equivalents	1	(6)

Cash and cash equivalents, net of overdrafts, at end of year	760	1,207

The accompanying notes form part of these financial statements.

BHP BILLITON ANNUAL REVIEW 2006▲	71

Notes to the Summary Financial Statements
1. Accounting Policies
Basis of preparation
This summary financial report for the year ended 30 June 2006 has been prepared in accordance with the requirements of the UK Companies Act 1985 and Australian Corporations Act 2001 and with:
•	Australian equivalents to International Financial Reporting Standards as issued by the Australian Accounting Standards Board and interpretations effective as of 30 June 2006

•	International Financial Reporting Standards and interpretations as adopted by the European Union (EU) as of 30 June 2006

•	those standards and interpretations adopted early as described in the full financial statements.
The above standards and interpretations are collectively referred to as ‘IFRS’ in this Report.
The comparative information has also been prepared on this basis with the exception of certain items, details of which are given below, for which comparative information has not been restated. The comparative figures for the financial year ended 30 June 2005 are not the statutory accounts of BHP Billiton Plc for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Principles (GAAP), have been reported on by the Company’s auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under Section 235(3), or 237(2) or (3) of the Companies Act 1985.
This is a summary of BHP Billiton Group’s first IFRS financial report. The basis of preparation is different to that of the most recent comparative year’s annual financial report due to the first time adoption of IFRS. An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the BHP Billiton Group is provided in note 7. This note includes reconciliations of equity and profit for comparative periods previously reported under UK GAAP and Australian GAAP to those amounts reported under IFRS.
IFRS 1/AASB 1 ‘First time adoption of International Financial Reporting Standards’ in general requires accounting policies to be applied retrospectively in order to determine the opening balance sheet at the BHP Billiton Group’s IFRS transition date of 1 July 2004, and allows certain exemptions on the transition to IFRS, which the BHP Billiton Group has elected to apply. Those elections considered significant to the BHP Billiton Group include decisions to:
•	not restate previous mergers or acquisitions and the accounting thereof

•	measure property, plant and equipment at deemed cost, being the carrying value of property, plant and equipment immediately prior to the date of transition, with no adjustment made to fair value

•	not apply the recognition and measurement requirements of IFRS 2/AASB 2 ‘Share-based Payment’ to equity instruments granted before 7 November 2002

•	recognise the cumulative effect of actuarial gains and losses on defined benefit employee schemes in retained earnings as at the transition date

•	transfer all foreign currency translation differences previously held in reserves to retained earnings at the transition date.
In addition, as described below, BHP Billiton has applied the exemption available under IFRS 1/AASB 1 whereby IAS 32/AASB 132 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39/AASB 139 ‘Financial Instruments: Recognition and Measurement’ have been applied from 1 July 2005 and not for the year ended 30 June 2005.
A full description of the accounting policies adopted by the BHP Billiton Group may be found in the BHP Billiton Annual Report 2006.
All amounts are expressed in US dollars unless otherwise stated. The BHP Billiton Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates.
Amounts in this summary financial report have, unless otherwise indicated, been rounded to the nearest million dollars.
Change in accounting policy
The accounting policies have been consistently applied by all entities included in the BHP Billiton Group consolidated financial report and are consistent with those applied in the prior year, except for:
Financial instruments
In the current year, the Group adopted IAS 32/AASB 132 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39/AASB 139 ‘Financial Instruments: Recognition and Measurement’ from 1 July 2005. Prior to 1 July 2005, the principal accounting policies affecting financial instruments were as follows:
•	Available for sale investments were classified as fixed asset investments and, other than for joint ventures and associates, were stated individually at cost less provisions for impairment.
•	Trading investments were classified as current asset investments and valued at the lower of cost and net realisable value. In determining net realisable values, market values were used in the case of listed investments and Directors’ estimates were used in the case of unlisted investments.
•	Derivative financial instruments were accounted for using Australian GAAP and UK GAAP hedge accounting principles whereby derivatives were matched to specifically identified commercial risks being hedged. These matching principles were applied using accrual accounting methods to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions were recognised when such transactions were recognised. Upon recognition of the underlying transaction, derivatives were valued at the appropriate market spot rate. When an underlying transaction could no longer be identified, gains or losses on a derivative previously designated as a hedge of that transaction were taken to the income statement, whether or not the derivative was terminated. When a hedge was terminated, the deferred gain or loss that arose prior to termination was:
– deferred and included in the measurement of the anticipated transaction when it occurred; or

– taken to the income statement when the anticipated transaction was no longer expected to occur.
•	The premiums paid on interest rate options and foreign currency put and call options were included in debtors and were deferred and included in the settlement of the underlying transaction.
The adoption of IAS 32/AASB 132 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39/AASB 139 ‘Financial Instruments: Recognition and Measurement’ has resulted in the Group recognising available for sale investments and all derivative financial instruments as assets or liabilities at fair value. Accordingly, transitional adjustments in respect of IAS 32/AASB 132 and IAS 39/AASB 139 have been recorded in the opening balance sheet and against retained profits and reserves, as applicable, at 1 July 2005. The impacts of adopting those standards at 1 July 2005 were as follows:
Equity attributable to BHP Billiton Group shareholders increased US$201 million as set out in the consolidated statement of recognised income and expense. This was net of consequential increases in deferred tax liabilities of US$37 million. This represents the net gain on measuring at fair value qualifying hedges, embedded derivatives, available for sale investments and certain derivatives that do not qualify as hedges, which were not recognised on a fair value basis prior to 1 July 2005. The major balance sheet items affected were financial assets: increase of US$1,279 million; financial liabilities: increase of US$634 million; and borrowings: increase of US$411 million. The net impact on other balance sheet items was a debit of US$3 million.

72	▲BHP BILLITON ANNUAL REVIEW 2006

2. Business segments
The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):
•	Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG)
•	Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina)
•	Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead, uranium and copper by-products including gold)
•	Carbon Steel Materials (exploration for and mining, processing and marketing of coking coal, iron ore and manganese)
•	Diamonds and Specialty Products (exploration for and mining of diamonds and titanium minerals, and fertiliser operations)
•	Energy Coal (exploration for and mining, processing and marketing of energy coal)
•	Stainless Steel Materials (exploration for and mining, processing and marketing of nickel and, prior to divestment in June 2005, chrome)
Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments and exploration and technology activities. It is the Group’s policy that inter-segment sales are made on a commercial basis.
Industry segment information

					Diamonds			Group and
				Carbon	and		Stainless	unallocated	BHP
			Base	Steel	Specialty	Energy	Steel	items/	Billiton
US$ million	Petroleum	Aluminium	Metals	Materials	Products	Coal	Materials	eliminations	Group

Year ended 30 June 2006
Revenue together with share of jointly controlled entities’ revenue from external customers
Sale of group production	4,797	3,704	9,034	9,626	1,263	2,713	2,916	5	34,058
Sale of third party product	967	1,374	1,259	88	—	606	37	629	4,960
Rendering of services	3	6	1	38	—	—	—	33	81
Inter-segment revenue	109	—	—	8	—	—	2	(119)	—

	5,876	5,084	10,294	9,760	1,263	3,319	2,955	548	39,099

Less: share of jointly controlled entities’ external revenue included above	(5)	(107)	(5,393)	(626)	(377)	(438)	—	—	(6,946)

Segment revenue	5,871	4,977	4,901	9,134	886	2,881	2,955	548	32,153

Segment result	2,963	917	1,998	4,159	209	131	901	(301)	10,977
Other attributable income (1)	5	37	—	9	—	—	—	(51)	—
Share of profits from jointly controlled entities	—	193	3,015	262	91	139	—	(6)	3,694

Profit from operations	2,968	1,147	5,013	4,430	300	270	901	(358)	14,671

Net finance costs									(505)
Income tax expense									(3,207)
Royalty related taxation									(425)

Profit after taxation									10,534

EBITDA before non-cash items	3,798	1,468	5,093	4,772	396	500	1,185	(242)	16,970
Other significant non-cash items	(7)	(44)	267	15	(3)	17	(41)	(76)	128

EBITDA	3,791	1,424	5,360	4,787	393	517	1,144	(318)	17,098
Depreciation and amortisation	(720)	(227)	(339)	(356)	(93)	(247)	(243)	(39)	(2,264)
Impairment losses	(113)	(50)	(8)	(1)	—	—	—	(1)	(173)
Reversals of previous impairment losses	10	—	—	—	—	—	—	—	10

Profit from operations	2,968	1,147	5,013	4,430	300	270	901	(358)	14,671

Profit from group production	2,963	1,071	5,017	4,433	300	233	901	(358)	14,560
Profit from third party product	5	76	(4)	(3)	—	37	—	—	111

Capital expenditure	1,124	366	861	1,606	202	131	1,423	41	5,754

Segment assets	7,420	6,061	9,419	6,905	1,630	3,018	5,692	4,050	44,195
Investments in jointly controlled entities	112	551	2,511	410	115	622	—	—	4,321

Total assets	7,532	6,612	11,930	7,315	1,745	3,640	5,692	4,050	48,516

Segment liabilities	2,208	1,048	2,617	2,136	178	1,759	898	13,217	24,061

BHP BILLITON ANNUAL REVIEW 2006▲	73

Notes to the Summary Financial Statements continued
2. Business segments continued

					Diamonds			Group and
				Carbon	and		Stainless	unallocated	BHP
			Base	Steel	Specialty	Energy	Steel	items/	Billiton
US$ million	Petroleum	Aluminium	Metals	Materials	Products	Coal	Materials	eliminations	Group

Year ended 30 June 2005 Revenue together with share of jointly controlled entities’ revenue from external customers
Sale of group production	3,953	3,103	4,372	7,298	986	2,718	2,265	3	24,698
Sale of third party product	1,955	1,543	670	238	523	669	9	784	6,391
Rendering of services	—	—	1	34	—	—	—	26	61
Inter-segment revenue	62	5	—	27	—	—	—	(94)	—

	5,970	4,651	5,043	7,597	1,509	3,387	2,274	719	31,150
Less: share of jointly controlled entities’ revenue included above	(3)	(80)	(2,714)	(429)	(778)	(416)	(8)	—	(4,428)

Segment revenue	5,967	4,571	2,329	7,168	731	2,971	2,266	719	26,722

Segment result	2,523	758	481	2,330	429	319	828	(184)	7,484
Other attributable income (1)	6	26	—	2	19	1	25	(79)	—
Share of profits from jointly controlled entities	—	139	1,285	148	77	137	1	—	1,787

Profit from operations	2,529	923	1,766	2,480	525	457	854	(263)	9,271

Net finance costs									(331)
Income tax expense									(1,876)
Royalty related taxation									(436)

Profit after taxation									6,628

EBITDA before non-cash items	3,151	1,122	1,952	3,098	710	740	1,014	(65)	11,722
Other significant
non-cash items	—	15	(33)	(318)	(14)	(95)	(19)	(169)	(633)
EBITDA	3,151	1,137	1,919	2,780	696	645	995	(234)	11,089
Depreciation and amortisation	(616)	(214)	(153)	(300)	(171)	(179)	(141)	(27)	(1,801)
Impairment losses	(6)	—	—	—	—	(9)	—	(2)	(17)
Reversals of previous impairment losses	—	—	—	—	—	—	—	—	—

Profit from operations	2,529	923	1,766	2,480	525	457	854	(263)	9,271

Profit from group production	2,515	902	1,777	2,466	503	403	854	(263)	9,157
Profit from third party product	14	21	(11)	14	22	54	—	—	114

Capital expenditure	898	268	345	1,063	239	164	475	31	3,483

Segment assets	6,448	5,398	7,880	4,885	1,429	2,359	4,377	5,813	38,589
Investments in jointly controlled entities	112	509	1,633	336	115	549	—	—	3,254

Total assets	6,560	5,907	9,513	5,221	1,544	2,908	4,377	5,813	41,843

Segment liabilities	1,955	745	2,240	1,903	162	1,558	612	14,752	23,927

(1)	Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated/eliminations to the applicable CSG/business segment.
On 3 June 2005 the Group acquired WMC Resources Ltd for US$7,178 million. The fair values at the date of acquisition and results from that date have been recorded in the Base Metals, Stainless Steel Materials and Diamonds and Specialty Products CSGs, and in Group and unallocated items.

74	▲BHP BILLITON ANNUAL REVIEW 2006

3. Exceptional items
Exceptional items are those items where their nature and amount is considered material and require separate disclosure. Such items included within the BHP Billiton Group profit for the period are detailed below.

	Gross	Tax	Net
Year ended 30 June 2006	US$M	US$M	US$M

Exceptional items by category
Sale of Tintaya copper mine	439	(143)	296
Exceptional items by Customer Sector Group
Base Metals	439	(143)	296
Sale of Tintaya copper mine
Effective 1 June 2006, BHP Billiton sold its interests in the Tintaya copper mine in Peru. Gross consideration received was US$853 million, before deducting intercompany trade balances. The net consideration of US$717 million (net of transaction costs) included US$634 million for shares plus the assumption of US$116 million of debt, working capital adjustments and deferred payments contingent upon future copper prices and production volumes.

	Gross	Tax	Net
Year ended 30 June 2005	US$M	US$M	US$M

Exceptional items by category
Sale of Laminaria and Corallina	134	(10)	124
Disposal of Chrome operations	142	(6)	136
Termination of operations	(266)	80	(186)
Closure plans	(121)	17	(104)

Total by category	(111)	81	(30)

Exceptional items by Customer Sector Group
Petroleum	134	(10)	124
Base Metals	(29)	(4)	(33)
Carbon Steel Materials	(285)	80	(205)
Energy Coal	(73)	21	(52)
Stainless Steel Materials	142	(6)	136

Total by Customer Sector Group	(111)	81	(30)

Sale of Laminaria and Corallina
In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).
Disposal of Chrome operations
Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business. The total proceeds on the sale were US$421 million, resulting in a profit of US$127 million (US$1 million tax expense). In addition, the Group sold its interest in the Palmiet chrome business in May 2005 for proceeds of US$12 million, resulting in a profit of US$15 million (US$5 million tax expense).
Provision for termination of operations
The Group decided to decommission the Boodarie Iron operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other closure related costs/charges associated with the closure.
Closure plans
As part of the Group’s regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe in relation to revision of the Group’s assessed rehabilitation obligation, predominantly resulting from revised water management plans and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

BHP BILLITON ANNUAL REVIEW 2006▲	75

Notes to the Summary Financial Statements continued
4. Dividends

	2006	2005
	US$M	US$M

Dividends paid during the period
BHP Billiton Limited	1,148	842
BHP Billiton Plc
Ordinary shares	790	567
Preference shares (a)	—	—

	1,938	1,409

Dividends declared in respect of the period
BHP Billiton Limited	1,275	1,004
BHP Billiton Plc
Ordinary shares	885	691
Preference shares (a)	—	—

	2,160	1,695

	2006	2005
	US cents	US cents

Dividends paid during the period (per share)
Prior year final dividend	14.5	9.5
Interim dividend	17.5	13.5

	32.0	23.0

Dividends declared in respect of the period (per share)
Interim dividend	17.5	13.5
Final dividend	18.5	14.5

	36.0	28.0

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each (2005: 5.5 per cent).
Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 23 August 2006, BHP Billiton declared a final dividend of 18.5 US cents per share (US$1,100 million), which will be paid on 27 September 2006 (2005: 14.5 US cents per share – US$878 million).
Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton shares.
BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2006	2005
	US$M	US$M

Franking credits at 30 June	20	115
Franking credits arising from the payment of the amount of the current tax payable	811	213

Total credits available (i)	831	328

(i) The payment of the final 2006 dividend declared post reporting date will reduce the franking account balance by US$285 million.

76	▲BHP BILLITON ANNUAL REVIEW 2006

5. Remuneration of auditors

	2006	2005
	US$M	US$M

Audit fees payable by the BHP Billiton Group to:
Auditors of the BHP Billiton Group
KPMG	11.023	10.087
PricewaterhouseCoopers (a)	—	0.577

Total audit fees	11.023	10.664

Fees payable by the BHP Billiton Group to auditors for other services:
Auditors of the BHP Billiton Group
Audit related services (c)
KPMG (b)	2.006	1.141
Taxation services (d)
KPMG (b)	1.470	1.500
Other services (e)
KPMG (b)	0.209	0.110
PricewaterhouseCoopers (a)	—	1.457

Total other services	3.685	4.208

Total fees	14.708	14.872

(a)	Audit fees and other service fees for PricewaterhouseCoopers arose in connection with their role as auditor of WMC Resources Ltd (WMC), where they were auditor of WMC up to 30 June 2005.

(b)	The amounts paid to the UK firms and their associates for the year ended 30 June 2006 in respect of other services amounted to US$0.581 million (2005: US$0.600 million).

(c)	Mainly includes accounting advice and services associated with securities offerings. For the year ended 30 June 2006, audit fees of US$0.185 million (2005: US$0.328 million) relating to pension plans, which are not directly payable by the BHP Billiton Group, have been excluded from the above analysis.

(d)	Mainly includes tax compliance services and employee expatriate taxation services.

(e)	Mainly includes certifications and non-financial audits.
6. Subsequent events
Subsequent to 30 June 2006, the sale of BHP Billiton’s 45.5 per cent joint venture interest in Valesul Aluminio SA, an aluminium smelter; the sale of Southern Cross Fertilisers Pty Ltd, a fertiliser mining and processing business; the sale of the Cascade and Chinook oil and gas prospects; and the sale of the Coal Bed Methane assets have been finalised. These assets are classified as held for sale as at 30 June 2006. The financial effects of these transactions have not been brought to account at 30 June 2006.

BHP BILLITON ANNUAL REVIEW 2006▲	77

Notes to the Summary Financial Statements continued
7. Transition to International Financial Reporting Standards
The accounting policies set out in this financial report have been applied for the years ended 30 June 2006 and 2005, and in the preparation of an opening IFRS balance sheet at 1 July 2004.
In preparing its opening IFRS balance sheet, the BHP Billiton Group has adjusted amounts reported previously in financial reports prepared in accordance with its previous basis of accounting (previous GAAP). An explanation of how the transition from previous UK and Australian GAAP to IFRS has affected the Group’s financial position and financial performance is set out in the following tables and accompanying notes. Because of the DLC structure, the preparation of IFRS financial statements for the BHP Billiton Group requires transition from the two different predecessor GAAPs of BHP Billiton Limited (which reported under Australian GAAP) and BHP Billiton Plc (which reported under UK GAAP). Where necessary, Australian GAAP has been chosen as the reference predecessor GAAP from which to base transition adjustments.
The amounts presented below differ to the amounts presented in the note on the impact of adopting IFRS in the financial statements for the year ended 30 June 2005. This follows resolution of the treatment of two items identified in that note as being subject to interpretation and revision. The amounts in the tables below are presented based on the application of the revised interpretation from the date of transition to IFRS:
•	Royalties and resource rent taxes, which are in the nature of an income tax, are now measured and presented as income tax, in accordance with IAS 12/AASB 112 ‘Income Taxes’ deferred tax principles. At 30 June 2005, these were accounted for as operating costs.
•	Deferred tax liabilities are no longer recorded on non-tax depreciable assets, such as mineral rights, where a tax base exists for capital gains tax, and that tax base exceeds the book base. At 30 June 2005, a deferred tax liability was recorded by reference to the tax base for income tax purposes.
The following table presents a summary of the impact of IFRS on net equity as at 30 June 2005 and 1 July 2004.
Reconciliation of net equity

			UK GAAP		Australian GAAP
			As at	As at	As at	As at
			30 June 2005	1 July 2004	30 June 2005	1 July 2004
	Note		US$M	US$M	US$M	US$M

Net equity as previously reported under UK and Australian GAAP			17,489	14,380	18,364	15,425
IAS 19/AASB 119 Post-retirement pension obligations – pre tax	(A	)	(650)	(527)	(650)	(527)
IAS 19/AASB 119 Post-retirement pension obligations – deferred tax effect	(A	)	158	135	158	135
IAS 19/AASB 119 Post-retirement medical benefits – pre tax	(A	)	(111)	(76)	(111)	(76)
IAS 19/AASB 119 Post-retirement medical benefits – deferred tax effect	(A	)	30	21	30	21
IAS 12/AASB 112 Deferred income tax accounting	(B	)	(226)	(202)	36	(267)
IAS 12/AASB 112 Remeasurement of royalties as income taxes	(B	)	32	30	32	30
IFRS 3/AASB 3 Reinstatement of goodwill	(C	)	354	388	41	—
IAS 10/AASB 110 Reversal of dividend payable	(D	)	878	592	—	—
IFRS 2/AASB 2 Equity based compensation payments to employees – tax effect	(E	)	16	2	16	2
IFRS 3/AASB 3 Business combinations – WMC acquisition	(C	)	(54)	—	—	—

Net equity in accordance with IFRS			17,916	14,743	17,916	14,743

Overall net increase/(decrease) in equity under IFRS			427	363	(448)	(682)

78	▲BHP BILLITON ANNUAL REVIEW 2006

7. Transition to International Financial Reporting Standards continued
The following table presents a summary of the impact of IFRS on investments in jointly controlled entities as at 30 June 2005 and 1 July 2004.
Reconciliation of investments in jointly controlled entities – UK and Australian GAAP

			As at	As at
			30 June 2005	1 July 2004
	Note		US$M	US$M

Investments in jointly controlled entities as previously reported under UK and Australian GAAP			1,525	1,369
Impact on investments in jointly controlled entities of adjustments to reclassify assets and liabilities previously accounted for by proportional consolidation:
Current assets			623	507
Non-current assets			2,687	2,425
Current liabilities			(374)	(505)
Non-current liabilities			(1,184)	(1,196)

Increase in investments in jointly controlled entities in applying the equity method of accounting	(F	)	1,752	1,231
Other IFRS and acquisition accounting adjustments			(23)	(7)

Investments in jointly controlled entities in accordance with IFRS			3,254	2,593

The following tables present a summary of the impact of IFRS on profit after taxation for the year ended 30 June 2005.
Reconciliation of profit after tax

			UK GAAP	Australian GAAP
			Year ended	Year ended
			30 June 2005	30 June 2005
	Note		US$M	US$M

Net profit after tax as previously reported under UK and Australian GAAP			6,630	6,241

Pre tax IFRS adjustments:
IAS 19/AASB 119 Post-retirement medical and pension obligations	(A	)	(8)	(8)
IAS 12/AASB 112 Deferred tax effects within jointly controlled entities	(B	)	(6)	(6)
IFRS 3/AASB 3 Reversal of amortisation of goodwill	(C	)	2	44
IFRS 2/AASB 2 Equity based compensation payments to employees	(E	)	56	56
Adjustment to goodwill included in the net book value of the disposed Chrome operations	(C	)	31	(3)
IFRS 3/AASB 3 Business combinations – WMC acquisition	(C	)	(54)	—
IAS 31/AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax – previously equity accounted	(F	)	(197)	—
IAS 31/AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax – previously proportionately consolidated	(F	)	(230)	(230)
IAS 12/AASB 112 Deferred tax on the disposed Chrome operations	(B	)	3	3
IAS 12/AASB 112 Reclassification of royalties which are accounted for as income taxes	(G	)	603	603
Other			(1)	—

Tax IFRS adjustments:
IAS 12/AASB 112 Recognition of prior year tax losses	(B	)	—	350
IAS 12/AASB 112 Withholding and repatriation taxes	(B	)	(10)	(10)
IAS 12/AASB 112 Additional foreign exchange variations	(B	)	(40)	(46)
IAS 12/AASB 112 Non-tax depreciable items now tax-effected	(B	)	31	31
IAS 12/AASB 112 Tax base resets under Australian tax consolidations	(B	)	17	—
IFRS 2/AASB 2 Equity based compensation payments to employees	(E	)	(12)	(12)
IAS 31/AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax – previously equity accounted	(F	)	197	—
IAS 31/AASB 131 Reclassification of jointly controlled entity tax expense to profit before tax – previously proportionately consolidated	(F	)	230	230
IAS 19/AASB 119 Post-retirement medical and pension benefits – tax impact	(A	)	3	3
IAS 12/AASB 112 Reclassification of royalties which are accounted for as income taxes	(G	)	(603)	(603)
IAS 12/AASB 112 Remeasurement of royalties as income taxes	(G	)	2	2
Other			(16)	(17)

Profit after taxation in accordance with IFRS			6,628	6,628

BHP BILLITON ANNUAL REVIEW 2006▲	79

Notes to the Summary Financial Statements continued
7. Transition to International Financial Reporting Standards continued
(A)	Post-retirement and medical benefits (IAS 19/AASB 119 Employee Benefits)

Under IFRS, defined benefit pension plan and medical benefit plan arrangements result in the recognition of net assets or liabilities directly based on the underlying obligations and assets of those plans. The recognised net asset or liability is subject to changes in value that are more volatile than changes in assets and liabilities that were recognised under the BHP Billiton Group’s previous policy, which was based on the UK Statement of Accounting Practice (SSAP) 24 ‘Accounting for Pension Costs’.

Under SSAP 24, the cost of providing pensions was charged to profit and loss so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice. A pension liability or asset was consequently recognised in the balance sheet to the extent that the contributions payable either lagged or preceded expense recognition.
    (B) Deferred tax (IAS 12/AASB 112 Income Taxes)
On transition to IFRS, the balance sheet liability method of tax-effect accounting was adopted, rather than the income statement liability method applied under previous BHP Billiton Group policy. This balance sheet method recognises deferred tax assets and liabilities on temporary differences between the accounting and tax values of balance sheet items, rather than accounting and tax values of items recognised in profit and loss. This approach gives rise to a wider range of deferred tax assets and liabilities and an increase in the volatility of deferred tax balances brought about by foreign exchange rate movements. IFRS requires deferred tax to be recognised on items that do not have a tax base, such as certain mineral rights and fair value adjustments on acquisitions, and for tax on unremitted earnings from subsidiaries and joint ventures except to the extent that the Group can control the timing of distributions and those distributions are not probable in the foreseeable future. In addition, royalty arrangements that are in the nature of income tax have been measured and presented as income tax in accordance with IAS 12/AASB 112 deferred tax accounting principles. The impact on deferred tax balances of adopting IAS 12/AASB 112, other than the tax effect of other IFRS adjustments, is as follows:

	UK GAAP to IFRS		Australian GAAP to IFRS
	30 June 2005	1 Jul 2004	30 June 2005	1 Jul 2004
	Tax asset/	Tax asset/	Tax asset/	Tax asset/
	(provision)	(provision)	(provision)	(provision)
	US$M	US$M	US$M	US$M

Deferred tax on non-depreciable assets acquired in business combinations	(309)	(321)	(309)	(321)
Tax base resets under Australian tax consolidations	188	165	—	—
Foreign exchange movements – tax base of non-monetary assets	434	216	434	216
Foreign exchange movements – USD debt	(516)	(255)	(516)	(255)
Withholding taxes	(10)	—	(10)	—
Adoption of IAS 12 to jointly controlled entities	(13)	(7)	(13)	(7)
Remeasurement of royalties as income taxes	32	30	32	30
Recognition of tax losses	—	—	450	100

(Increase)/decrease in net deferred tax liability	(194)	(172)	68	(237)

(C)	Goodwill and business combinations (IFRS 3/AASB 3 Business Combinations)

IFRS requires impairment assessments of goodwill, whereas both previous UK and Australian GAAP permitted/required the amortisation of goodwill. Business combinations undertaken after the date of transition to IFRS (1 July 2004) must be accounted for in accordance with IFRS. The acquisition of WMC Resources Ltd was effective 3 June 2005. Differences in accounting for the acquisition exist between UK GAAP and IFRS with respect to the measurement of fair value of inventory and the recognition of deferred tax liabilities, and between Australian GAAP and IFRS with respect to deferred tax assets attributable to unused tax losses.

Under previous UK GAAP, goodwill existing prior to 1998 was classified as a reduction of retained earnings. In order to maintain consistency in the IFRS treatment of goodwill in the DLC structure, such goodwill has been reclassified on transition as an asset in the balance sheet in accordance with previous GAAP. The reclassification of goodwill was required because the IFRS accounting for past business combinations is determined from the previous basis of accounting applied by the Group under previous Australian GAAP, which has been chosen as the reference predecessor GAAP for these purposes.

(D)	Dividend payable (IAS 10/AASB 110 Events after the Balance Sheet Date)

IFRS does not permit the recognition of dividends payable as a liability until the dividend has been formally declared by the Directors. Under previous UK GAAP, dividends payable were recognised as a liability in the balance sheet at balance date, despite the fact they were declared subsequent to balance date.

(E)	Equity-based compensation (IFRS 2/AASB 2 Share-based Payment)

Under IFRS the cost of employee compensation provided in the form of equity-based compensation (including shares and options) is measured based on the fair value of those instruments rather than their intrinsic value as recognised under previous BHP Billiton Group policy. In addition, the change in the tax base over time is reflected directly in equity.

(F)	Joint ventures (IAS 31/AASB 131 Interests in Joint Ventures)

Under IFRS as implemented in Australia, all joint ventures that are constituted as a legal entity are accounted for using the equity method. Under both previous UK and Australian GAAP, the BHP Billiton Group’s interests in the Escondida, Mozal and Valesul joint ventures were accounted for by proportional consolidation. As each of these joint ventures operates through an incorporated entity, IFRS classifies them as jointly controlled entities and the Australian version of IFRS mandates the use of the equity method of accounting, notwithstanding that in substance none of the entities operate as independent business entities. The change to single line equity accounting for jointly controlled entities does not impact net profit or net equity, however, as demonstrated in the schedules above, the amounts of profit before tax, income tax expense, investments in jointly controlled entities and other balance sheet and income statement line items are significantly affected.

(G)	Royalty related taxation (IAS 12/AASB 112 Income Taxes)

Under IFRS, royalties and resource rent taxes are treated as taxation arrangements when they have the characteristics of a tax. For such arrangements, current and deferred tax is provided on the same basis as for other forms of taxation. Under previous UK and Australian GAAP, such taxes were included in operating costs and, in some cases, were not calculated in accordance with deferred tax principles.
Material adjustments to cash flow
The use of the equity method of accounting under IFRS for the Group’s interests in the Escondida, Mozal and Valesul jointly controlled entities, as compared to proportional consolidation under previous UK and Australian GAAP, has corresponding impacts on the Cash Flow Statement. Under IFRS, amounts included in dividends received from these jointly controlled entities were previously included elsewhere in cash flows related to operating activities. In addition, capital expenditure and debt repayments for these joint ventures are now excluded from the Group’s investing and financing cash flows.
The presentation of the cash flow statement is consistent with previous Australian GAAP, however, compared to UK GAAP, the cash flows have been reclassified as operating, investing and financing.

80	▲BHP BILLITON ANNUAL REVIEW 2006

Directors’ Declaration
In accordance with a resolution of the Directors of the BHP Billiton Group, the Directors declare that the summary financial statements of the BHP Billiton Group for the year ended 30 June 2006, set out on pages 68 to 80:
(a)	have been derived from or are consistent with the full financial report for the financial year; and

(b)	comply with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985, and the regulations made thereunder, and Section 314 of the Australian Corporations Act 2001.
In the 2006 full financial report we declared that:
(a)	the financial statements and notes, including the information in the Remuneration Report that is described as having been audited, are in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001, including giving a true and fair view of the financial position of the BHP Billiton Group as at 30 June 2006 and of its performance for the year ended 30 June 2006; and

(b)	there are reasonable grounds to believe that each of the BHP Billiton Group, BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable.
The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2006.
Signed in accordance with a resolution of the Board of Directors.

D R Argus – Chairman

C W Goodyear – Chief Executive Officer
Dated this 11th day of September 2006

BHP BILLITON ANNUAL REVIEW 2006▲	81

Lead Auditor’s Independence Declaration
To the directors of BHP Billiton Limited:
I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:
(i)	no contraventions of the auditor independence requirements as set out in the Australian Corporations Act 2001 in relation to the audit; and

(ii)	no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of the BHP Billiton Group and the entities it controlled during the year.

KPMG

Peter Nash
Partner
Dated in Melbourne this 11th day of September 2006

82	▲BHP BILLITON ANNUAL REVIEW 2006

Independent Auditors’ Reports
of KPMG Audit Plc to the members of BHP Billiton Plc and KPMG to the members of BHP Billiton Limited on the summary financial report
Scope
For the purpose of these reports, the terms ‘we’ and ‘our’ denote KPMG Audit Plc in relation to UK professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Plc and KPMG in relation to Australian professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Limited.
The summary financial report set out on pages 67 to 81 comprises the consolidated income statement, consolidated statement of recognised income and expense, consolidated balance sheet, consolidated cash flow statement, accompanying notes 1 to 7, the Directors’ Declaration and the relevant information in the Remuneration Report, which for Australian reporting purposes is limited to the information that is described as having been audited.
The BHP Billiton Group (the ‘Group’) consists of BHP Billiton Plc and BHP Billiton Limited and the entities they controlled at the end of the year or from time to time during the financial year.
KPMG Audit Plc’s report is made solely to the members of BHP Billiton Plc, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the members of BHP Billiton Plc those matters we are required to state to them in such a report and for no other purpose. To the fullest extent permitted by law, KPMG Audit Plc does not accept or assume responsibility to anyone other than BHP Billiton Plc and the members of BHP Billiton Plc as a body, for our work, for our report, or for the opinions we have formed.
To the fullest extent permitted by law, KPMG does not accept or assume responsibility to anyone other than BHP Billiton Limited and the members of BHP Billiton Limited as a body, for our work, for our report, or for the opinions we have formed.
Respective responsibilities of Directors and auditors
The Directors are responsible for the preparation of the summary financial report in accordance with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’ and applicable United Kingdom law. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the summary financial report.
KPMG Audit Plc’s responsibility is to report to the members of BHP Billiton Plc our opinion on the consistency of the summary financial report with the full annual financial statements and the Remuneration Report, and its compliance with the relevant requirements of section 251 of the UK Companies Act 1985 and the regulations made thereunder.
KPMG conducted an independent audit in order to express an opinion to the members of BHP Billiton Limited. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the summary financial report is free of material misstatement and the information in the Remuneration Report that is described as having been audited complies with Australian Accounting Standard AASB 124 ‘Related Party Disclosures’ and the Corporations Regulations 2001.
We also read the other information contained in the annual review and consider the implications for our reports if we become aware of any apparent misstatements or material inconsistencies with the summary financial report.
Basis of opinions
The independent auditors’ reports in respect of the Group’s full annual financial statements describe the basis of our audit opinions on those financial statements.
KPMG Audit Plc conducted its work in accordance with Bulletin 1999/6 ‘The auditor’s statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.
KPMG performed procedures in respect of the audit of the summary financial report to assess whether, in all material respects, the summary financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’.
We formed our audit opinions on the basis of these procedures, which included:
•	testing that the information in the summary financial report is consistent with the full financial report; and

•	examining, on a test basis, information to provide evidence supporting the amounts and other disclosures which were not directly derived from the full financial report.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.
We have also conducted audits of the full financial report of the Group for the year ended 30 June 2006. Our audit reports on the full financial report were signed on 11 September 2006, and were not subject to any qualification.
Opinion of KPMG Audit Plc to the members of BHP Billiton Plc
In our opinion the summary financial report is consistent with the full annual financial statements and the Remuneration Report of BHP Billiton Plc for the year ended 30 June 2006 and complies with the applicable requirements of section 251 of the UK Companies Act 1985 and the regulations made thereunder.
KPMG Audit Plc
Chartered Accountants and Registered Auditor
London
11 September 2006
Opinion of KPMG to the members of BHP Billiton Limited
In our opinion, the summary financial report of the BHP Billiton Group for the financial year ended 30 June 2006 complies with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports’.
KPMG
Peter Nash
Partner
Melbourne
11 September 2006

BHP BILLITON ANNUAL REVIEW 2006 ▲	83

Information for Shareholders
Information for BHP Billiton Limited and BHP Billiton Plc shareholders this year is provided in the BHP Billiton Group Annual Review 2006 and the Annual Report 2006.
The Annual Review contains key information about the BHP Billiton Group in a concise format. The Annual Report provides more detailed financial data and information on the BHP Billiton Group’s performance.
The summary financial statements and notes included in the Annual Review cannot provide as full an understanding of the financial performance, position, and funding and investing activities of the BHP Billiton Group as the full financial statements included in the Annual Report. Shareholders of BHP Billiton Limited and BHP Billiton Plc will receive the Annual Review unless they have opted to receive the Annual Report. (Please also refer to ‘Access your Annual Review and Annual Report on the web’ below).
Dividend payments
BHP Billiton Limited shareholders may receive cash dividends paid directly into any bank, building society or credit union for Australian shareholders, any bank or building society for UK shareholders and any bank nominated by shareholders in New Zealand or the United States. Shareholders from those locations above who do not provide their direct credit details and shareholders with registered addresses outside Australia, New Zealand, the United Kingdom and the United States will receive dividend payments by way of an Australian currency cheque.
BHP Billiton Plc shareholders may have their dividends paid directly into a bank or building society account. Please contact the BHP Billiton Share Registrar in the UK or South Africa, as appropriate, for a dividend mandate form.
When you close your account or amend your banking arrangements, it is essential you notify the appropriate BHP Billiton Share Registrar of the new details.
Dividend determination
The US dollar, in which the majority of the Group’s sales are made, most reliably records the Group’s global business performance and is BHP Billiton’s main reporting currency. It is, therefore, the currency in which dividends are determined. BHP Billiton’s dividends are declared in US dollars and converted for BHP Billiton Plc into sterling for shareholders on the principal register in the UK and into rand for shareholders on the branch register in South Africa. BHP Billiton Limited dividends are also declared in US dollars and converted into Australian dollars, sterling, New Zealand dollars or US dollars.
Change of address
It is important that shareholders notify the appropriate BHP Billiton Share Registrar in writing immediately if there is a change to their registered address. For the protection of shareholders, instructions to BHP Billiton’s Share Registrar need to be in writing and show the Shareholder Reference Number (SRN). Shareholders on the BHP Billiton Limited CHESS sub-register should forward the change of address advice to their sponsoring broker quoting the Holder Identification Number (HIN).
Dematerialised holdings under STRATE
(South African shareholders)
If you hold shares dematerialised into STRATE, you should contact your CSDP or stockbroker regarding the customer service items mentioned above.
Stock exchange listings
BHP Billiton Limited is listed on stock exchanges in Australia, Germany (Frankfurt), Switzerland (Zurich) and the US (New York).
BHP Billiton Plc is listed on stock exchanges in the UK (London), South Africa (Johannesburg) and the US (New York).
Trading on the New York Stock Exchange is via American Depositary Shares (each representing two Ordinary shares) evidenced by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.
The trustees and dividend-paying banks for internationally registered shares are shown on the inside back cover of this Annual Review.
Annual General Meetings
The Annual General Meeting of BHP Billiton Plc will be held at the Royal Horticultural Halls, Lindley Hall, Elverton Street, London SW1P 2PE, UK on Thursday, 26 October 2006 commencing at 10.30 am.
The Annual General Meeting of BHP Billiton Limited will be held at the Brisbane Convention and Exhibition Centre, corner Merivale and Glenelg Streets, South Bank, Brisbane, Queensland, Australia on Wednesday, 29 November 2006 at 10.30 am.
Details of the business of the meeting are contained in the separate Notice of Meeting enclosed with this Annual Review.
Enquiries
Shareholders who wish to contact BHP Billiton on any matter relating to their share or ADR holdings are invited to telephone the appropriate office of the BHP Billiton Share Registrar listed on the inside back cover of this Annual Review.
Shareholders can also access their current shareholding details through the Shareholder Services link located under ‘Investor & Media’ on BHP Billiton’s website www.bhpbilliton.com (you will need your Shareholder Reference Number or Holder Identification Number to access this information).
Access your Annual Review or Annual Report on the web
BHP Billiton offers an alternative for shareholders who wish to be advised of the availability of the Annual Review and Annual Report through the Company’s website via an email notification (refer instructions below).
By providing an email address through our website on the internet, shareholders will receive by email a direct link to the Annual Review and Annual Report, when those documents have been released. Shareholders will also receive notification of other major BHP Billiton announcements by email.
How to set up email notification
Enter BHP Billiton website www.bhpbilliton.com and click onto ‘Investor & Media’ then ‘Shareholder Services’. Under the heading ‘Provide Your Email Address’ click on the appropriate link. You will be requested to enter your Securityholder/Shareholder Reference Number or Holder Identification Number and postcode or country code. This sign-on requirement is a security access validation prior to entering your email address under ‘Electronic Shareholder Communication’.
After confirmation of your email address you will receive notification of the availability of future Annual Reviews and Annual Reports and other major BHP Billiton announcements by email.
Key Dates for Shareholders*

Date	Event
27 September 2006	Payment Date for Final Dividend
26 October 2006	BHP Billiton Plc Annual General Meeting in London
29 November 2006	BHP Billiton Ltd Annual General Meeting in Brisbane
7 February 2007	Interim Results Announced
2 March 2007	Interim Dividend Record Date
20 March 2007	Interim Dividend Payment Date
22 August 2007	Annual Results Announced

*	If there are any changes to these dates, all stock exchanges where BHP Billiton Ltd and BHP Billiton Plc are listed will be notified.

84	▲ BHP BILLITON ANNUAL REVIEW 2006

Corporate Directory BHP BILLITON GROUP REGISTERED OFFICES BHP BILLITON LIMITED Australia
BHP Billiton Limited BHP Billiton Centre 180 Lonsdale Street Melbourne VIC 3000 Telephone (61 3) 9609 3333 Facsimile (61 3) 9609 3015
BHP BILLITON PLC United Kingdom
Neathouse Place London SW1V 1BH
Telephone (44 20) 7802 4000 Facsimile (44 20) 7802 4111
Company Secretaries
Karen J Wood (Group Company Secretary) Jane McAloon (Company Secretary – BHP Billiton Limited) Robert Franklin (Company Secretary – BHP Billiton Plc)
BHP BILLITON CORPORATE CENTRES South Africa
6 Hollard Street Johannesburg 2001 Telephone (27 11) 376 9111 Facsimile (27 11) 838 4716
Chile
Avenida Americo Vespucio Sur # 100, 9th Floor Las Condes Santiago Telephone (56 2) 330 5000 Facsimile (56 2) 330 5601
United States
1360 Post Oak Boulevard, Suite 150 Houston, TX 77056-3020 Telephone (1 713) 961 8500 Facsimile (1 713) 961 8400
MARKETING OFFICES The Netherlands
Verheeskade 25 2521 BE The Hague Telephone (31 70) 315 6666 Facsimile (31 70) 315 6767
Singapore
168 Robinson Road #10-01 Capital Tower Singapore 068912 Telephone (65) 6349 3333 Facsimile (65) 6349 4000
SHARE REGISTRARS AND TRANSFER OFFICES Australia
BHP Billiton Limited Registrar Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Postal Address – GPO Box 2975 Melbourne VIC 3001 Telephone 1300 656 780 (within Australia) (61 3) 9415 4020 (outside Australia) Facsimile (61 3) 9473 2460 Email enquiries: web.queries@computershare.com.au
United Kingdom
BHP Billiton Plc Registrar
Computershare Investor Services PLC The Pavilions, Bridgwater Road Bristol BS99 7NH
Postal Address –
PO Box 82 Bristol BS99 7NH Telephone (44 870) 889 3148 Facsimile (44 870) 703 6103 Email enquiries: web.queries@computershare.co.uk
South Africa
BHP Billiton Plc branch register Mailing Address Computershare Investor Services 2004 (Pty) Limited PO Box 61051 Marshalltown 2107 Office Address 70 Marshall Street Johannesburg 2001 Telephone (27 11) 370 5131 Facsimile (27 11) 688 5250 Holders of shares dematerialised into STRATE should contact their CSDP or stockbroker
New Zealand
Computershare Investor Services Limited Level 2/159 Hurstmere Road Takapuna North Shore City Postal Address – Bag 92119 Auckland 1020 Telephone (64 9) 488 8777 Facsimile (64 9) 488 8787
United States
Computershare Investor Services 2 North LaSalle Street Chicago, IL 60602 Postal Address – PO Box 0289 Chicago, IL 60690-9569 Telephone 1 888 404 6340 (toll-free within US) Facsimile (1 312) 461 4331
ADR Depositary, Transfer Agent and Registrar JPMorgan Chase Bank, NA
JPMorgan Service Center PO Box 3408
South Hackensack, NJ 07606-3408 USA
Telephone (1 201) 680 6630 (outside of US) 1 800 990 1135 (toll-free within US) Email: jpmorganadr@mellon.com Website: www.adr.com
Other details provided to assist shareholders.
Germany
Trustee
Deutsche Boerse Clearing AG
Dividend-paying bank
Deutsche Bank AG
Switzerland
Trustee
SEGA Schweizerrische Effekten-Giro AG
Dividend-paying bank
UBS AG
Credit Suisse First Boston
Receive your Annual Report electronically.
The BHP Billiton Group produces an Annual Review and an Annual Report, which are posted on the internet. Shareholders are encouraged to visit www.bhpbilliton.com to inspect the electronic version of the Annual Review and Annual Report and provide feedback to the Company.
The single parent entity financial statements of BHP Billiton Limited are available on the Company’s website (www.bhpbilliton.com) and are available to shareholders on request free of charge.
BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined group known as BHP Billiton.
The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. BHP Billiton Plc is located in London, UK. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this Report the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole.
Throughout this Annual Review, the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies. The term ‘the merger’ has a corresponding meaning.
Copies of the Annual Review and Annual Report for the Group can be found on www.bhpbilliton.com. Shareholders may also request a copy free of charge by telephoning 1300 656 780 (within Australia), (44 870) 889 3148 (within the UK) or (61 3) 9649 5020 (from elsewhere).
All the models in this Review, with the exception of the children, the cyclist and the lady in the Stainless Steel Materials highlights, are BHP Billiton employees. We are very grateful for their enthusiasm and help in putting this Review together. Photography by Giles Barnard, Andrew Craig, Jamshyd Masud, Garth Oriander, Andrew Stevens, Graeme Williams and others. Designed by Amanda Roach Design, printed in the UK by St Ives Westerham Press/printed in Australia by PMP Print.

www.bhpbilliton.com